UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB /A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

FreeHand Systems International, Inc.
 (Name of Small Business issuer in its charter)

Delaware	11-2906904

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

95 First Street, Suite 200
Los Altos, CA 94022
(Address of principal executive offices) (Zip Code)

(650) 941-0742
Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None
Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of class)

PART I

Item 1. Description of Business.

GENERAL DEVELOPMENT OF OUR COMPANY

We were incorporated in Delaware on February 18, 1988 under the name Windfall Capital Corp. We consummated an initial public offering in August 1989 and, contemporaneously with the closing of that offering, we acquired all of the outstanding common stock of U.S. Environmental, Inc., a Delaware corporation, which became a wholly-owned subsidiary of our company. In connection with that acquisition, we changed our name to U.S. Environmental, Inc. (“USEV”). From 1989 until 1996, we operated as a development stage company in the field of environmental services, with our principal activity being the marketing of a proprietary, licensed solid and hazardous waste treatment technology for commercial application.

The “Reverse Acquisition” of FreeHand Systems, Inc.

On September 15, 2005, USEV acquired FreeHand Systems, Inc. (“FreeHand Systems”) a Nevada corporation and changed its name to FreeHand Systems International, Inc. (“FSYI”, “FreeHand” or “the Company”). FreeHand Systems is the developer of the MusicPad ProTM line of products which consist of a personal computer and software based on patented technology. Our patented proprietary software and hardware allow for easy conversion to and storage in digital format of printed sheet music. Our digital sheet music website provides sheet music that is downloadable to personal computers and the MusicPad.

USEV’s acquisition of FreeHand Systems was effected pursuant to an Exchange Agreement among USEV, FreeHand Systems and the shareholders of FreeHand Systems. In connection with the acquisition of FreeHand Systems, we amended our certificate of incorporation to change our authorized capital stock from 100,000,000 shares of common stock, par value $0.0001 per share, to 50,000,000 shares of common stock par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. Of such 5,000,000 shares of preferred stock, 500,000 shares were designated Series A Convertible Preferred Stock (“Series A Preferred Stock”) in our certificate of incorporation, and our board of directors was authorized to fix the designations, preferences and relative, participating and optional or other special rights, and qualifications, limitations or restrictions of the remaining 4,500,000 shares. For a description of our currently authorized and issued capital stock, see Item 8, “Description of Registrant’s Securities to be Registered,” below.

In the FreeHand Systems acquisition, holders of FreeHand Systems Series A Preferred Stock and common stock received 334,669 shares of our Series A Preferred Stock and 2,139,343 shares (approximately 34%) of the common stock of FSYI at the effective time of the acquisition, the FreeHand Systems management and Board of Directors became the management and Board of Directors of FSYI, and FreeHand Systems became a wholly-owned subsidiary of the Company. In connection with the FreeHand Systems acquisition, it was intended that all outstanding shares of Series B Preferred Stock of FreeHand Systems would be exchanged for a like number of shares of Series B Preferred Stock of the Company. However, as described below under “Recent Financings – Series B Exchange,” Series B Preferred Stock was never validly issued by either FreeHand Systems or FSYI. On an “as converted” basis the shareholders of FreeHand Systems (including the holders of FreeHand Systems Series A Preferred Stock and intended holders of its Series B Preferred Stock), were to receive approximately 64% of the total FSYI common stock outstanding and, assuming conversion of FreeHand Systems notes payable and options and warrants, received approximately 78% of the total FSYI common stock outstanding after the transaction. Accordingly, the transaction was accounted for as a reverse acquisition whereby FreeHand Systems is deemed to be the acquirer and USEV is deemed to be the acquired entity.

The accounting reflects the transaction as FreeHand Systems issuing 4,070,831 shares of its common stock for all of our outstanding stock. This has been treated as a recapitalization of FreeHand Systems with no adjustment to paid-in capital and no goodwill. For this reason, pro forma information giving effect to the acquisition is not presented. As a result of this recapitalization, the assets, liabilities, results of operations and cash flows presented in the consolidated financial statements included in this registration statement are those of FreeHand Systems and not the former USEV.

In connection with the FreeHand Systems acquisition , FreeHand Systems effected a 0.66933:1 (one share for every 1.49403 shares) reverse stock split. Par value was not affected. All share and per share amounts have been adjusted to reflect this reverse split in each period presented in our consolidated financial statements.

At the time the transactions under the Exchange Agreement were completed , USEV had ceased its operations, had no assets or liabilities and was effectively a public shell corporation that was delinquent in its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”). Contemporaneously with those transactions, FreeHand Systems conducted a private placement of convertible notes and warrants, the terms of which contemplated that the investors would acquire securities of a company that was public or that would shortly thereafter be public, and FreeHand Systems viewed consummation of the USEV reverse acquisition as an expeditious means of achieving this end. Shortly after consummation of these transactions, on October 31, 2005, we terminated the registration of our common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and suspended our reporting obligations under the Exchange Act by filing Form 15 under the Exchange Act in contemplation of shortly thereafter restoring our status as a public reporting company. However, due to ongoing losses and turnover of financial management following these transactions, we were unable to obtain the audit opinions required to restore our public reporting status. This Registration Statement has been filed to restore our public reporting status under the Exchange Act.

Recent Acquisitions

On October 14, 2005, the Company purchased Denmark-based Sheet Music Now A/S, a Danish corporation (“SMN”). The primary reason for the acquisition was to expand the Company’s digital music library. Total consideration payable to the former shareholders of SMN consisted of 900,000 shares of our common stock (giving effect to the exchange of common stock for rights to receive Series B Preferred Stock described below ) valued at $675,000. The purchase agreement also provides that the former shareholders of SMN will earn one additional share of common stock, up to a maximum aggregate of 900,000 shares, for every $1.25 of gross revenue generated by SMN in the 24 months following the acquisition. For the period from the date of the acquisition through October 2007, SMN generated $ 158,289 of gross revenues. The Company has reserved 126,632 common shares related to this earnout provision. The Company valued the shares at the closing price on October 14, 2007 ($0.18), the anniversary date of the agreement, and in November 2007, the Company issued the common shares resulting in an increase to goodwill of $22,794.

In September 2006, we acquired Electronic Courseware Systems, Inc., an Illinois corporation, (“ECS”), and a privately held computer software developer and publisher of music and music education products, in a stock-for-stock transaction. We issued 175,000 shares of common stock and granted options to purchase 250,000 shares of common stock to the former shareholders of ECS. An additional 75,000 shares of common stock will be issued to one of the former shareholders of ECS when and if certain software is integrated into the MusicPad Pro® digital sheet music display system (“MusicPad”). The value of the common shares issued will be added to goodwill.

Recent Financings

Investments by Vision Opportunity Master Fund, Ltd.

Between September 2006 and July 2007, Vision Opportunity Master Fund, Ltd. (“Vision”), an accredited investor, made a series of investments in our Company resulting in gross proceeds to the Company, before expenses, of $9,500,000. The following is a brief summary of the investment transactions between Vision and the Company:

•

In September 2006, we sold to Vision 4,000,000 Units, each consisting of one share of common stock and warrants to purchase four additional shares of common stock for a gross purchase price of $3,000,000. The warrants were originally exercisable at prices ranging from $0.90 per share to $1.60 per share.

On February 1, 2007, the Company issued to Vision a warrant to purchase 120 shares of our Series C Preferred Stock and warrants to purchase 8,000,000 additional shares of common stock at prices from $1.00 per share to $1.50 per share in exchange for warrants to purchase 4,000,000 shares of our Common Stock issued to Vision in September 2006. Vision immediately exercised the new Series C Preferred Stock warrants in full for a gross exercise price of $3,000,000. The Series C Preferred Stock was originally convertible into 4,000,000 shares of our common stock at a conversion price of $0.75 per share.

•

In May 2007, Vision exercised warrants issued in February 2007 to purchase 2,000,000 shares of common stock for a gross exercise price of $2,000,000 and exercised 2,000,000 warrants issued in September 2006 on a “cashless exercise” basis to acquire 1,996,875 shares of our common stock.

•

In July 2007, Vision purchased a secured note of the Company for $1,500,000. The note is collateralized by substantially all the assets of the Company . In connection with the note purchase, Vision received 5,000,000 warrants to purchase our common stock at an exercise price of $0.65 per share and the conversion price of the Series C Preferred Stock was reduced to $0.50 per share, as a result of which the Series C Preferred Stock is now convertible into 6,000,000 shares of our common stock.

For a more detailed description of Vision’s investment transactions with the Company, see Item 2, “Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources.”As a result of these transactions, Vision is the beneficial owner of approximately 48.06% of our common stock. See Item 4, “Security Ownership of Certain Beneficial Owners and Management.”

For additional information with respect to the Company’s Series A and Series C Preferred Stock and outstanding warrants, see Item 8 “Description of Securities.”

Series B Exchange

In April 2004, FreeHand Systems, Inc.’s Board of Directors designated Series B Convertible Preferred Stock (“Series B Preferred”) in amounts to be determined by the Board of Directors, not to exceed 4,500,000 shares. The Board set forth the rights of the Series B Preferred Stock in resolutions adopted by the Board and attempted to issue shares from time to time through October 2005. However, both FreeHand Systems and, subsequent to the acquisition on September 15, 2005, the Company inadvertently failed to file the required certificates of designation with the Secretaries of State of Nevada and Delaware to establish their respective shares of Series B Preferred Stock, and such stock was never validly issued by either company. In May 2007, the Company discovered this error and offered to exchange common stock for all rights to receive Series B Preferred Stock at the one to one conversion ratio intended to be part of the terms of the Series B Preferred Stock. Through September 2007, all holders of Series B preferred stock rights (“Series B rights”) have informed the Company that they agree to the exchange and the Company has received signed agreements to exchange 2,939,624 shares (96%) of the Series B preferred stock. On August 30, 2007, the Company issued all 3,051,037 shares of common stock pursuant to this exchange in full settlement and satisfaction of FreeHand Systems and the Company’s respective obligations to issue Series B Preferred Stock to the holders. With respect to the two individuals who have not yet delivered the signed agreements, the Company is holding those certificates pending receipt of the agreements.

The Series B Convertible Preferred Stock Rights are presented in stockholders’ equity (deficit) separate from common stock, as the administrative failure to validly issue shares of stock could have been corrected at any time by filing the required documents with the respective Secretaries of State in the Company’s and its subsidiary’s states of incorporation. The Company’s Form 10-SB originally filed on August 29, 2007, reflected the Series B Convertible Preferred Stock Rights as common stock for all periods presented. Accordingly, the Series B Convertible Preferred Stock Rights have been reclassified to a separate line item from common stock for all periods presented. This reclassification led to a restatment of the net loss per common share. See “Management’s Discussion and Analysis or Plan of Operations – Reclassification of Series B Convertible Preferred Stock Rights” and Note 2 of Notes to Consolidated Financial Statements.

This Registration Statement and the related consolidated financial statements are the information and consolidated financial statements of FreeHand Systems International, Inc. and its subsidiaries. Unless the context otherwise requires the terms “FreeHand”, “FSYI”, the “Company”, “we” “us” and “our” refer to FreeHand Systems International, Inc.

OUR BUSINESS

FreeHand is the developer of the MusicPad Pro™ line of products which consist of a personal computer and software based on patented technology. MusicPad is sold in a variety of versions and configurations. The Company specializes in technology applications for the music industry, including hardware, software and digital sheet music content. The Company’s patented proprietary hardware and software (“FreeHand MusicPad Manager”) with additional products that bridge the gap between paper and digital domains, allow for the easy conversion to and storage in digital format of printed sheet music. The MusicPad is designed to serve the education, church and professional musician markets, and is currently being used by professional and amateur musicians, as well as bands and orchestras, throughout the world. MusicPad is also used as a teaching aid in high school and college musical curriculum programs. FreeHand sells the MusicPad digital tablet to performing musicians, high schools, universities, orchestras, military bands, studios, and churches.

The Company’s digital sheet music website, which was started in 1996 and acquired by FreeHand Systems in 2003, provides digital sheet music that is downloadable to the MusicPad. It delivers robust, flexible and attractive downloadable sheets of music by converting printed sheet music into a digital format using a low cost/high speed process. The Company has acquired rights to digital music and print music libraries. It has and will continue to digitize the print libraries. The Company provides a platform for users to download and print music from these libraries. Users can download from the Company website at www.freehandmusic.com or at selected music dealers throughout the United States and 15 countries worldwide. The Company intends to continue to add content to its music libraries through licensing and acquisition.

The Market

According to NAMM (National Association of Music Merchants), traditional U.S. sheet music sales were $ 582 million in calendar 2006 and grew by 2% in 2006 and by 6.1% and 5.5% in 2005 and 2004, respectively . The U.S. market is approximately half of the global market (source Music Trades, December 2006) . Only a small percentage of these sales are currently digital online sales. FreeHand desires to capture 10-20% of this sheet music market as it converts to digital. While the market for digital sheet music is emerging, the Company believes that the market model will shift from print to digital much in the same way that the recorded music market is shifting to digital, with increasing numbers of listeners obtaining their music online and through downloads, resulting in declining audio CD sales. The Company believes that the digital sheet music market will ultimately experience growth comparable to the rapid growth of the markets for digital audio players and digital music downloads. We cannot assure you, however, that such growth will occur or, if it does, that we will be in a position to exploit the market that develops.

Musical instruments and accessory products play an important role in the sheet music industry. U.S. sales of musical instrument and accessory products in 2006 were approximately $7.5 billion, according to NAMM. The global market reached $ 17.8 billion in total annual sales in 2005 (source: Music Trades, December 2006) . Musical instruments and accessories are sold in thousands of music retail stores in the U.S. and globally. The growth of the musical instrument industry has averaged approximately 2 % annually over the past 10 years , in part reflecting that 52 % of U.S. households have at least one member who plays a musical instrument and 40% have two according to a 2006 Gallup Poll. The MusicPad hardware and software fit naturally into the worldwide musical instrument market. FreeHand believes it can operate profitably if it captures less than 1% penetration of this market.

The Need

Reliance on traditional printed sheet music creates difficulties for publishers, retailers and users of traditional printed sheet music.

          Challenges affecting publishers and the retail market for printed sheet music:

•	Engraving and printing entail significant up-front costs. Publishers must expect significant market demand for the printed music in order to justify these up-front costs.

•	At any given time, publishers may have only 20% of their titles in print and, must treat the out-of-print 80% as representing sunk costs without any further opportunity for revenue generation.

•	Printed sheet music occupies a significant amount of retailers shelf space.

•	High inventory and distribution costs result in high retail prices which reduce demand, often resulting in titles without a significant demand being taken out of print.

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Music store owners face high inventory risks that limit the titles they stock which, in turn, reduces availability to customers and precludes access to sheet music of lesser-known or independent artists.

•	Printed sheet music is easily reproduced illegally resulting in millions of dollars of lost revenue.

          Dilemmas that impact customers and problems musicians encounter in the current sheet music market:

•	Sheet music can be difficult to locate and purchase. Sheet music availability is diminishing as many titles are going out of print due to high printing, distribution, and inventory costs.

•	Customers often must purchase an entire book of music to get the one item they want which can result in a decision to use an illegally reproduced copy or forgo the purchase entirely.

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Printed sheet music may not be easy to organize resulting in difficulties locating a title when needed and is often too bulky to easily carry to performances. Eventually, printed sheet music becomes worn, faded and dog-eared.

•	Managing sheet music during performances can be noisy, disruptive and cumbersome (e.g., stopping to turn pages, music blowing or falling off music stands, switching sheet music between pieces).

•	Performing musicians, churches, universities, music schools, and military bands spend substantial amounts copying, shipping, and distributing their music.

•	The Company has received anecdotal reports from educators that they spend significant amounts of time managing the library of their paper music – instead of teaching.

FreeHand believes that digital availability of sheet music using its MusicPad products and digital music website addresses the problems encountered by users of printed sheet music. FreeHand believes it is the only company that manufactures a specific touch screen music performance computer tablet, and its digital sheet music site is the largest in the industry, based on available titles, with over 90,000 titles.

MusicPad Pro™

The MusicPad Pro is a personal tablet computer that utilizes proprietary technology to solve problems common to musicians:

•	Storing and finding thousands of pieces of sheet music on the fly.

•	Noiseless page turning.

•	Hand-free page turning during performance.

•	Easy transposition of keys.

•	Multiple tools for rehearsal such as pitch pipe, metronome, and easy sheet editing.

•	Ability to rehearse “with the band” or without the band – MP3/Midi playback.

•	Seamless performances.

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Converts files in Sibelius, Finale, Encore and Cakewalk — any music composition software that is available for computers — into a MusicPad file. These programs are very popular music composition programs, and the file formats are proprietary to the individual companies. We convert files in these file formats into a graphics file using a printer driver image capture technique. This enables the FreeHand MusicPad Manager, the patented software that comes with the MusicPad, to convert any file from any program that can print into a FreeHand file. MusicPad Manager works on any personal computer as well as on the MusicPad.

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FreeHand MusicPad Manager facilitates the transfer of files from any source: graphics files or PDF files either scanned, or downloaded from the Internet. All software that is required for the MusicPad Manager to transform files into FreeHand format files is either copyrighted by FreeHand Systems, licensed from a third party provider or open source code.

FreeHand MusicPad Manager software provides all the functionality of the MusicPad, including editing, file retrieval and storage, play list creation and management, and transposition. FreeHand MusicPad Manager translates any digital file into MusicPad format.

MusicPad Maestro™ – Conductor’s Unit

FreeHand Maestro has the features of the MusicPad and comes with a 19 inch screen. It has 802.11b wireless capability and is designed for virtually silent performance. The FreeHand Maestro with its specially designed stand allows the conductor or instructor to send notes or phrasing changes to the MusicPad in the classroom or orchestra. It also allows the conductor or instructor to view all scores and all MusicPads. In addition it allows easy download and storage search of thousands of pages of music. The Maestro provides a 2-page view so a conductor or bandleader can see two pages at a time as they would with a regular paper score.

Digital Sheet Music Websites

Our website, www.freehandmusic.com, has 90,000 titles which the Company believes is the largest collection of licensed and owned digital downloadable sheet music in the world, based on the number of available titles claimed by its competitors on their websites . This provides immediate global access to a broad range of songs from pop to hard-to-find classical music that can be downloaded from the internet directly to any connected user’s computer, including MusicPad products. Solero® is the method by which licensed music is moved from the www.freehandmusic.com website in encrypted format to the buyer’s computer or MusicPad. This digital downloadable sheet music is derived from FreeHand owned compositions and FreeHand licensed sheet music from 200 music publishers and artists. FreeHand obtains multi-year licenses from publishers or artists, and converts the music to its Solero format with specially designed digitizing (electronic imaging from existing paper, XML or Finale™ format), at low cost. FreeHand’s patented technology enables FreeHand to digitize thousands of pages of music, edit, publish and upload to its website quickly at low cost. FreeHand owns the patents to the Solero product and the Solero trademark in the United States, Australia, Japan, Canada, and throughout Europe.

www.freehandmusic.com has an estimated 300,000 accounts of which over 40,000 purchased sheet music within the past year. FreeHand currently has the largest selection of digital sheet music in the industry, based on over 90,000 titles available. www.freehandmusic.com offers the following features:

•	Sheet music availability 24 hours a day, 7 days a week.

•	Website availability from any location with an internet connection.

•	Availability of out-of-print music titles comparable to availability of out-of-print titles through on-line booksellers.

•	Most pieces can be transposed to any key after the download.

FreeHand provides digital distribution of music through two offerings:

•	Consumers at www.FreeHandmusic.com buy music using their credit card.

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Dealers access a separate dealer location within the website that allows them to download music for their customers in their stores. Dealers can then print and package the music as desired and set their own price. This represents “on demand; just-in-time” inventory for the dealer.

Marketing and Distribution Methods of our Products/Services

The Company distributes its products both in the U.S. and internationally. The Company has had limited resources to market its products. The Company advertises in trade magazines and provides in-store promotional materials to dealers. Advertising expense during the years ended March 31, 2007 and 2006 was approximately $134,000 and $333,000, respectively. The Company sells the MusicPad to retailers through six employee sales representatives and additional manufacturers’ representatives. The Company’s sales force also handles MusicPad sales to institutions, such as universities and orchestras. The Company has distribution agreements for MusicPad covering the UK, Norway, Denmark, Sweden, Spain, Germany, Italy, Japan, Hong Kong and China. The Company also sells the MusicPad and accessories via www.freehandmusic.com, the Company’s digital music website. The Company sells digital sheet music through music retailers, who download and print music for their customers in their stores, as well as direct to customers via www.freehandmusic.com. The Company also has an agreement for the distribution of downloaded digital sheet music in the People’s Republic of China.

In September 2007, the Company entered into two distribution agreements with Hal Leonard Corporation (“Hal Leonard”), a major sheet music publisher that included an initial product order for 346 MusicPads. Under one of these agreements the Company appointed Hal Leonard its exclusive distributor of MusicPad products to music retailers in the United States, Canada, Mexico, Central America, South America, Australia and New Zealand. In order to maintain exclusivity in these territories, Hal Leonard must sell 5,000 MusicPads during the initial one-year term of the agreement. The second agreement provides for the Company’s distribution of Hal Leonard’s digital sheet music on the Company’s digital sheet music website and grants an option to Hal Leonard to distribute the Company’s digital sheet music on Hal Leonard’s digital sheet music website on the same terms as the Company’s distribution rights. The agreements also provide funding for MusicPad marketing activities. The MusicPad distribution agreement has an initial term of one year and is automatically renewed for successive one-year terms unless either party elects not to renew the agreement on at least 90 days notice. The term of the digital music distribution agreement is co-terminous with that of the MusicPad distribution agreement. The Company is discussing with Hal Leonard working capital financing arrangements related to the production and sale of MusicPad products. We do not have a financing commitment from Hal Leonard and there can be no assurance that we will be able to negotiate any such financing on satisfactory terms or at all. See Item 2, “Management’s Discussion and Analysis or Plan of Operations – Liquidity.”

Publicly announced new products

In March 2007, we announced plans to develop a low-priced “music reader” that would provide easy access to www.freehandmusic.com sheet music for beginner music education to be distributed through “big box” retailers. We have not completed the design for this product. There can be no assurance that we will complete the design or that, if we manufacture this product, it will be commercially viable.

In September 2006, as part of our acquisition of ECS, we acquired “pitch recognition” technology. Pitch recognition allows a computer to identify pitch accuracy of musicians as they play or sing. Application of this technology converts “pitch” into computer data. Novice musicians can receive feedback on the accuracy of their music performances as they play or sing exercises. Composers can play or sing notes and turn them into sheet music form. Musicians can receive feedback on performing music compositions and solos. We believe this technology will have significant application in the education market. We plan to release an enhanced software tool for pitch recognition in the late fall of 2007. This tool will function as part of the MusicPad Pro suite of enhanced applications. As the MusicPad Pro user reads and plays music, they can choose to receive an evaluation of their performance accuracy. We cannot assure you that, if released, this product will be successful.

Competition

In our digital music tablet business, our primary competitors are AmuseTec Co, Ltd. and Estand, Inc. We believe that our MusicPad Pro offers several advantages over our competitors’ products. These include:

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Price. The MusicPad offers a combination of hardware and software in a single device at a price that is comparable to the price of one competitor’s software alone and considerably less than another competitor’s product.

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Integration. The MusicPad product is an integrated hardware-software package. Our competitors offer only software, necessitating the purchase of a tablet computer. Personal computers are not designed for musical performance applications, which may create reliability problems.

•	Support. We offer 24 hour support via FAQs on our website, email, and a customer hotline during normal business hours. Our competitors provide only email or email and FAQ support.

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Superior Format. Our viewer and digital rights management software provide the ability to hear the music in Midi/MP3 playback, to transpose music to different keys, and to download the music directly to the MusicPad or a printer.

In the digital sheet music market, our principal competitors are Music Notes, Inc. and Sheet Music Direct, the digital music website affiliated with the Hal Leonard Corporation. We recently entered into a cross distribution agreement with Hal Leonard Corporation in which we and Hal Leonard gave each other distribution rights with respect to our respective digital sheet music libraries. See – Marketing and Distribution Methods for Our Products/Services.” We compete on the basis of the superior format and features discussed above, our library of 90,000 titles, and competitive price. We also compete against traditional retail sheet music merchants, including mail order companies, music merchandisers that sell musical instruments and related music products in stores and over the internet, music publishers that sell directly to customers via the internet, and assorted e-commerce websites that sell printed sheet music, as well as books and music generally, such as Amazon.com

Many of our current and potential competitors are well established companies that have greater financial, marketing, distribution, brand recognition and other resources than we have, and there can be no assurance that we will be able to compete effectively against these companies. See “Risk Factors – We Face Significant Competition.”

Sources and availability of raw materials; principle suppliers

The MusicPad Pro and MusicPad Pro Plus are manufactured for us pursuant to an agreement with a single manufacturer in China , Elite Business Machines . The agreement was entered into in March 2004, had a one-year term, and thereafter is renewed for successive one-year terms, subject to either party’s right to terminate the agreement on 180 days notice prior to the expiration of any such subsequent one-year term. We believe that if the manufacturer were unable to fulfill our production requirements or if the manufacturing agreement were terminated, other vendors are available that could produce these products at the same quality and at comparable prices to meet customer demand. However, the disruption to our business that would occur until we were able to locate and enter into suitable arrangements with a replacement manufacturer could adversely affect our operating results.

The following components are purchased by FreeHand and delivered to our manufacturer.

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Alchemy CPU – This device is a high performance/low power MIPs-based microprocessor. This is a single source item owned and distributed by Raza Microelectronics, Inc., This item has an eight week lead time, but is generally available.

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Flash Memory – This device stores the program and music as well as other appplications. This device can be updated and rewritten without replacing the device. This is a single source item from Spansion, but is generally available as a stock item.

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12.1” LCD module – This display is available from multiple sources with slight variations that can be used in manufacture of the MusicPad. The delivery schedule varies between 4 to 12 weeks depending on market demand. This device is also used in most smaller laptop computers.

We use a company located in Russia to provide digital music engraving for the conversion of printed sheet music into digital form. They also provide software programming services for the FreeHandmusic.com website as well as some MusicPad software development. We use another company based in India to provide electronic music cataloguing into the FreeHandmusic data base.

Dependence on Major Customers

We are not currently dependent to a material extent on any limited number of large customers. However, as the Company grows, certain distributors may account for a significant portion of sales in any given period. If Hal Leonard satisfies the minimum purchase MusicPad requirements for maintenance of its exclusive distribution rights, we will be substantially dependent on Hal Leonard for MusicPad sales.

Intellectual Property

We have patents covering our encryption techniques, database architecture and an improved method in displaying guitar tablature. We also hold a patent covering all the key elements of the MusicPad and FreeHand MusicPad Manager, including the ability to annotate files with a touch screen interface, download files from the internet, and clearly define the file structure.

FreeHand owns the following patents:

1. US Patent No. 5,773,741 – 1998 Method and apparatus for nonsequential storage of and access to digital musical score and performance information

2. US Patent No. 5,889,860 – 1999 Encryption system with transaction coded decryption key

3. US Patent No. 9,201,174 – 2001 Method and systems for improved tablature notation in digital musical scores

4. US Patent No. 6,483,019 – 2003 Music annotation system for performance and composition of musical scores

FreeHand also licenses certain third party patents which are used in the MusicPad Pro. Our registered trademarks include “Sunhawk,”® “Solero”® and “MusicPad.”®.

We consider our intellectual property to be significant to our business. We have entered into confidentiality agreements with certain vendors and other contractors and all employees to limit disclosure of our confidential information and to protect ownership of our intellectual property. We cannot assure you, however, that our patents cannot be successfully challenged or that these contractual arrangements or other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology, or deter independent third-party development of similar technologies.

Government Regulation

The Federal Communication Commission, or FCC, has jurisdiction over the electromagnetic spectrum and all interstate telecommunications services. The wireless communication features of our MusicPad products are subject to such FCC regulations. FCC statutes, rules and regulations applicable to our operations, and to products marketed by us, are subject to change. However, we are currently in compliance with all applicable FCC statutes, rules and regulations, and our compliance costs have not been material to our business or operations.

Research and Development

Research and development expense was $991,124 and $1,364,542 in the fiscal years ended March 31, 2007 and 2006, respectively. None of the costs of our research and development activity was borne directly by customers.

Compliance with Environmental Laws.

In July 2006, the European Union (“EU”) began requiring all electronics products sold within the EU to be RoHS compliant pursuant to the European Directive 2002/95/EC on restriction of hazardous substances (“RoHS”), which bans the placing on the EU market of new electrical and electronic equipment containing more than specified levels of lead and other hazardous compounds.

The use of non-RoHS compliant material put on the Market before July 2006 for the purposes of capacity expansion and/or upgrade is allowed in principle provided the equipment is not put on the market as new product.

FreeHand believes that we are allowed to continue shipment of existing MusicPad products under this exemption. All future upgrades and new products will be RoHS compliant.

Employees

At September 30, 2007, the Company had 26 employees. We are not a party to any collective bargaining agreements. We consider our relations with our employees to be good.

Item 1A. Risk Factors.

An investment in our common stock is highly speculative and involves a high degree of risk. You should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

RISK RELATING TO OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CAPITAL NEEDS.

WE HAVE A LIMITED OPERATING HISTORY, A HISTORY OF NET LOSSES AND A LACK OF WORKING CAPITAL.

Our principal operating subsidiary, FreeHand Systems commenced doing business in 2001. We were incorporated in Delaware in 1988 but commenced doing business in our present form in 2005 when we acquired FreeHand Systems. Accordingly, any evaluation of our potential future operations must be based on our limited operating history. Although we have had net sales in the past, we have never achieved a sales level sufficient to support our operations. We must substantially increase sales in order to reach break even. We incurred net losses of $ 4.1 million, $12.4 million and $8.1 million and have used cash for operations of $ 3.3 million, $6.1 million and $3.3 million in the six months ended September 30, 2007 and our past two fiscal years ended March 31, 2007 and 2006, respectively, and since inception, we have incurred accumulated losses of $ 45.8 million. There can be no assurance that the Company will ever be able to achieve break-even or profitable operations. Failure to meet our sales projections will have a material adverse effect upon the Company and will cause the Company to either seek new financing which may either not be available or only available at terms that are not favorable to either the Company or its existing shareholders or to cease operations.

We expect to continue to have a high level of operating expenses and will be required to make significant up-front expenditures in connection with our operations (including, but not limited to, salaries of our executives and other personnel) and expansion of our digital sheet music web site. We expect to incur additional losses until such time as we are able to generate sufficient revenues to finance our operations and the costs of expansion. There can be no assurance that we will be able to generate such revenues or operate profitably.

WE HAVE A WORKING CAPITAL DEFICIT, WHICH MEANS THAT OUR CURRENT ASSETS AT JUNE 30, 2007 WERE NOT SUFFICIENT TO SATISFY OUR CURRENT LIABILITIES.

As of September 30, 2007, we had a working capital deficit of $ 1,830,600, which means that our current liabilities of $ 3,224,304 exceeded our current assets of $ 1,393,704 by that amount on September 30, 2007. Current assets are assets that are expected to be converted to cash within one year and, therefore, may be used to pay current liabilities as they become due. Our working capital deficit means that our current assets on September 30, 2007 were not sufficient to satisfy all of our current liabilities on that date. If the funds we generate from operations are insufficient to do so, we will have to raise additional capital or debt to fund the deficit or cease operations.

WE AND OUR PRINCIPAL SUBSIDIARY HAVE BEEN THE SUBJECT OF GOING CONCERN OPINIONS FOR THE FISCAL YEAR ENDED MARCH 31, 2007 AND PRIOR YEARS FROM OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS, WHICH MEANS THAT WE MAY NOT BE ABLE TO CONTINUE OPERATIONS UNLESS WE CAN BECOME PROFITABLE OR OBTAIN ADDITIONAL FINANCING.

Our independent registered public accounting firms have included explanatory paragraphs in their audit opinions issued in connection with our consolidated financial statements for the fiscal years ended March 31, 2007 and 2006, which state that our consolidated financial condition, as reported in our consolidated financial statements, raises substantial doubt as to our ability to continue as a going concern. The same qualification was included our auditors’ opinions relating to the financial statements of FreeHand Systems for the fiscal years ended March 31, 2005, 2004 and 2003. Our ability to make operations profitable or obtain additional funding will determine our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTWITHSTANDING RECENT FINANCINGS AND FUTURE RECEIPTS OF SUCH FINANCING THAT WE MAY RECEIVE, WE WILL NEED TO RAISE ADDITIONAL FUNDS TO THE EXTENT THAT CURRENT CASH FLOWS ARE INSUFFICIENT TO FUND FUTURE ON-GOING OPERATIONS OR WE MAY BE UNABLE TO FULLY EXECUTE OUR PLAN OF OPERATION.

Subsequent to March 31, 2007, the Company completed equity and debt financings that raised $3.5 million in gross proceeds as described in the last paragraph of Item 2. “Management’s Discussion and Analysis or Plan of Operations-Liquidity and Capital Resources.” In September 2007, the Company entered into one year distribution agreements for MusicPad products and digital sheet music with Hal Leonard Corporation (“Hal Leonard”), a major sheet music publisher that included an initial product order for 346 MusicPads. We are currently discussing entering into working capital financing arrangements with Hal Leonard pursuant to which Hal Leonard would provide financing relating to the production and sale of MusicPad products. To date no such arrangement or agreement has been entered into and there can be no assurance that any such arrangement or agreement will be entered into on acceptable terms or at all . The Company’s related party note payable of $1 million is due on April 10, 2009, and has been classified as long-term debt. The Company believes that additional debt or equity financing will be necessary in addition to the combination of cost containment actions, the expected increase in sales as a result of the distribution and digital sheet music licensing agreement entered into in September 2007 and the associated working capital financing under discussion in order for the Company to continue to operate for the next twelve months. There are no current discussions underway to obtain the additional financing needed other than the discussion with Hal Leonard and there can be no assurance that such financing will be available to the Company on terms acceptable to it or at all. In addition, there can be no assurance that Hal Leonard will be successful in selling the MusicPad products in sufficient quantities, that we can obtain the necessary working capital financing to produce products for sale or that changing circumstances and unforeseen events will not cause us to miss our projected sales or increase our anticipated spending. We anticipate that funds from our recent equity and debt financings and the funds generated by our on-going operations will be insufficient to fund our future operating requirements, and it will be necessary to raise additional funds, through public or private financings. Without sufficient capital we will be unable to expand our present capabilities and develop new or updated software and hardware. We would also be unable to purchase inventory, which would adversely affect product sales. We would also be unable to continue to pay license fees to publishers and other providers of sheet music for our digital music web site, which would cause us to curtail the quantity and variety of sheet music we offer for downloading. We also will not be able to advertise our products, grow our distribution channels sufficiently or fund our other working capital requirements. Any equity or debt financings, if available at all, may be on terms that are not favorable to us. If adequate capital is not available on acceptable terms or at all, we may be unable to fully execute our business plan and we could be forced to delay, scale back or eliminate certain product or service development activities. In addition, any inability to obtain financing on reasonable terms at all could have a material negative effect on our business, operating results or financial condition to such an extent that we would be forced to restructure, reorganize, seek bankruptcy court protection, sell assets or cease operations, any of which would put the funds of equity investors at risk. We do not have any present commitments or arrangements for additional financing from Hal Leonard or any other party and , except as described above, we are not in negotiations or discussions to obtain additional financing.

IF WE DO NOT ACCURATELY FORECAST OUR SALES AND SCHEDULE DELIVERY OF OUR PRODUCTS OUR REVENUES WILL BE NEGATIVELY IMPACTED.

We must forecast sales of each of our products and establish production schedules based on our forecasts in order to build sufficient inventory in a timely fashion to avoid significant delays in delivery of finished goods to our customers. If we misjudge the market for the MusicPad Pro line of products, we could be faced with either excessive or insufficient inventory. Our manufacturer is located in Shen Zhen, China. Political instability, natural disaster or other business interruptions could disrupt our production and delivery schedules. Any such misjudgment or business interruption could result in a decrease in revenues and the decrease could be material.

WE MAY BE EXPOSED TO POTENTIAL RISKS RELATING TO OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING AND OUR ABILITY TO HAVE THOSE CONTROLS ATTESTED TO BY OUR INDEPENDENT AUDITORS.

Upon the effectiveness of the registration of our common stock under the Securities Exchange Act of 1934, we will become subject to the periodic reporting requirements of that act. As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a management report on the Company’s internal controls over financial reporting in their annual reports, including Forms 10-K and 10-KSB. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as well as the operating effectiveness of the Company’s internal controls. We will be required to evaluate our internal control systems in order to allow our management to report on internal controls and to provide our independent auditors attestation report on management’s report on our internal controls as required disclosures in our annual report commencing with our report for the fiscal year ending March 31, 2009.

We expect to expend significant resources in developing the necessary documentation and testing procedures required by SOX 404, but there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors. In the event that we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements, and our ability to obtain equity or debt financing could suffer.

RISKS RELATING TO OUR BUSINESS AND OUR PRODUCTS

THE MUSICPAD PRO IS A NEW PRODUCT.

The MusicPad Pro line of products are new to the marketplace. Our future success will depend on our ability to significantly increase sales of our MusicPad products. If performing musicians or the general public do not adopt digital organization and display of sheet music as an acceptable method for performance, rehearsal or learning, MusicPad sales may never reach volumes sufficient to support our business infrastructure.

DIGITAL SHEET MUSIC IS AN UNPROVEN PRODUCT.

Our future success will depend on our ability to significantly increase sales of our digital sheet music over the internet. If music publishers, other music content providers, professional musicians and consumers do not shift from paper sheet music to digital sheet music or adopt the internet as a means of distributing digital sheet music in general, and our technology in particular, our business would be harmed.

THERE IS NO EXISTING INDUSTRY STANDARD FOR THE DISTRIBUTION OF DIGITAL SHEET MUSIC.

The market for digital music products is characterized by new developments in technology and evolving industry standards. There is currently no generally adopted industry standard, and one may never materialize, for the creation, storage and distribution of playable, interactive digital sheet music. We cannot assure you that our Solero format will be a successful format for the creation, storage and distribution of playable, interactive digital sheet music, or that it will be adopted by customers in sufficient numbers for us to be successful. Further, if another format for the creation, storage and delivery of playable, interactive digital sheet music emerges and becomes the dominant format, we cannot assure you that it will be possible to convert Solero digital sheet music into that alternate format.

OUR PRODUCTS AND SERVICES MAY CONTAIN ERRORS OR DEFECTS.

We offer complex products and services. They may contain undetected errors when first introduced or when new versions are released. If we market products and services that contain errors or that do not function properly, we may experience negative publicity, loss of or delay in market acceptance, or claims against us by customers, any of which could harm our business.

WE OBTAIN OUR MUSICPAD TABLETS FROM A SINGLE SUPPLIER.

The MusicPad Pro and MusicPad Pro Plus are manufactured for us by a single manufacturer in China , Elite Business Machines . The agreement was entered into in March 2004 and had a one-year original term, and thereafter is renewed for a successive one-year term, subject to either party’s right to terminate the agreement on 180 days notice prior to the expiration of any such subsequent one-year term. We believe that if the manufacturer was unable to fulfill our production requirements or if the manufacturing agreement were terminated, other vendors are available that could produce these products at the same quality and at comparable prices to meet customer demand. However, the disruption to our business that would occur until we were able to locate and enter into suitable arrangement with a replacement manufacturer could adversely affect our operating results.

Our arrangements with this manufacturer permit us to place open purchase orders with flexible cancellation clauses which provide for cancellation with limited exposure. During fiscal 2006 based on orders from our distributors, we issued purchase orders to the manufacturer in excess of $5.4 million. One distributor subsequently canceled its order to us which resulted in increased holding costs for the manufacturer. Although the manufacturer has not made any demands on us, there can be no assurance that the manufacturer will continue to bear such holding costs. A change of policy by the manufacture requiring us to bear all or a portion of any such future costs could have a material adverse effect on our financial condition and results of operations.

WE DEPEND ON FOREIGN SUBCONTRACTORS TO CONVERT SHEET MUSIC INTO THE SOLERO FORMAT.

While our encryption, quality control and internet operations are directed from our offices in Los Altos, California, substantially all of our digital sheet music is produced by third-party subcontractors in Russia and India. These contractors are paid in U.S. dollars. Our relationships with these contractors may be affected by political or economic uncertainties, termination of our existing agreements or personnel shortages. Although domestic third-party providers of these services are available, we believe that such services are more costly. If the supply of music converted into our Solero format from foreign third-party subcontractors is disrupted for any reason, our ability to produce additional Solero music titles will be reduced until other service providers are contracted with, and our business could be adversely affected.

WE DEPEND ON OUR EXISTING AND FUTURE RELATIONSHIPS WITH MUSIC PUBLISHERS AND OTHER SHEET MUSIC PROVIDERS TO FURTHER EXPAND OUR CATALOG.

In order to expand our catalog of song titles, we must negotiate and enter into license agreements with music publishers and other sheet music providers. Our ability to maintain existing relationships with music publishers, record companies and artists is critical to the success of our business. We have licenses from major sheet music publishers including Sony. Our agreements with these sheet music publishers are for one-to-three year periods, and could be terminated prior to the normal expiration of their terms in the event of any uncured material breach. Any termination of these agreements would curtail, possibly significantly, the amount and variety of digital music we offer for downloading which could, in turn, not only reduce our revenue from sales of digital sheet music but could also reduce demand for our MusicPad products, which would have a material adverse effect on our business.

In addition, our success will depend on our ability to build relationships with additional music publishers to expand our catalog of song titles. While we have rights to convert and distribute a number of sheet music titles, other music publishers have a substantial number of sheet music titles to which we will continue to solicit conversion and distribution rights. We cannot assure you as to when those rights will be available to us, if at all, or that such rights will be available to us on commercially reasonable terms. Our failure to expand our catalog of digital sheet music titles could affect the growth of our sales and could harm our business.

NEW SOURCES OF PUBLISHING RIGHTS OTHER THAN THOSE WE HAVE NOW MAY COST MORE.

We may be required to pay substantial royalty advances or make other substantial payments to acquire additional music conversion and distribution rights from new sources and to maintain our existing library in the future. We cannot assure you that we will have available or be able to acquire the funds required to make such payments or that we will be able to recoup such advances or payments, if any, that may be payable for such rights. Our failure to make such payments could harm our relationships with our licensors, including, but not limited to, cancellation of our license agreements.

In addition, license fees payable to music publishers and other licensing agencies may increase as we continue to expand our catalog and as competition for these titles increases. Music publishers, record companies, copyright owners, performance rights societies, licensing agencies and others may make claims for royalties in addition to those we are currently paying. If we are required to pay increased or additional licensing fees, these increased payments could reduce our margins and could harm our business.

WE FACE SIGNIFICANT COMPETITION.

MusicPad faces competition from other display alternatives during learning, rehearsal and performance, including personal computers and paper sheet music.

As a retailer of print and digital sheet music over the internet, we currently or potentially compete with a variety of companies. In the print sheet music market, our competitors include:

•	traditional retail sheet music merchants, including conventional mail-order companies;

•	various music merchandisers that sell instruments and related music products in retail stores and over the internet;

•	music publishers that sell products directly over the internet on a mail order basis; and

•	assorted e-commerce websites selling books, music and print sheet music over the internet, in some cases at lower prices than we currently offer.

We do not believe there is another integrated product for storage and display during learning, rehearsal and performance with all of the features of the MusicPad. However we cannot assure you that such other products will not be developed by other manufacturers, that products with fewer features will not achieve greater market acceptance or that MusicPad will achieve the sales volume necessary to achieve our business goals.

In digital sheet music, we do not believe any of our competitors have converted substantial portions of sheet music into an interactive digital format that can be stored, encrypted, previewed, played and printed via a personal computer. However, a number of companies are currently in similar or potentially competing businesses including Sheet Music Direct (affiliated with Hal Leonard Corporation and Music Sales Corporation) and Sibelius. We have entered into an agreement with Hal Leonard Corporation granting the Company rights to distribute Hal Leonard’s digital sheet music on the Company’s sheet digital music website and granting an option to Hal Leonard to distribute the Company’s digital sheet music on Hal Leonard’s digital sheet music website on the same terms as the Company’s distribution rights. If these or other companies successfully develop competing technologies or acquire significant catalogs of music (and, in the case of Hal Leonard, if we do not receive access to such superior technology or our distribution rights are not renewed after the initial one-year term of the distribution agreement) , our business could be adversely affected.

Many of our current and potential competitors are well-established companies that have greater financial, marketing, distribution, brand recognition and other resources than we have, and there can be no assurance that we will be able to compete effectively against these companies. Additionally, larger, well-established and well-financed entities such as major music publishers may acquire, invest in, or form joint ventures with our e-commerce competitors or other sheet music publishers or suppliers who develop their own internet distribution channels, any of which could harm our business.

WE DEPEND ON THE CONTINUED GROWTH OF E-COMMERCE.

Our future revenues and any potential future profits are dependent upon widespread acceptance and increased use of the internet as a medium for commerce. We cannot predict whether customers of sheet music who have used traditional means of commerce will instead purchase digital and just-in-time printed sheet music over the internet. Customer concerns over the security of transactions conducted on the internet, together with concerns over the privacy of users and their personal data could inhibit the growth of the internet and e-commerce. If use of the internet does not continue to grow, or if the necessary internet infrastructure or complementary services are not developed and maintained to effectively support any growth that may occur, our business could be harmed.

WE FACE RISKS ASSOCIATED WITH GROWTH, NEW BUSINESS AND ACQUISITIONS.

We believe anticipated growth may place a significant strain on our operations. In addition, we may expand our product and service offerings to include other forms of digital content. Any such growth or expansion could require significant additional costs and expenses and could expose us to increase competition and other risks. To manage growth, we must train, manage and motivate our employees and efficiently manage our systems and resources. We cannot assure you that we will be able to effectively manage the expansion of our operations. Our failure to effectively manage growth could adversely affect business.

We have made acquisitions of assets and businesses in the past, and we expect to continue to do so if suitable candidates are available for acquisition on satisfactory terms. We may also make investments in, or enter into strategic alliances or joint ventures with, companies engaged in businesses that are similar or complementary to ours. If we make such acquisitions or investments or enter into strategic alliances, we will face certain risks inherent in such transactions that could adversely affect our business, results of operations and financial condition. These could include adverse short-term effects on our reported operating results such as those caused by severance payments to employees of acquired companies, difficulties in eliminating duplicative costs, restructuring charges associated with the acquisitions and other expenses associated with the change of control, as well as non-recurring acquisition costs. Acquisitions may also divert management’s attention, create difficulties with retention, hiring and training of key personnel, raise risks associated with unanticipated problems or legal liabilities, and require non-cash accounting charges associated with the amortization of acquired intangible assets. Furthermore, although we conduct due diligence and generally require representations, warranties and indemnification from the former owners of acquired companies, those former owners may not accurately represent the financial and operating conditions of their companies and may not have the means to satisfy their indemnification obligations. If an acquired company’s financial or operating results were misrepresented, the acquisition could have a material adverse affect on our business, financial condition and results of operations. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures that they will be completed in a timely manner, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both.

WE FACE RISKS ASSOCIATED WITH UNANTICIPATED INCREASES IN CUSTOMER TRAFFIC.

We believe our present digital encrypted download and order delivery systems are adequate for the foreseeable future. Nonetheless, we may add customers at unanticipated rates that will require us to upgrade our existing software and hardware, secure additional services and equipment, and add capacity to our system. Our success will depend in part on our ability to quickly and effectively scale our operations to accommodate any significant increase in customer traffic and orders. If we do not successfully scale our operations to accommodate increased customer demands for our products, our business could be harmed.

WE MAY ENCOUNTER SECURITY RISKS ASSOCIATED WITH OUR BUSINESS ON THE INTERNET.

A significant concern regarding e-commerce over the internet has been the need for secure transmission of consumer information. We rely on encryption and credit card authentication technology for the purpose of securely transmitting confidential information such as customer credit card numbers. We cannot predict whether events or developments in technology could result in a compromise or breach of the technology we use to protect customer transaction data and other information. Despite our security efforts, if third persons were able to breach our network security or otherwise misappropriate our users’ personal information or credit card information, we could be subject to liability and loss of customers. Moreover, we could incur additional expenses if new regulations regarding the use of personal information are introduced or if authorities choose to investigate our privacy practices. We may need to expend significant capital and other resources to protect against security breaches or to remedy problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. Any compromise of our encryption and authentication technology could adversely affect our business.

In addition, our servers and those of our service providers may be vulnerable to viruses or other harmful code or activity transmitted over the Internet. While we proactively check for intrusions into our infrastructure, a virus or other harmful activity could cause a service disruption. In addition, we bear financial risk from purchases placed with fraudulent or stolen credit card data. Although we have implemented anti-fraud measures, a failure to control fraudulent credit card transactions adequately could adversely affect our business. Because of our limited operation history, we cannot assure you that our anti-fraud measures are sufficient to prevent material financial loss.

WE RELY ON THIRD-PARTY TECHNOLOGY AND INTERNET SERVICE PROVIDERS.

While a substantial portion of our software and technology has been internally developed, we rely on third parties for certain of our software and technology. There can be no assurance that third-party technology licenses or agreements to provide certain services will continue to be available to us on commercially reasonable terms, or at all. In addition our success will depend, in large part, upon third parties maintaining the internet infrastructure to provide a reliable network with the speed, ease of use, data capacity, security and hardware necessary for reliable internet access and services. The loss of any of these third-party technologies, or the failure of our service providers to provide necessary internet services, could adversely affect our business.

OUR OPERATIONS ARE SUBJECT TO SYSTEMS FAILURE RISKS.

Substantially all of our computer hardware for operating www.freehandmusic.com is currently outsourced with an offsite hosting facility that provides redundant hardware and uninterruptible service. We have a local set of servers located in the Los Altos location that is the staging area for all new software updates and music postings before they go live on the remote hosted servers. Our ability to sell digital sheet music over the internet successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications systems. Our systems are vulnerable to damage from fires, earthquakes, floods and other natural disasters as well as telecommunications failures, power losses, computer viruses, vandalism and similar events. The occurrence of any of the foregoing could lead to interruptions, delays, loss of data or the inability to sell our products. Our customers may become dissatisfied by any system failure or delay that interrupts our ability to provide service. Sustained or repeated system failures could affect our reputation, which would harm our business.

WE DEPEND UPON OUR INTELLECTUAL PROPERTY RIGHTS, INCLUDING OUR DOMAIN NAME, AND THOSE RIGHTS ARE SUBJECT TO INFRINGEMENT BY OTHERS AND REGULATORY CHANGES.

We consider our patents, trademarks, trade secrets and other similar intellectual property, including intellectual property that we license from others, to be a valuable part of our business. To protect our intellectual property rights, we rely upon copyright, trademark, patent and trade secret laws and generally enter into confidentiality agreements with our employees, consultants vendors and corporate business partners. We cannot assure you that applicable U.S. or foreign laws or our use of confidentiality agreements will provide sufficient protection from misappropriation or infringement of our intellectual property rights or the unauthorized use or distribution of our products, particularly in foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States. If third parties were to use or otherwise misappropriate our copyrighted materials, trademarks or other intellectual property rights without our consent or approval, independently develop products utilizing our technologies or breach the security provided by our encryption and e-commerce technology our competitive position could be harmed, or we could become involved in litigation to enforce our rights. There is no assurance that we will have the funds required to pay the legal fees, costs and other expenses required to prosecute litigation relating to infringement of intellectual property. Our failure or inability, or a failure or inability on the part of our licensors, to protect our intellectual property rights could adversely affect our business.

WE MAY BE EXPOSED TO LIABILITY FOR MUSIC AND OTHER CONTENT ON OUR WEBSITE AND MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT AND OTHER CLAIMS.

Although we do not believe we infringe upon the intellectual property or other rights of any third parties, we cannot assure you that third parties will not assert such claims against us in the future or that such claims will not be successful. Because of the third-party use of music and information downloaded from our website, we may be subject to claims for copyright or trademark infringement, negligence, defamation, obscenity or on other grounds. The law relating to the digital distribution of music and other materials over the internet is unsettled, and we face risks associated with, for example, content appearing on sites to which we link, content appearing on sites created by those to whom we license content, and a failure by us to obtain all necessary rights to distribute our sheet music products. We may also face claims based on the software, technology and other materials that we obtain from third parties. Our insurance may not adequately protect us against these types of claims and, even if these claims do not result in liability, we could incur significant costs and a diversion of technical and management resources in investigating and defending ourselves against these claims, which could harm our business. Although we are generally indemnified against claims related to software and other materials licensed from third parties, such indemnity may not be available or adequate in all cases.

WE DEPEND ON KEY PERSONNEL AND ATTRACTING QUALIFIED MANAGEMENT PERSONNEL AND OUR BUSINESS COULD BE HARMED IF WE LOSE PERSONNEL AND CANNOT ATTRACT NEW PERSONNEL.

Our success depends to a significant degree upon the technical and management skills of our officers and key employees, including in particular those of Kim A. Lorz, our President and CEO, Michael M. Hamilton, our Senior Vice President of Operations and Business Development, and Ted Schroeder, our Chief Technical Officer and Vice President of Engineering. The loss of the services of Mr. Lorz, Mr. Hamilton or Mr. Schroeder likely would have a material adverse effect on our business and operations. Our success also will also depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. Our management believes that we do not maintain adequate key person life insurance for any of our officers or key employees. Our executives are not subject to non-competition agreements upon termination of their employment unless such termination is effected by us without “cause” or by the executive for “good reason” as defined in their employment agreements, and we have not required our employees to execute non-competition agreements with us, and those executives or employees could leave us to form or join a competitor. The loss of any of our key executives, the use of proprietary or trade secret data by former employees who compete with us in spite of applicable confidentiality agreements, or the failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on our business.

We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

WE FACE GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES.

As commerce on the internet continues to evolve, federal, state, local or foreign agencies may adopt laws and regulations that could impact our business, including legislation and regulations relating to the distribution of music and other content over the internet and privacy and encryption issues. Moreover, the applicability to the internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. Further, the growing use of the internet has burdened the existing telecommunications infrastructure and has caused interruptions in telephone service. Telephone carriers have petitioned the government to regulate the internet and impose usage fees on internet service providers. The imposition of such laws and regulations may limit the growth of the internet, increase our cost of doing business or increase our legal exposure, any of which could harm our business.

RISKS RELATING TO OUR COMMON STOCK AND OTHER EQUITY SECURITIES.

WE HAVE NOT PAID, AND CURRENTLY DO NOT ANTICIPATE, PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any dividend on our common stock and do not plan or expect to be able to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and to expand our business. In any event, payment of dividends on our common stock is subject to the prior payment of dividends on our Series A Preferred Stock and on any other class or series of stock that we may issue from time to time having dividend rights with a priority over our common stock.

THERE IS A LIMITED MARKET FOR OUR COMMON STOCK WHICH MAKES IT DIFFICULT FOR INVESTORS TO ENGAGE IN TRANSACTIONS IN OUR SECURITIES.

Our common stock is quoted in the “Pink Sheets” under the symbol “FSYI.PK”. If public trading of our common stock does not increase, a liquid market will not develop for our common stock. The potential effects of this lack of liquidity include difficulties for the holders of our common shares in selling our common stock at prices they find attractive. If liquidity in the market for our common stock does not increase, investors in our company may never realize a profit on their investment. Quotations in the Pink Sheets may not represent actual transactions in our common stock but rather are the bid and asked quotations posted by market makers for our common stock.

Upon the effectiveness of the registration of our common stock under the Securities Exchange Act of 1934, we intend to seek to have our common stock quoted on the OTC Bulletin Board (“OTC BB”), a quotation service of the National Association of Securities Dealers, Inc. We cannot apply to have our common stock quoted on the OTC BB, but must depend on market makers to apply to quote our common stock on the OTC BB. There can be no assurance that our common stock will be accepted for quotation on the OTC BB or that the availability of quotations on the OTC BB will enhance the market for our common stock.

OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY LIQUIDATING YOUR HOLDINGS.

The trading volume of our stock has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. In addition, during the last two fiscal years (beginning with the acquisition of FreeHand Systems), our common stock has traded as low as $0.17 and as high as $2.86. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including actual or anticipated variations in quarterly and annual operating results and general market perception. An absence of an active trading market could adversely affect our stockholders’ ability to sell our common stock in short time periods, or possibly at all. In addition, we believe that factors such as changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time.

“PENNY STOCK” RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT.

Trading in our securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.

In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities.

SIGNIFICANT STOCKHOLDERS MAY IMPACT OUR STOCK VALUE THROUGH THE EXECUTION OF SHORT SALES WHICH MAY DECREASE THE VALUE OF OUR COMMON STOCK.

Short sales are transactions in which a selling shareholder sells a security it does not own. To complete the transaction, a selling shareholder must borrow the security to make delivery to the buyer. The selling shareholder is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the selling shareholder. If the underlying security goes down in price between the time the selling shareholder sells our security and buys it back, the selling shareholder will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the selling shareholder will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. Holders of our common stock and our convertible preferred stock could short the common stock by borrowing and then selling our securities in the market, and then converting their preferred stock or exercising warrants having a lower conversion or exercise price to replace the security borrowed. Our executive officers and beneficial owners of more than 10% of our common stock are prohibited by SEC rules from effecting short sales. However, because a small number of other stockholders control a significant portion of our common stock, such stockholders could have a large impact on the value of our stock if they were to engage in short selling of our stock. Such short selling could impact the value of our stock in an extreme and volatile manner to the detriment of other shareholders.

SHARES ELIGIBLE FOR PUBLIC SALE IN THE FUTURE COULD DECREASE THE PRICE OF OUR SHARES OF COMMON STOCK AND REDUCE OUR FUTURE ABILITY TO RAISE CAPITAL.

Sales of substantial amounts of shares of our common stock in the public market could decrease the prevailing market price of our common stock. If this occurs, investors in our shares of common stock may be forced to sell such shares at prices below the price they paid for their shares, or in the case of the investors who have exercised warrants or exchanged indebtedness or converted convertible securities for common stock of our company stock, or who may engage in such transactions in the future, at prices below the applicable exercise, exchange or conversion price. In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

IT IS LIKELY THAT ADDITIONAL SHARES OF OUR STOCK WILL BE ISSUED IN THE NORMAL COURSE OF OUR BUSINESS DEVELOPMENT, WHICH WILL RESULT IN A DILUTIVE AFFECT ON OUR EXISTING STOCKHOLDERS.

We have issued common stock in the past in payment for goods and services as well as to obtain capital. We expect to issue additional common or preferred stock as required to raise additional working capital in order to secure expand our digital sheet music web site, acquire intellectual properties, undertake company acquisitions, recruit and retain management and key employees, compensate our officers and directors, engage industry consultants and for other business development activities. Such issuances are likely to be dilutive to our existing stockholders.

THE PRICE ADJUSTMENT PROVISIONS OF OUR SERIES C PREFERRED STOCK AND RELATED WARRANTS COULD SIGNIFICANTLY INCREASE THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THAT STOCK OR EXERCISE OF THOSE WARRANTS, RESULTING IN SIGNIFICANT ADDITIONAL DILUTION TO OUR STOCKHOLDERS.

Our Series C Preferred Stock is convertible into 6,000,000 shares of our common stock at a present conversion price of $0.50 per common share. The sole holder of our Series C Preferred Stock also holds warrants to purchase 16,000,000 shares of our common stock at an exercise price of $0.50 per share and additional warrants to purchase 5,000,000 shares of our common stock at $0.65 per share. The terms of all of these securities provide that, subject to specified exceptions, if we issue additional common stock or are deemed to issue additional common stock (e.g., by the issuance of securities convertible into or exchangeable or exercisable for common stock or warrants, options or other rights to purchase common stock) within two years after February 1, 2007 (in the case of the warrants exercisable at $0.50 per share) or within two years after July 27, 2007 (in the case of the warrants exercisable at $0.65 per share) at an issue price (or deemed issue price) per share less than the conversion price or applicable exercise price, the conversion price or exercise price of all such securities having a higher conversion or exercise price will be reduced to the issue price or deemed issue price of the subsequently issued additional common stock (so-called “full ratchet” anti-dilution protection). The operation of such provisions in connection with our issuance of additional common stock could result in significant dilution to our stockholders.

OUR ISSUANCE OF PREFERRED STOCK AND OUR ABILITY TO ISSUE ADDITIONAL PREFERRED STOCK COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, TO THE POSSIBLE DETRIMENT OF HOLDERS OF COMMON STOCK.

We have issued and have available the ability to issue preferred stock which, if issued, could make it more difficult for a third party to acquire us, to the detriment of holders of shares of our common stock. Without the consent of our common stockholders but subject to certain consent rights of the holders of our preferred stock, our Board of Directors may authorize and issue our authorized but yet unissued preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, previous and potential future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock. Conversely, holders of our preferred stock could decline to consent to our issuance of additional preferred stock, which could preclude us from obtaining needed capital.

THE TERMS OF OUR SERIES C PREFERRED STOCK AND EMPLOYMENT AGREEMENTS WITH OUR EXECUTIVE OFFICERS COULD DISCOURAGE A THIRD PARTY FROM ATTEMPTING TO ACQUIRE OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

Under the terms of our Series C Preferred Stock, holders of such stock have the right to require the Company to redeem the Series C Preferred Stock upon the occurrence of certain “Major Transactions” and “Triggering Events,” as defined in the Certificate of Designation for our Series C Preferred Stock. Major transactions included mergers and consolidations (unless, after completion thereof, our stockholders before the transaction continue to hold voting power sufficient to elect a majority of our board of directors), the sale or transfer of more than 50% of our assets and the closing of a tender offer in which more than 50% of our outstanding common stock is tendered and accepted for payment. A “Triggering Event” includes consummation of a “going private” transaction by the Company. See “Description of Registrant’s Securities to be Registered—Series C Convertible Preferred Stock.”

In addition, we have employment agreements with each of our executives providing that if the executive is terminated without cause after a “change of control,” the executive may elect to receive certain enhanced severance benefits, including a lump sum payment significantly greater than the severance pay that would otherwise be payable and vesting of all outstanding options held by the executive. “Change of control” as defined in these agreements includes most of the “Major Transactions” referred to in the terms of the Series C Preferred Stock. The aggregate lump sum payments that would be payable if all of our executive officers were terminated without cause after a change of control would be $12,000,000.

The additional expense required to redeem our Series C Preferred Stock and make these severance payments could discourage proposals or offers to acquire the Company or reduce the consideration that an acquirer would be willing to pay to holders of common stock due to the necessity to allocate merger consideration to redemption of the Series C Convertible Stock and such severance payments . To the extent such anti-takeover effects are reflected in the market price for our common stock, such price could be adversely affected.

A SINGLE INVESTOR BENEFICIALLY OWNS APPROXIMATELY 49% OF OUR COMMON STOCK AND IS IN A POSITION TO CONTROL OUR MANAGEMENT AND AFFAIRS WITHOUT SIGNIFICANT INFLUENCE BY OUR OTHER STOCKHOLDERS. THE SAME INVESTOR ALSO HOLDS A SECURITY INTEREST IN SUBSTANTIALLY ALL OF OUR ASSETS.

Vision Master Opportunity Fund, Ltd. (“Vision”) beneficially owns 34,996,875 shares (approximately 49% of our common stock, of which 7,996,875 shares are issued and outstanding and 27,000,000 share are issuable upon conversion of preferred stock and exercise of warrants held by Vision. See Item 4. “Security Ownership of Certain Beneficial Owners and Management.” If Vision were to convert or exercise all of its convertible stock and warrants, Vision would control almost 50% of our shares and would have the effective voting power to approve or disapprove most actions which require the vote of our stockholders.

On July 27, 2007, the Company issued a senior secured note (the “Note”) to Vision which is collateralized by all of the assets of the Company and FreeHand Systems, subject to certain exceptions, including inventory. Upon the occurrence and continuation of an event of default under the Note, Vision may declare all or any portion of the Note to be due and payable immediately, except that upon the occurrence of certain bankruptcy-related events of default, amounts due thereunder would become due and payable immediately, without further action or notice on the part of Vision. In addition, upon the occurrence and continuation of an event of default, Vision is entitled to exercise its rights and remedies under the security agreement between Vision and the Company. Such rights and remedies include the remedies available to a secured creditor under the Uniform Commercial Code, including the right to realize upon the assets of the Company that collateralize the Note.

OUR OFFICERS AND DIRECTORS OWN A SIGNIFICANT PORTION OF OUR COMMON STOCK WHICH MAY LESSEN THE INFLUENCE OF PUBLIC STOCKHOLDERS IN OUR MANAGEMENT.

Our officers and directors beneficially own approximately 13.72 % of our present issued and outstanding shares of common stock and 19.04 % of our issued and outstanding shares of common stock on a fully diluted basis assuming the shares of Series A Preferred Stock held by our directors are converted into common shares (not including any of the shares underlying warrants held by Vision). Accordingly, our officers and directors collectively are able to exercise significant influence over matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions.

OUR CHARTER PROVIDES FOR LIMITED LIABILITY FOR OUR DIRECTORS.

Our articles of incorporation limit and indemnify against the personal liability of our directors for monetary damages for breach of fiduciary duty of care as a director, subject to certain exceptions, to the fullest extent allowed by Delaware law. Accordingly, except in limited circumstances, our directors may not be liable to us or our stockholders for breach of this duty.

Item 2. Management’s Discussion and Analysis or Plan of Operations

This section and other parts of this Registration Statement contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and the Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled “Risk Factors” above. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Registration Statement. Unless otherwise stated, references in this report to particular years or quarters refer to the Company’s fiscal years ended in March and the associated quarters of those fiscal years. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Unless the context indicates otherwise, references in this section, “Management’s Discussion and Analysis or Plan of Operation,” references to “we, “our”, “us”, “the Company”, “FreeHand”, or “FYSI” refer to the registrant.

Selected Financial Data

We have derived the following selected consolidated historical financial data as of and for the years ended March 31, 2007 and 2006 from our audited consolidated financial statements and the selected consolidated historical financial data as of September 30, 2007 and for the three and six month periods ended September 30, 2007 and 2006 from our unaudited condensed consolidated financial statements, both of which appear elsewhere in the registration statement. You should read the summary consolidated historical financial data set forth below in conjunction with the discussion of our operations and financial condition set forth below and our historical consolidated financial statements and the related notes to those consolidated financial statements and the unaudited condensed consolidated financial statements and the related notes to those financial statements included elsewhere in this registration statement.

The interim financial information as of September 30, 2007 and for the three and six month periods ended September 30, 2007 and 2006 is unaudited, but includes all normal recurring adjustments that we consider necessary for a fair presentation of our financial position at such date and our results of operations and cash flows for those periods.

	Three Month Period Ended September 30, 2007 (fiscal 2008)	Three Month Period Ended September 30, 2006 (fiscal 2007)	Six Month Period Ended September 30, 2007 (fiscal 2008)		Six Month Period Ended September 30, 2007 (fiscal 2007)		Year Ended March 31, 2007 (fiscal 2007)		Year Ended March 31, 2006 (fiscal 2006)

Statements of operations data:
Net sales	$459,535	$427,725		$876,846		$992,546		$1,869,607	$1,711,475
Cost of sales	$490,135	$565,726		$1,157,430		$1,345,217		$2,356,413	$2,313,667
Gross profit	$(30,600)	$(138,001)	$	(280,584)	$	(352,671)		$(486,806)	$(602,192)
Operating expenses	$1,765,292	$1,630,196		$3,636,107		$2,409,515		$8,127,188	$5,010,462
Interest expense	$134,296	$398,301		$179,922		$1,107,624		$1,182,627	$2,505,030
Loss on conversion of notes payable to equity	—	$2,649,639		—		$2,649,639		$2,649,639	—
Net loss	$(1,930,188)	$(4,816,137)	$	(4,094,801)	$	(6,519,449)		$(12,446,260)	$(8,113,912)
Cash flow data:
Cash used in operating activities	N/A	N/A		$(3,318,015)	$	(943,671)		$(6,122,275)	$(3,274,635)
Cash used in investing activities	N/A	N/A	$	(11,298)	$	(29,503)	$	(21,629)	$(136,765)
Cash provided by financing activities	N/A	N/A		$3,342,784		$4,069,130		$6,798,416	$3,421,371

	As of September 30, 2007				As of March 31, 2007	As of March 31, 2006

Balance sheet data:

Current assets	$1,393,704	N/A	N/A		$1,372,816	$1,175,615
Total assets	$2,316,156	N/A	N/A		$2,444,468	$2,414,209
Notes payable - current	$40,894	N/A	N/A		$40,894	$9,859,599
Current liabilities	$3,224,304	N/A	N/A		$3,513,915	$16,579,648

Working capital deficiency	$(1,832,600)	N/A	N/A		$(2,141,099)	$(15,404,033)
Long-term debt – related party	$901,129	N/A	N/A	N/A	$958,847	—
Senior secured note	$969,188	N/A	N/A	N/A	—	—
Redeemable convertible preferred stock	$2,774,481	N/A	N/A	N/A	$2,774,481	$335
Series B convertible preferred stock rights	—	N/A	N/A	N/A	$3,247,665	$3,247,665
Common stock and paid-in capital	$40,273,465	N/A	N/A		$33,681,170	$11,871,911
Accumulated deficit	$(45,826,411)	N/A	N/A		$(41,731,610)	$(29,285,350)
Total stockholders’ equity (deficit)	$(5,552,946)	N/A	N/A		$(4,802,775)	$(14,165,774)

Executive Overview

The Company designs, manufactures and markets a line of portable digital sheet music display pads and related software, accessories and services, including the online distribution of third-party sheet music. The Company’s products include the MusicPad Pro line of product and digital sheet music offered through several websites. The MusicPad Pro is a personal tablet computer that utilizes proprietary technology to solve problems common to musicians, including sheet music organization, noiseless hands free page turning, effortless key transposition and several useful rehearsal tools. The Company believes that the www.freehandmusic.com website has the largest collection of licensed and owned digital downloadable sheet music in the world, based on the number of available titles. It provides immediate global access to a broad range of songs from pop to hard-to-find classical music that can be downloaded from the internet directly to any connected user’s computer, including the MusicPad products.

Reclassification of Series B Convertible Preferred Stock Rights

In April 2004, the Company’s Board of Directors designated Series B preferred stock in amounts to be determined by the Board of Directors, not to exceed the remaining 4,500,000 shares. The Board set forth the rights of Series B Preferred Stock and issued shares from time to time through October 2005. However, both FreeHand Systems and the Company inadvertently failed to file the required certificates of designation to establish their respective shares of Series B Convertible Preferred Stock, and such stock was never validly issued by either company. In May 2007, the Company discovered this administrative error and offered to exchange common stock for the Series B preferred stock rights. Through September 2007, all holders of Series B preferred stock rights have informed the Company that they agree to the exchange and the Company has received signed agreements to exchange 2,939,624 shares (96%) of the Series B preferred stock. On August 30, 2007, the Company issued all 3,051,037 shares of common stock pursuant to this exchange in full settlement and satisfaction of FreeHand Systems and the Company’s respective obligations to issue Series B Preferred Stock to the holders. With respect to the two individuals who have not yet delivered the signed agreements, the Company is holding those certificates pending receipt of the agreements.

The Series B Convertible Preferred Stock Rights are presented in stockholders’ equity (deficit) separate from common stock, as the administrative failure to validly issue shares of stock could have been corrected at any time by filing the required documents with the respective Secretaries of State in the Company’s and its subsidiary’s states of incorporation. The Company’s Form 10-SB originally filed on August 29, 2007, reflected the Series B Convertible Preferred Stock Rights as common stock for all periods presented. Accordingly, the Series B Convertible Preferred Stock Rights have been reclassified to a separate line item from common stock for all periods presented. This reclassification led to a restatement of the net loss per common share amounts which decreased weighted average common shares by 2,458,485 from 10,407,791, as previously reported to 7,949,356 and increased the net loss per common share by $(0.24) from $(0.78), as previously reported to $(1.02) in the year ended March 31, 2006; and decreased weighted average common shares by 3,051,037 from 27,378,396, as previously reported to 24,327,359 and increased the net loss per common share by $(0.06) from $(0.45), as previously reported to $(0.51) in the fiscal year ended March 31, 2007.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and the Company’s discussion and analysis of its financial condition and results of operations require the Company to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Note 3 of the Notes to Consolidated Financial Statements for the years ended March 31, 2007 and 2006 describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Management bases our estimates on historical experience and on other various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions and such differences may be material.

Management believes the Company’s critical accounting policies and estimates are those related to revenue recognition, allowance for doubtful accounts, inventory valuation and inventory purchase commitments, warranty costs, amortization of intangible assets, stock-based compensation to both non-employees and employees, and income taxes. Management believes these policies to be critical because they are both important to the portrayal of the Company’s financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain. The Company’s senior management has reviewed these critical accounting policies and related disclosures with the Company’s Board of Directors.

Revenue Recognition
Net sales consist of revenue from the sale of hardware, software, accessories, digital content and service and support contracts. The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Through fiscal 2007, the Company provided post contract customer support including unspecified upgrades without cost. Accordingly, product sales generated by sales of the MusicPad are deferred and amortized over the estimated useful life of the product of 18 months. The amortization period is a significant estimate based on our history of significant product changes. Sales of accessories are recognized upon shipment to the customer, generally FOB shipping point. Typically, the Company obtains a written purchase order from customers as evidence of an arrangement, and the purchase order includes pricing. The Company does not provide rights of return or price protection to distributors and resellers. Accordingly, sales to distributors and resellers generally begin the revenue amortization period upon shipment . In September 2007 the Company entered into distribution agreements with Hal Leonard Corporation (“Hal Leonard”) whereby Hal Leonard became the exclusive distributor for the Company in North America, certain countries in Central and South America, Australia and New Zealand. Due to both the exclusivity and terms of the agreement, revenue recognition from sales to Hal Leonard is deferred until Hal Leonard has sold the products to its dealers . Revenue from sales of digital sheet music content is recognized when the customer downloads the digital music from our website. Along with each downloadable sheet music data file, the Company provides, at no additional cost, a software tool that allows the user to read, print or otherwise use the sheet music data. Customers who want to download the digital sheet music content from the Company’s website are required to purchase using a prepaid card or a credit card. The price is fixed and determinable as outlined in the website, and delivery occurs when the download is complete. Revenue from the base payments for digital sheet music arrangements with private label sites is recognized over the term of the contract and additional revenue is recognized when reported by those entities.

The Company provides a 30-day money-back guarantee at no cost and an extended warranty covering replacement for a one-, two- or three-year period for an additional cost. Extended warranty revenues are deferred and amortized over the coverage term. The Company provides an allowance for the 30-day returns. Such returns have not been significant.

Allowance for Doubtful Accounts
The Company distributes its MusicPad products through third-party distributors and resellers and directly to certain education, consumer and commercial customers. The Company generally does not require collateral from its customers; however, the Company will require collateral in certain instances to limit credit risk. Trade receivables that are not covered by collateral are outstanding with the Company’s distribution and retail channels partners.

The allowance for doubtful accounts is based on management’s assessment of the collectibility of specific customer account and includes consideration of the credit worthiness and financial condition of those specific customers. The Company records an allowance to reduce the specific receivables to the amount that is reasonably believed to be collectible. The Company also records an allowance for all other trade receivables based on multiple factors including historical experience with bad debts, the general economic environment, the financial condition of the Company’s distribution channels, and the aging of such receivables. If there is a deterioration of a major customer’s financial condition, or if the future actual default rates on trade receivables in general differ from those currently anticipated, the Company may have to adjust its allowance for doubtful accounts, which would affect earnings in the period the adjustments were made. Bad debts have not been significant to date.

Inventory Valuation and Inventory Purchase Commitments
The Company must order components for its products and build inventory in advance of product shipments. The Company records a write-down for inventories of components and products, including third-party products held for resale, which have become obsolete or are in excess of anticipated demand or net realizable value. The Company performs a detailed review of inventory each fiscal quarter that considers multiple factors including demand forecasts, product life cycle status, product development plans, current sales levels, and component cost trends. The consumer electronics industry is subject to a rapid and unpredictable pace of product and component obsolescence and demand changes. If future demand or market conditions for the Company’s products are less favorable than forecast or if unforeseen technological changes negatively impact the utility of component inventory, the Company could be required to record additional write-downs which would negatively affect gross margins in the period when the write-downs were recorded. To date the Company’s manufacturer has been willing to purchase components based on open purchase orders placed by the Company, which can be canceled at any time. During fiscal 2006 based on orders from its distributors, the Company issued purchase orders to the manufacturer in excess of $5.4 million. One distributor subsequently canceled its order to the Company which resulted in increased holding costs for the manufacturer. Although the manufacturer has not made any demands on the Company, there can be no assurance that the manufacturer will continue to bear such holding costs. If there is an abrupt and substantial decline in demand for one or more of the Company’s products or an unanticipated change in technological requirements for any of the Company’s products, the Company may be required to record additional reserves or incur cancellation fees that would negatively affect gross margins in the period when such reserves or fees are identified. In the second quarter of fiscal 2008, the Company purchased certain component parts on behalf of the manufacturer which are shown as raw materials in the condensed consolidated balance sheet as of September 30, 2007.

Warranty Costs
The Company currently provides for the estimated cost for hardware and software warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim, and knowledge of specific product failures that are outside of the Company’s typical experience. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjusts the amounts as necessary. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty liability would be required and could negatively affect the Company’s results of operations in the period such revisions are identified.

Amortization of Intangible Assets
The Company’s amortizable intangible assets consist of distribution rights, software tools, customer lists , patents, copyrights, trademarks and digital sheet music masters. The Company capitalizes the costs of digitizing sheet music to which it acquires distribution rights. The Company also capitalizes the costs of acquiring distribution rights. These costs are amortized using the straight-line method over the assets’ estimated useful lives, which range from three to seven years. The life used is a significant estimate based on contract life, history and industry convention. Neither the Company nor the industry has a long history on which to base the lives of digital sheet music masters. The Company has elected to use a relatively short life of three years for these masters. The productive life of the digital music masters may be shorter or greater than their amortization life. The existing assets will be completely amortized before the Company can establish reliable history on which to base future amortization lives. To the extent that the actual useful life of the digital sheet music masters exceeds three years, the Company will benefit from increased profit margins on sales of the related works. There can be no assurance that these benefits will ever be realized.

Stock-Based Compensation
On April 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) “SFAS No. 123R”, Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method.

The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning on April 1, 2006, the first day of the Company’s fiscal year 2007. Stock-based compensation expense for awards granted prior to April 1, 2006 is based on the grant-date fair-value as determined under the pro forma provisions of SFAS No. 123. The Company recognized stock-based compensation expense of $333,922, or $0.01 per share, during fiscal 2007 as a result of the adoption of SFAS No. 123R. In accordance with SFAS No. 123R, beginning in fiscal 2007 the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows if and when they become realizable. No such benefits were realizable in fiscal 2007. Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized. The Company accounts for non-employee options using SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”).

The BSM model requires various highly judgmental assumptions including fair value, volatility, and expected option life. During fiscal 2008 the Company has used the quoted market prices on the Pink Sheets to determine fair value of its common stock. During fiscal 2007 the Company concluded that the principal-to-principal market characterized by sales of common stock to parties that had the ability to conduct their own due diligence and which represented over 85% of the total transaction volume in the Company’s common stock during each of those periods was the more robust market and therefore more reflective of fair value than the prices quoted on the Pink Sheets . The Company had an independent valuation of its common stock performed during fiscal 2007. Those valuations confirmed the Company’s belief regarding the fair value of its common stock . The Company used those values for fiscal 2007 transactions. In late fiscal 2007, the Company completed and released its audited financial statements for the year ended March 31, 2006 through a press release and posted them on its website and the Pink Sheets website. The Company’s quoted Pink Sheet prices converged around the prices derived from principal-to-principal transactions and used as fair value shortly after the release of this information. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. For non-employees, option awards may be considered variable in which case, the options are revalued at the end of each period and a cumulative adjustment is charged to the related expense over the vesting/service period. Options to non-employees are designed to vest as services are performed.

Income Taxes
The Company records a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, Accounting for Income Taxes, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Because of the Company’s history of losses, management believes that a full valuation allowance is necessary to reduce the carrying value of the deferred tax asset to zero. If the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings in the period such determination is made.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management’s expectations could have a material impact on the Company’s results of operations and financial position. There can be no assurance that the Company will ever be able to utilize its net operating loss carryforwards to reduce future taxable income.

Results of Operations

Sales
Fiscal 2007 compared to Fiscal 2006
Product sales were $1,357,732 in fiscal 2007 compared to $1,437,120 in fiscal 2006, a 5.5% decrease. Sales decreased due to volume with 1,045 units shipped in fiscal 2007 compared to 1,941 units shipped in fiscal 2006 as a result of lack of funds to purchase inventory. The impact of this decline was lessened due to amortization of deferred revenue over 18 months whereby some of the units shipped in fiscal 2006 are recognized as revenue in fiscal 2007. The average price per unit remained about the same in fiscal 2007 and 2006. During fiscal 2007 and 2006, the Company has been building its sales and distribution network. The Company has been constrained in doing so by lack of financial resources. The rate of product placement has been challenging; however, the Company added five direct sales personnel during fiscal 2007 and continues to build its sales force. The Company believes that these additions to its sales team will result in increased sales in fiscal 2008. In January 2007 the Company reduced its list price from $1,199 to $899 in an effort to increase demand.

Sheet music download sales were $511,875 compared to $274,355 in fiscal 2006, an 87% increase. The Company spent fiscal 2007 and 2006 adding to its catalog, refreshing its website and establishing sheet music download capabilities with its distributors. Sheet music download sales have increased steadily over the past 12 months. In February 2007, the Company licensed the sheet music catalogs of Sony Music. Since that date approximately 2,400 songs have been added to the Company’s website and revenues from these songs have been approximately $9,000.

Quarter ended September 30, 2007 (fiscal 2008) compared to quarter ended September 30, 2006 (fiscal 2007)
Revenue from product sales was $314,343 in the second quarter of fiscal 2008 compared to $325,093 in the same quarter of fiscal 2006, a 3% decrease. As explained in the accounting policies, the Company recognizes revenue over 18 months (6 quarters). The revenue decline in the second quarter is attributable to a large sale to a foreign distributor in the first quarter of fiscal 2007 that did not repeat in fiscal 2008. Unit prices in fiscal 2008 have declined from unit prices in fiscal 2007 as a result of changing the suggested retail price from $1,199 to $899 in February of 2007, which also contributed to the decline in the second quarter of fiscal 2008.

Sheet music download sales were $145,192 in the second quarter of fiscal 2008 compared to $102,632 in the same quarter of fiscal 2007, a 41% increase. The Company continues to add to its catalog, improve its website and establish sheet music download capabilities with its distributors, and has acquired distribution rights to works on the digital sheet music website of Hal Leonard Corporation. Sheet music download sales have increased steadily over the past 12 months due to additions to the catalog. The Company expects sheet music download sales to continue to increase, although gross margins may decline as the number of Hal Leonard arrangements on our website increases. See “Cost of Sales,” below.

Six months ended September 30, 2007 (fiscal 2008) compared to six months ended September 30, 2006 (fiscal 2007)
Product sales were $ 589,916 in the first six months of fiscal 2008 compared to $ 758,605 in the same period of fiscal 2007 due primarily to a large sale to a foreign distributor in the first quarter of fiscal 2007 that did not repeat in fiscal 2008. The Company continues to believe that fiscal 2008 sales will show increased unit sales and revenues. The Company believes that the distribution agreements with Hal Leonard should enable it to achieve increased unit sales and revenues, although there can be no assurance in that regard .

Sheet music download sales were $ 286,930 in the first six months of fiscal 2008 compared to $ 233,941 in the same period of fiscal 2007. The increase over the same period of fiscal 2007 was 23%. Sales from private label sites are recorded based on customer reports of download activity . Such sales in the first quarter of fiscal 2007 included an unusually large amount due to a catch up in reporting by one customer which increased sales in that quarter by approximately $11,000. Absent the effect of this catch up, the percentage increase in sheet music download sales was 29% .

Cost of Sales
Fiscal 2007 compared to Fiscal 2006
Product cost of sales have exceeded sales in each of fiscal 2007 and 2006. This is due to sales volume generating revenues that are less than fixed costs of manufacturing. Cost of sales for sheet music downloads before amortization of the Company’s digital sheet music masters resulted in gross margins of 60% in fiscal 2007 and 19% in fiscal 2006. Gross margins for digital sheet music downloads are affected by the related royalty arrangements the Company has with music publishers.

Of a total of 90,000 titles, the Company owns 20,000 titles. Royalty arrangements with publishers range from 15% to 50% of net revenue. The Company’s operating results and financial condition in the past have been and may in the future be materially adversely affected by the Company’s ability to manage its inventory levels and outstanding purchase commitments and to respond to short-term shifts in customer demand patterns.

Amortization of the Company’s digital music masters and distribution rights is included in cost of sheet music sales. The Company capitalizes the costs of digitizing sheet music to which it acquires the distribution rights. The Company also capitalizes the costs of acquiring distribution rights. The life used is a significant estimate based on contract life, history and industry convention. Neither the Company nor the industry has a long history on which to base the lives of digital sheet music masters. The Company has elected to use a relatively short life of three years for these masters. The productive life of the digital music masters may be shorter or greater than their amortization life. The existing assets will be completely amortized before the Company can establish reliable history on which to base future amortization lives. To the extent that the actual useful life of the digital sheet music masters exceeds three years, the Company will benefit from increased profit margins on sales of the related works. There can be no assurance these benefits will ever be realized.

Quarter and six months ended September 30, 2007 (fiscal 2008) compared to quarter and six months ended September 30, 2006 (fiscal 2007)
Product cost of sales exceeded sales in all periods presented due to sales volume generating revenues that are less than fixed costs of manufacturing. Cost of sales for sheet music downloads before amortization of the Company’s digital sheet music masters resulted in gross margins of 55% and 51% in the second quarters of fiscal 2008 and 2007, respectively, and gross margin of approximately 57% and 58% in the six month periods of fiscal 2008 and 2007, respectively.. The Company expects gross margins for sheet music downloads to be in the 50% range based on the related royalty arrangements the Company has with music publishers. Gross margins can be higher if more public domain sheet music is sold where there are no royalties to pay. The Company’s digital sheet music distribution arrangement with Hal Leonard grants us rights to distribute Hal Leonard’s digital sheet music on our digital sheet music website and grants Hal Leonard the option to distribute our digital sheet music on its digital sheet music web site on the same terms. This distribution arrangement is expected to both increase sales volume and reduce overall gross margins on sheet music as the number of Hal Leonard arrangements on our website increases. Of a total of 90,000 titles, the Company owns 20,000 titles. Royalty arrangements with publishers range from 15% to 60% of net revenue.

Amortization of the Company’s digital music masters and distribution rights is included in cost of sheet music sales. The Company capitalizes the costs of digitizing sheet music to which it acquires the distribution rights. The Company also capitalizes the costs of acquiring distribution rights. The life used is a significant estimate based on contract life, history and industry convention. Neither the Company nor the industry has a long history on which to base the lives of digital sheet music masters. The Company has elected to use a relatively short life of three years for these masters. The productive life of the digital music masters may be shorter or greater than their amortization life. The existing assets will be completely amortized before the Company can establish reliable history on which to base future amortization lives. To the extent that the actual useful life of the digital sheet music masters exceeds three years, the Company will benefit from increased profit margins on sales of the related works. There can be no assurance these benefits will ever be realized.

The Company’s operating results and financial condition in the past have been and may in the future be materially adversely affected by the Company’s ability to manage its inventory levels and outstanding purchase commitments and to respond to short-term shifts in customer demand patterns . Management orders product based upon both anticipated demand and its ability to finance the product from manufacture through sale. There can be no assurance that management’s efforts to control inventory levels and purchaser commitments will be successful .

Operating Expenses
Operating expenses for each of the last two fiscal years and the three and six month periods ended September 30, 2007 and 2006 are as follows:

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006	Six Month Period Ended September 30, 2007	Six Month Period Ended September 30, 2006	Year Ended March 31, 2007	Year Ended March 31, 2006

Research and development	$227,306	$221,959	$488,085	$354,119	$991,124	$1,364,542
Percentage of net sales	49%	52%	56%	36%	53%	80%
Sales and marketing	$520,956	$362,538	$1,018,645	$672,050	$1,932,860	$1,531,747
Percentage of net sales	113%	85%	116%	68%	103%	89%
General and administrative	$1,017,030	$1,045,699	$2,129,377	$1,383,346	$5,203,204	$2,114,173
Percentage of net sales	221%	244%	243%	139%	278%	124%

Research and Development (R&D)
Fiscal 2007 compared to Fiscal 2006
R&D expense decreased by approximately $373,000 in fiscal 2007 from fiscal 2006. This decrease was due in large part to the completion of a product redesign project late in fiscal 2006. Expenditures for R&D consist primarily of engineering compensation and related costs, software, equipment used in R&D and contracted services. Compensation included $7,187 and $20,326 of costs paid through issuance of common stock or options to non-employees in fiscal 2007 and fiscal 2006, respectively. Fiscal 2007 also included $107,309 of stock compensation expense related to employees pursuant to SFAS No. 123R implementation.

Quarter and six months ended September 30, 2007 (fiscal 2008) compared to quarter and six months ended September 30, 2006 (fiscal 2007)
 R&D costs consist primarily of engineering compensation and related costs, software, equipment used in R&D and contracted services. R&D expense was essentially flat in the second quarter of fiscal 2008 compared to the same quarter in fiscal 2007.

The increase in R&D costs of $ 134,000 in the first six months of fiscal 2008 over the first six months of fiscal 2007 included increased personnel costs, $76,000; travel $18,000; outside services , $9,000; and software licenses , $14,000 used in product development . Travel increased for a trip to Russia to coordinate R&D activities being performed by contractors there .

The Company continues to believe that focused investments in R&D are critical to its future growth and competitive position in the marketplace and are directly related to timely development of new and enhanced products that are central to the Company’s core business strategy. As such, the Company expects to make further investments in R&D to remain competitive. The Company expects the level of spending for R&D to increase in future years. R&D as a percentage of sales should decrease if sales volumes increase. There can be no assurance that the Company will have the funds required to finance its research and development, that even if such research and development is performed the Company’s sales will increase or that R&D as a percentage of sales will decrease.

Sales and Marketing
Fiscal 2007 compared to Fiscal 2006
Sales and marketing expenses increased $401,000 in fiscal 2007 over fiscal 2006. Expenditures for sales and marketing consist primarily of sales force and marketing compensation and related costs, subcontractors, consultants and advertising and point of sale materials. Compensation included $32,591 and $12,720 of costs paid through issuance of common stock or options to non-employees in fiscal 2007 and fiscal 2006, respectively. Fiscal 2007 also included $96,763 of options expense related to employees pursuant to SFAS No. 123R implementation. The Company is investing in building a direct sales force, expanding its dealer network both in the United States and in Europe and Asia and in raising awareness in the market about the Company’s products. Compensation, subcontractors and consultants and travel related to these activities represented $554,000 of the $401,000 increase in sales and marketing expenses in fiscal 2007, offset by decreased advertising expenses of $199,000 due to cash constraints .

Quarter and six months ended September 30, 2007 (fiscal 2008) compared to quarter and six months ended September 30, 2006 (fiscal 2007)
 Sales and marketing costs consist primarily of sales force and marketing compensation and related costs, subcontractors, consultants, website development and advertising and point of sale materials. During fiscal 2007, the Company invested in building a direct sales force, expanding its dealer network both in the United States and in Europe and Asia and in raising awareness in the market about the Company’s products. Sales and marketing expenses increased $158,000 in the second quarter of fiscal 2008 over the same quarter of fiscal 2007. Compensation, subcontractors and consultants and travel related to these activities increased by $106,000 and advertising and website development increased by $77,000 in fiscal 2008 over fiscal 2007.

Sales and marketing costs increased $347,000 in the first six months of fiscal 2008 over the first six months of fiscal 2007. Compensation, subcontractors and consultants related to sales activities increased by $245,000; costs of enhancing the website increased by $103,000; and advertising and market research costs increased by $45,000.

The Company expects the level of spending for sales and marketing to increase in future years. As a result of the agreement with Hal Leonard, the Company expects to curtail further development of its direct sales force and redeploy or reduce the existing group. Sales and marketing as a percentage of sales increased in both the three months and six months ended September 30, 2007 compared to the comparable periods in the prior fiscal year. Sales and marketing as a percentage of sales should decrease if sales volumes increase. There can be no assurance that the Company’s sales will increase or that sales and marketing as a percentage of sales will decrease.

General and Administrative (G&A)
Fiscal 2007 compared to Fiscal 2006
G&A expenses increased $3,100,000 in fiscal 2007 over fiscal 2006. Expenditures for G&A consist primarily of senior management and finance department compensation and related costs, legal, auditing, investor relations and strategic advisory costs. Compensation included $2,348,279 and $520,896 of costs paid through issuance of common stock or options to non-employees in fiscal 2007and fiscal 2006, respectively. Fiscal 2007 also included $94,236 of options expense related to employees pursuant to SFAS No. 123R implementation. The Company’s senior management supports the manufacturing, R&D and sales and marketing activities discussed above and searches for strategic acquisitions to advance the Company’s business. Substantial time is also spent raising capital to fund the Company’s growth. During fiscal 2007, the Company spent heavily for strategic advisory services and investor relations to try to establish a market for the Company’s stock which is traded in the pink sheets, resulting in $2.0 million of increased cost of which $1.9 million is included in the $2.3 million non-cash compensation described above. During fiscal 2007 travel costs increased compared to fiscal 2006 by $120,000 due to increased international travel to support sales and marketing activity and travel associated with capital raising and investor relations activities. In fiscal 2007, auditing costs were $468,000, an increase of $250,000 over fiscal 2006.

Quarter and six months ended September 30, 2007 (fiscal 2008) compared to quarter and six months ended September 30, 2006 (fiscal 2007)
 G&A costs consist primarily of senior management and finance department compensation and related costs, legal, auditing, investor relations and strategic advisory costs. The Company’s senior management supports the manufacturing, R&D and sales and marketing activities discussed above and searches for strategic acquisitions to advance the Company’s business. Substantial time is also spent raising capital to fund the Company’s operation and growth. G&A expenses decreased $28,670 in the second quarter of fiscal 2008 from the same quarter of fiscal 2007. This small decline was the result of increases of $215,000 in compensation and travel to support sales and marketing activity, capital raising and investor relations activities offset by decreased subcontractor and consulting costs of $290,000. During the second quarter of fiscal 2007, the Company spent heavily for strategic advisory services and investor relations to try to establish a market for the Company’s stock which is traded in the pink sheets, resulting in increased cost during that period.

The increase in G&A costs of $ 746,000 in the first six months of fiscal 2008 over the first six months of fiscal 2007 included $215,000 for strategic advisory services ; $250,000 of increased personnel costs, $149,000 of increased travel associated with supporting sales and marketing activity and capital raising activities and $58,000 of increased audit costs related to registration of our common stock under the Securities Exchange Act .

The Company does not expect to incur the same level of strategic advisory and investor relations costs in the future and expects the level of spending for G&A to return to levels experienced in the past, although such reductions are likely to be offset by the costs of complying with Exchange Act reporting obligations and Sarbanes-Oxley compliance , which are estimated to be approximately $750,000 to $1 million annually . G&A as percentage of sales should decrease if sales volumes increase. There can be no assurance that the Company’s sales will increase, that G&A as a percentage of sales will decrease or that G&A costs will return to prior year levels.

Interest Expense, Net and Loss on Conversion of Notes Payable
Fiscal 2007 compared to Fiscal 2006
Interest expense, net was $1,182,627 in fiscal 2007 and $2,505,030 in fiscal 2006. Interest expense includes approximately $40,000 and $424,000 paid in cash for fiscal 2007 and 2006, respectively. Through September 2006, the Company financed much of its operations through borrowings. Non-cash interest expense included the value of options/warrants issued to note holders in connection with advances, extensions and rate changes and the value of beneficial conversion features. In September 2006 (fiscal 2007) approximately $11.7 million of notes payable was converted into 19,823,555 shares common stock. As inducement to convert, the related party line of credit notes, which were not convertible, were made convertible at a rate of $0.58 of debt for each share. All other notes were made convertible at a rate of $0.60 of debt for each share, which was a reduction from previously agreed conversion rates. A loss on conversion of $2.6 million was recorded at the conversion date, which consisted of the excess of stock value received by the holders over the carrying value of the notes prior to the inducements of $2.4 million and approximately $200,000 write-off of unamortized option discount and beneficial conversion features. Post conversion the Company had $1 million outstanding under its related party note payable and all other notes payable were converted.

Quarter and six months ended September 30, 2007 (fiscal 2008) compared to quarter ended September 30, 2006 (fiscal 2007)
 Interest expense, net was $134,296 in the second quarter of fiscal 2008 and $398,301 in the same quarter of fiscal 2007 and $179,922 and $1,107,624 in the first six months of fiscal 2008 and fiscal 2007, respectively. Interest expense includes $7,446 and $57,836 paid in cash for the first six months of fiscal 2008 and 2007, respectively. Interest expense in fiscal 2008 represents both interest of $21,370 and $85,450 amortization of deferred warrant expense and other costs on the senior secured note, plus interest on the $901,129 related party note. Through September 2006, the Company financed much of its operations through borrowings. Non-cash interest expense included the value of options/warrants issued to note holders in connection with advances, extensions and rate changes and the value of beneficial conversion features. In September 2006 (the second quarter of Fiscal 2007), the Company recorded a loss of $2.6 million upon conversion of approximately $11.7 million notes payable into common stock. See “Fiscal 2007 compared to Fiscal 2006,” above.

Liquidity and Capital Resources

In September 2007, the Company entered into one year distribution agreements for MusicPad products and digital sheet music with Hal Leonard Corporation (“Hal Leonard”), a major sheet music publisher that included an initial product order for 346 MusicPads. We are currently discussing entering into working capital financing arrangements with Hal Leonard pursuant to which Hal Leonard would provide financing relating to the production and sale of MusicPad products. To date no such arrangement or agreement has been entered into and there can be no assurance that any such arrangement or agreement will be entered into on acceptable terms or at all. The Company’s related party note payable of $1 million is due on April 10, 2009, and has been classified as long-term debt. The Company believes that additional debt or equity financing will be necessary in addition to the combination of cost containment actions, the expected increase in sales as a result of the distribution and digital sheet music licensing agreement entered into in September 2007 and the associated working capital financing under discussion in order for the Company to continue to operate for the next twelve months. There are no current discussions underway to obtain the additional financing needed other than the discussion with Hal Leonard and there can be no assurance that such financing will be available to the Company on terms acceptable to it or at all. In addition, there can be no assurance that Hal Leonard will be successful in selling the MusicPad products in sufficient quantities, that we can obtain the necessary working capital financing to produce products for sale or that changing circumstances and unforeseen events will not cause us to miss our projected sales or increase our anticipated spending. We anticipate that funds from our recent equity and debt financings and the funds generated by our on-going operations will be insufficient to fund our future operating requirements, and it will be necessary to raise additional funds, through public or private financings. Without sufficient capital we will be unable to expand our present capabilities and develop new or updated software and hardware. We would also be unable to purchase inventory, which would adversely affect product sales. We would also be unable to continue to pay license fees to publishers and other providers of sheet music for our digital music web site, which would cause us to curtail the quantity and variety of sheet music we offer for downloading. We also will not be able to advertise our products, grow our distribution channels sufficiently or fund our other working capital requirements. Any equity or debt financings, if available at all, may be on terms that are not favorable to us. If adequate capital is not available on acceptable terms or at all, we may be unable to fully execute our business plan and we could be forced to delay, scale back or eliminate certain product or service development activities. In addition, any inability to obtain financing on reasonable terms at all could have a material negative effect on our business, operating results or financial condition to such an extent that we would be forced to restructure, reorganize, seek bankruptcy court protection, sell assets or cease operations, any of which would put the funds of equity investors at risk. We do not have any present commitments or arrangements for additional financing from Hal Leonard or any other party and , except as described above, we are not in negotiations or discussions to obtain additional financing.

The Company is in the early stages of market development. The Company is expanding its distribution network, adding to its catalog of distribution rights and digital music masters and building its infrastructure. Cash used in operating activities was $3,318,015 in the first six months of fiscal 2008 and $943,671 in the first six months of fiscal 2007. During the second quarter of fiscal 2008, the Company was required to purchase certain component parts on behalf of the contract manufacturer and to advance $100,000 to the manufacturer against outstanding orders. The component parts are shown as raw materials in the September 30, 2007 unaudited condensed consolidated balance sheet. Cash used in investing activities was $11,298 in the first six months of fiscal 2008 and $21,629 in the same period of fiscal 2007. Cash used in investing activities consists of additions to property and equipment and digital sheet music masters.  These operating and investing activities were funded through financing activities, which provided cash of $3,342,784 in the first six months of fiscal 2008 and $4,069,130 in the same period of fiscal 2007.

Financing activities included the following:

	Six Month Period Ended September 30, 2007	Six Month Period Ended September 30, 2006	Year Ended March 31, 2007	Year Ended March 31, 2006

Borrowings on notes payable (net of repayment)	$1,456,715	$654,650	$610,015	$1,207,000
Restricted cash used to pay credit line	$300,000	$—	$—	$—
Credit line borrowing (repayment)	$(293,931)	$1,351	$—	$—
Convertible debt placement	$—	$—	$—	$1,829,500
Proceeds from private placements of common stock	$1,880,000	$3,395,630	$6,169,776	$365,000
Other	$—	$17,499	$18,625	$19,871

Total	$3,342,784	$4,069,130	$6,798,416	$3,421,371

Notes Payable – Related Parties and Others

In fiscal 2007 and 2006, in connection with borrowings from related parties, the Company issued options to purchase a total of 680,000 and 901,802 shares, respectively. The options are exercisable at various prices as noted in the table below. The Company used the BSM option-pricing model to calculate the fair value of the options issued using the following assumptions:

	2007	2006

Exercise price	$0.65-$0.75	$0.65-$1.12
Interest rate	4.5%-5.0%	3.8%-4.4%
Volatility	90%	148%-159%
Term of option	1.5 years – 3.0 years	1 year – 2.6 years

For convertible notes where the proceeds from the note, net of option discount are less than the value of the stock into which it could be converted, the Company records the value of that beneficial conversion feature. The fair value of the options was $281,076 and $455,638 in fiscal 2007 and 2006, respectively. The value of the beneficial conversion features was $52,629 and $528,533 in fiscal 2007 and 2006, respectively. The value of these options and beneficial conversion features has been amortized to interest expense using the effective interest method over the terms of the related notes.

A warrant to purchase 150,601 shares of common stock at $1.49 per share was issued in fiscal 2004 in connection with convertible notes payable to a related party and remains outstanding at March 31, 2007 and 2006. This warrant and related beneficial conversion feature were valued and expensed in prior years.

Convertible Debt Placements

In fiscal 2006, in connection with the private placement of $1,859,500 of notes convertible into shares of common stock at $0.75 per share, the Company issued warrants to purchase a total of 619,833 shares of common stock. The warrants are exercisable at $1.00 per share. The Company used the BSM model to calculate the fair value of the warrants issued using the following assumptions:

Interest rate	4.0%-4.4%
Volatility	148%-151%
Term of warrant	3 Years

The fair value of the warrants was $187,360. As the notes were convertible, the Company also recorded a beneficial conversion feature of $187,360 included in interest expense.

In September 2005, these notes and accrued interest, a total of $1,865,136, were converted into a total of 2,486,846 shares of common stock at $0.75 per share. The write-off of warrant discount, beneficial conversion feature, and costs of $467,990 was included in interest expense.

In March 2006, in connection with the private placement of a note for $200,000 convertible into shares of common stock at $0.75 per share, the Company issued a warrant to purchase a total of 266,667 shares of common stock. The warrant is exercisable at $0.75 per share and expires three years from the date issued The Company used the BSM to calculate the fair value of the warrants issued using the following assumptions:

Interest rate	4.7%
Volatility	145%
Term of warrant	3 Years

The fair value of the warrant was $100,000. As the note was convertible, the Company also recorded a beneficial conversion feature of $100,000 to interest expense. This warrant remains unexercised at June 30, 2007.

Private Placement of Units

In fiscal 2006, in connection with the private placement sale of 533,333 shares of common stock for $340,000, net of costs of $60,000, the Company issued warrants to purchase a total of 533,333 shares of common stock. The warrants are exercisable at $1.35 per share and expire three years from the date issued. The Company also issued 53,333 shares of common stock for costs of the placement. The value of these shares at $0.75 per share ($39,999) was offset against the proceeds of the offering.

In connection with the private placement, the Company committed to file a registration statement within 60 days of closing and to become current in its 1934 Act reporting responsibilities. Penalties of 1% of the proceeds from the sale of Units are assessed for failing to achieve each of the commitments noted above. Because the Company can control its 1934 Act reporting responsibilities, accrual of that penalty is not required. Because an effective registration statement is not within the control of the Company, that penalty would have commenced to accrue in fiscal 2007. On April 20, 2007, the Company issued to the investors in both the convertible notes and the 2006 Units private placements a total of 54,976 warrants with a strike price of $1.35 which expire March 31, 2008 in satisfaction of the penalties incurred. These warrants remain unexercised at June 30, 2007. The Company valued these warrants at $17,070 using the BSM model with interest rate and volatility assumptions of 4.48% and 141%, respectively, and charged that amount to expense in the first quarter of fiscal 2008.

Private Placements of Common Stock

In April through September of 2006, the Company sold a total of 1,172,350 shares of common stock for net proceeds of $632,765 to individuals in a series of private transactions. The Company also sold 43,333 shares of common stock, issued warrants to purchase 43,333 shares and issued 4,333 shares of common stock for costs in connection with the Private Placement of Units with net proceeds of $27,000. The Company also sold 200,000 shares for $100,000 cash and $42,000 in deferred salary to a new employee.

In September 2006, the Company raised $3,000,000 in gross proceeds in a private placement transaction with Vision. The Company sold 4,000,000 Units. Each Unit consists of one share of common stock and warrants to purchase 4 additional shares of common stock. The warrants expire five years from the issue date and were designated in seven series as follows:

Warrant Series	Number of Shares of Common Stock upon Exercise	Original Exercise Price

A and D	2,000,000 each series	$0.90
B and E	2,000,000 each series	$1.25
C and F	2,000,000 each series	$1.60
J	4,000,000	$0.75

In connection with this financing the Company paid fees totaling $526,599, $161,839 as the value of a warrant to purchase 240,000 shares of common stock and $364,760 in cash. The Company may, at its option, redeem the warrants at $0.001 per share if its shares trade at prices ranging from $2.00 to $4.00 for a period of at least 30 days. The Company committed to file a registration statement registering all of the shares of common stock and shares issuable upon exercise of the warrants within 30 days of closing and to have it effective within 135 days after filing. The Company has not yet filed such registration statement. The penalty for not filing was 2% per month of the total stock purchase price ($60,000) not to exceed 10% ($300,000).

In January 2007, Vision exchanged the original Series J warrants for new 2007 Series J warrants to purchase 120 shares of a new Series C Preferred stock at $25,000 per share. The Series C Preferred Stock was initially convertible into common stock at $0.75 per share, with each share of Series C Preferred convertible into 33,333.33 shares of common stock (4,000,000 shares total). The Series C Preferred stock is non-voting, except with respect to actions adverse to the holders of the Series C Preferred stock and certain other matters, and has a liquidation preference of $3,000,000 prior to all other classes of stock. As inducement to make this exchange the Company granted Vision Series G warrants to purchase 4,000,000 shares of common stock at $1.00 per share and Series H to purchase 4,000,000 shares of common stock at $1.50 per share. Vision immediately exercised the new 2007 Series J warrant in full for gross proceeds to the Company of $3,000,000. Costs of this transaction were $225,824. In connection with this transaction, Vision waived all penalties for failure to file a registration statement.

Pursuant to rule 5-02.28 of SEC Regulation S-X and Accounting Series Release No. 268, amounts paid to the Company for Series A and Series C Preferred Stock are classified as mezzanine equity rather than permanent equity. The reason for this classification is the ability of the holders of Series A and Series C Preferred Stock to require the Company to redeem that stock at 100% of the liquidation preference ($2,500,000 for Series A and $3,000,000 for Series C) upon the occurrence of a Major Transaction or Triggering Event, as defined. One of the criteria for a Triggering Event is suspension from listing or trading, without subsequent listing on any one of, or the failure of the common stock to be listed or traded on at least one of the Pink Sheets, LLC, the

OTC Bulletin Board, the Nasdaq Global Market, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for a period of five (5) consecutive trading days. A Major Transaction is defined as a transaction in which owners of 50% of the common stock of the Company before a transaction do not own 50% of the common stock after the transaction. This could include tender offers that are outside the control of the Company. Pursuant to Rule 5-02 of Regulaton S-X (ASR 268) each of these criteria are considered to be outside of the control of the Company and therefore require Series A and Series C Preferred Stock to be carried on our balance sheet as mezzanine equity rather than permanent equity in order to emphasize that there are circumstances under which those amounts may not be available to the common shareholders. Because redemption is uncertain, accretion to the redemption amount will occur only if and when the events described become probable.

In May 2007 the Company adjusted the exercise price of the Series A warrants to $0.001, and Vision exercised these warrants receiving 1,996,875 shares of common stock in a cashless exercise. Vision then exercised 2,000,000 of the Series G warrants at $1.00 per share for 2,000,000 shares of common stock and gross proceeds to the Company of $2,000,000. The Company then adjusted the exercise price on all remaining outstanding warrants held by Vision to $0.50 per share. Vision waived any adjustment to the conversion price of the Series C Preferred Stock in connection with the May 2007 transaction.

Senior Secured Note

In July 2007, the Company borrowed $1,500,000 from Vision, evidenced by a senior secured note due April 1, 2009 with interest at 8% and issued additional warrants to Vision to purchase 5,000,000 shares of common stock at an exercise price of $0.65 per share with a term of seven years and reduced the conversion price of the Series C Preferred Stock. The note is secured by all of the assets of the Company, subject to certain exceptions, including inventory, and FreeHand Systems has guaranteed the performance of the Company’s obligations under the securities purchase agreement and the senior secured note. Payment of interest is deferred until maturity. The Company valued the warrants using the BSM option-pricing model with interest rate and volatility assumptions of 4.68 % and 141%, respectively. The relative fair value of the warrant of $617,632 plus costs of $20,000 have been recorded as note discount and increase to equity and will be amortized to interest expense using the effective interest method over the term of the note. The effective annual interest rate on this borrowing including the amortization of the discount is approximately 40%. In connection with these transactions, the conversion price of the Series C Preferred Stock was reduced to $0.50 per share. After these transactions Vision holds outstanding warrants to purchase 16,000,000 shares of common stock at $0.50 per share and 5,000,000 shares at $0.65 per share, and 120 shares of Series C Preferred Stock convertible into 6,000,000 shares of common stock at a conversion price of $0.50 per share.

Item 3. Properties.

We currently lease 5,119 square feet of office space at 95 First Street, Los Altos, CA, 94022 which serves as our headquarters and principal office. Our lease expires on September 30, 2009. Our current rent is $18,188 per month, subject to certain escalations as provided in the lease.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of our common stock at September 30, 2007 by:

•	each person known to us to own beneficially more than 5% of our common stock;

•	each of our named executive officers listed in the Summary Compensation Table in Item 6;

•	each of our directors; and

•	all of our directors and all of our executive officers as a group.

The beneficial ownership of our common and preferred stock set forth in the table is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by any stockholder and the percentage ownership of such stockholder, convertible securities and options, warrants or other rights held by that person that are currently convertible or exercisable or are convertible or exercisable within 60 days of the above date are deemed to have been converted or exercised and the underlying shares of common stock are deemed to be outstanding. Such securities, however, are not deemed to have been converted or exercised and the underlying shares of common stock are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

Beneficial ownership of shares of Series A Preferred Stock and Series C Preferred Stock are shown separately. For a discussion of Series A Preferred Stock and Series C Preferred Stock, see Item 8. “Description of Securities.” The calculation of the percentage of beneficial ownership is based on 45,823,902 shares of common stock outstanding as of September 30, 2007.

Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned. Unless otherwise indicated below, the business address of each person listed in the table is c/o FreeHand Systems International, Inc. 95 First Street, Suite 200, Los Altos, CA 94022.

Title of Class	Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Common Stock
	Vision Opportunity Master Fund, Ltd.	34,996,875	(1)	48.06%
	20 West 55th Street
	New York, New York 10019
	Theodore L. Schroeder(15)	8,945,204	(2)	18.15%
	Clair Robison	6,707,561	(3)	14.61%
	1298 Collins Lane
	San Jose, CA 95129
	Kim A. Lorz(15)	6,400,394	(4)	12.77%
	KAL Equity Capital Fund LLC(15)	5,132,347	(5)	10.51%
	95 First Street, Suite 200
	Los Altos, CA 94022
	Herb Clough	4,660,827	(6)	10.10%
	40 Deodora Drive
	Atherton, CA 94027
	Michael M. Hamilton(15)	2,151,623	(7)	4.67%
	Karen Page Kupfer (15)	278,743	(8)	0.61%
	Steven Souders (15)	75,000	(9)	0.16%
	All executive officers and directors as a group (7 persons)	13,646,341		26.31%
Series A Convertible Preferred Stock
	KAL Equity Capital Fund LLC	301,202	(10)	90%
	Kim A. Lorz	301,202	(11)	90%
	Theodore L. Schroeder	301,202	(12)	90%
	Thomas B. and Idalene Fryer	33,467		10%
	14015 Saratoga Hills Road
	Saratoga, CA 95070
	All executive officers and directors as a group (7 persons)	301,202	(13)	90%

Series C Convertible Preferred Stock
	Vision Opportunity Master Fund, Ltd.	120	(14)	100%
	All executive officers and directors as a group (7 persons)	0		0%

(1)

Consists of 7,996,875 outstanding shares of common stock owned by Vision and 27,000,000 shares of common stock issuable upon conversion of Series C Preferred Stock and/or issuable upon the exercise of warrants held by Vision. The Series C Preferred Stock is convertible into, and the warrants are exercisable for a total of 6,000,000 shares and 21,000,000 shares, respectively, of our common stock. The certificate of designation for the Series C Preferred Stock and each of the warrants held by Vision contains provides that a holder of Series C Preferred Stock or a holder of such warrants may not be convert such stock or exercise such warrants if the number of shares of common stock to be issued pursuant to such conversion or such exercise would cause the number of shares of common stock owned by such holder at such time to exceed, when aggregated with all other shares of common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of common stock outstanding at such time. The restriction may be waived with respect to any or all of the Series C Preferred Stock or any or all of the warrants owned by a holder of such securities on 61 days notice to the Company. Pursuant to an agreement dated May 18, 2007, by and among the Company and Vision, Vision waived the restriction on the number of shares that can be owned by them for the exercise of the Series A warrant and the exercise of 2,000,000 shares of the Series G warrant. Although the waiver purported to preserve the restriction with respect to the remainder of the shares, the shares owned by Vision after the May 2007 financing now exceed 10% of our common stock , so future conversion of Series C Preferred Stock or exercise of warrants will no longer “cause” Vision’s beneficial ownership to exceed 9.9% . Mr. Adam Benowitz, is the portfolio manager of Vision Opportunity Master Fund, Ltd and may be deemed to have beneficial ownership of Vision Opportunity Master Fund, Ltd.’s interest in us. Mr. Benowitz disclaims beneficial ownership of all such shares.

(2)

Consists of 2,768,578 shares of common stock owned by Mr. Schroeder and 459,956 shares of common stock issuable upon the exercise of currently exercisable options and warrants held by Mr. Schroeder. In addition, (a) 2,120,327 shares of common stock are held by KAL Equity Capital Fund LLC, a Nevada limited liability company, of which Mr. Schroeder is a member, (b) 3,012,020 shares of common stock are issuable upon the conversion of shares of Series A Preferred Stock held by KAL Equity Capital Fund LLC, (c) 200,240 shares of common stock are held by close relatives of Mr. Schroeder and (d) 384,083 shares of common stock issuable upon the exercise of currently exercisable options which are held by close relatives of Mr. Schroeder, all of which may be deemed to be beneficially owned by Mr. Schroeder. Mr. Schroeder disclaims beneficial ownership of the shares of common stock owned by his relatives and the irrevocable trusts for the benefit of his children.

(3)	Consists of 6,607,561 shares of common stock owned by Mr. Robison and 100,000 shares of common stock issuable upon the exercise of currently exercisable options and warrants held by Mr. Robison.

(4)

Consists of (a) 2,120,327 shares of our common stock owned by KAL Equity Capital Fund LLC, a Nevada limited liability company, of which Mr. Lorz is the President and managing member, (b) 3,012,020 shares issuable upon the conversion of shares of Series A Preferred Stock held by KAL Equity Capital Fund LLC and (c) 1,268,047 shares of common stock issuable upon the exercise of currently exercisable options or warrants held by Mr. Lorz.

(5)

Consists of 2,120,327 shares of common stock owned by KAL Equity Capital Fund LLC and 3,012,020 shares of common stock issuable upon the conversion of Series A Preferred Stock held by KAL Equity Capital Fund LLC. See Notes (2) and (4).

(6)	Consists of 4,326,158 shares of common stock owned by Mr. Clough and 334,669 shares of common stock issuable upon the exercise of currently exercisable options and warrants held by Mr. Clough.

(7)

Consists of 1,204,807 shares of common stock owned by Mr. Hamilton and 211,233 shares of common stock issuable upon the exercise of currently exercisable options. In addition, 658,609 shares of common stock and options for 76,974 shares are held by Mr. Hamilton’s father, all of which may be deemed to be beneficially owned by Mr. Hamilton and for which Mr. Hamilton disclaims beneficial ownership.

(8)

Consists of 101,738 shares of common stock owned by Direct Response Systems of which Ms. Kupfer is President and 177,005 shares of common stock issuable upon the exercise of currently exercisable options. Ms. Kupfer disclaims beneficial ownership of the shares owned by Direct Response Systems.

(9)	Consists of 25,000 shares of common stock and 50,000 shares issuable upon the exercise of currently exercisable options held by Mr. Souders.

(10)	See notes (2), (4) and (5).

(11)	See notes (4) and (5).

(12)	See notes (2) and (5).

(13)	See notes (2) and (4).

(14)	See note (1).

(15)

In connection with Vision’s original investment in our Company in September 2006, Messrs. Lorz, Schroeder, Hamilton and Souder, Mss. Kupfer and Sarah Shreve, KAL Equity Capital Fund LLC and DRS each entered into lockup agreements with the Company pursuant to which each agreed not to sell, contract to sell, assign, transfer, hypothecate, pledge, grant a security interest in, or otherwise dispose of or enter into a transaction that would result in a disposition, directly or indirectly, of any common stock of the Company from the closing date of such investment (September 26, 2006) until six months after the effective date of a registration statement required to be filed by the Company for the resale of the common stock (including common stock underlying warrants) purchased by Vision in that transaction. The Company has not yet filed the required registration statement.

Item 5. Directors and Executive Officers. Promoters and Control Persons

The following sets forth the names, ages, positions with our Company and certain historical employment and occupational information about our executive officers and directors.

Name	Age	Position

Kim A. Lorz	61	Chairman of the Board, Chief Executive Officer and President
Roy M. Avondet	60	Chief Financial Officer
Michael M. Hamilton	52	Director and Senior Vice President of Operations and Business Development
Theodore L. Schroeder	49	Director and Chief Technology Officer and Vice President of Engineering
Karen P. Kupfer	62	Director, Vice President, Secretary and Treasurer
Sarah S. Shreve	55	Vice President of Sales
Steven Souders	46	Director

Our by-laws provide that the above listed officers and directors will serve until the expiration of their term or until their death, resignation or removal, or until their successors have been duly elected and qualified.

          Kim A. Lorz—Chairman of the Board, Chief Executive Officer and President of the Company, and Director, Chief Executive Officer and President of FreeHand Systems—Mr. Lorz has been our Chief Executive Officer, President and director of the Company and FreeHand Systems since September, 2002. He has managed the financing and development of the Company’s various products, built its sales and distribution capability, successfully completed the acquisition of two leading digital catalog companies and a company with products important to the education market and licensed the digital catalogs of many publishers, including Sony. Mr. Lorz has also served as the managing member of KAL Equity Capital Fund LLC, an investment fund that invests in technology companies, since 2000. Mr. Lorz has over 25 years of experience in investing in early to later stage technology companies, has had active roles on the board of directors and senior management positions at various portfolio firms and has been responsible for taking private companies public through reverse mergers and initial public offerings.

         Roy M. Avondet—Chief Financial Officer of the Company and of Free Hand Systems—Mr. Avondet has served as Chief Financial Officer of the Company since March 2007. From July 2006 to present he has been the Manager of Lami Park LLC, a strategic consulting and investment firm in Salt Lake City, Utah, he founded. The Company contracts with Lami Park, LLC for Mr. Avondet’s services. Prior to that, Mr. Avondet was a partner at Deloitte & Touche LLP from June 1972 until his retirement in June 2006. Mr. Avondet holds a B.S. from Brigham Young University, and is a C.P.A.

          Michael M. Hamilton—Director and Senior Vice President of the Company and Free Hand Systems—Mr. Hamilton has been our director and Senior Vice President since March 2001, and he has served as a director and Senior Vice President of Freehand Systems since September 2005 and November 2003, respectively. He has authored several of the Company’s patents and is involved in securing high level partnerships with other industry firms. Mr. Hamilton has had over 20 years of experience at various technology companies, including such companies as Cylink, where he designed a variety of encryption and security products. Mr. Hamilton holds a B.A. from San Jose State University.

          Theodore L. Schroeder—Director and Chief Technology Officer and Vice President of Engineering of the Company—Mr. Schroeder has been a director of the Company and FreeHand Systems since April 2001. He has served as the Vice President of Engineering and Chief Technology Officer of the Company and FreeHand Systems since December 2002 and June 2006, respectively. Mr. Schroeder was also the founder of Alteon Web Systems, Inc., a world leader in content aware switching, which was subsequently acquired by Nortel Networks Corporation. Mr. Schroeder is on the board of trustees at Case Western Reserve University. He has over 25 years of experience, which includes software consulting and engineering management in the data and voice networking industry, including at a number of start-up firms. Mr. Schroeder holds a B.S. and M.S. from Case Western Reserve University.

          Karen Page Kupfer—Director, Vice President, Secretary and Treasurer of the Company and Director and Vice President of Free Hand Systems—Ms. Kupfer has served as a director, Vice President, Secretary and Treasurer of the Company since March 2001. She has also served as director and Vice President of FreeHand Systems since March, 2001. Prior to that, Ms. Kupfer served as Secretary, Treasurer and director for KAL Equity Group, Ltd. and KAL Equity Capital Fund LLC. Ms. Kupfer has held a variety of positions in the industry including working for a Citicorp subsidiary in marketing and operations, working for the oldest direct marketing agency in Los Angeles and working for one of the largest direct mail production companies in the U.S. and at a publicly-held direct mail manufacturer where she had responsibilities in both operations and sales. Ms. Kupfer holds a B.A. and a teaching credential from California State University-Los Angeles.

          Sarah S. Shreve—Vice President of Sales of the Company—Ms. Shreve has served as Vice-President of Sales of the Company since May, 2004. Prior to that, Ms. Shreve served as the owner of Sales Consulting, a sales skills training provider, where she provided training and coaching to clients from January 2002 to May 2004. From 2000 to 2002, Ms. Shreve served as a Vice President and General Manager of Expanets, a technology sales firm, where she managed the profits and losses for the firm. Prior to that, Ms. Shreve held several positions in sales at AT&T and served as a regional Vice President for Lucent Technologies from 1978 to 1996, where she had P&L responsibility for a $150 million business communications product division that grew by 42% during her tenure. Ms. Shreve is a two-time recipient of the Corporate Excellence Award at AT&T and was a five time AT&T Leaders Council member, and has over 20 years of industry experience. Ms. Shreve holds a B.A. degree from Stanford. University.

          Steven Souders—Director of the Company—Mr. Souders has been a member of our board of directors since September 2005. Mr. Souders has served as an engineer for Yahoo! Inc. since February 2000, where he is responsible for the development of products such as: My Yahoo!, SBC Yahoo! and other personalized components of Yahoo! Messenger. Mr. Souders has over 20 years in the computer industry, where his experience includes building and developing start-up firms that were eventually acquired and the development of dozens of shrink-wrap and web products currently serving millions of users.

There are no family relationships among any of our directors or executive officers.

In 1992 Mr. Lorz was a consultant to a company that his investment firm, Greenfield Ltd., had invested in. In his capacity as a consultant he did not participate in the management or operations of the company. Mr. Lorz did not sign any checks, receive any payments of any kind from the company or make any decisions for management. In November 1994, after Mr. Lorz and Greenfield Ltd. had ended their relationship with that company, the company failed to pay its withholding and other taxes and subsequently an involuntary bankruptcy petition was filed against the company. In 1998, Mr. Lorz was named a responsible party for unpaid payroll taxes due from that company by both the State of California Employment Development Department (EDD) and the Internal Revenue Services (IRS). Due to an error, Mr. Lorz was held to be a responsible party at an ex-parte hearing by the EDD in 2000. In 2002, Mr. Lorz learned of the ex-parte hearing and was advised that the only way to obtain another hearing with the IRS was to file a bankruptcy petition listing both the EDD and IRS as creditors. Such a bankruptcy petition was filed in April, 2005. Mr. Lorz listed no creditors other than the EDD and IRS on his petition because the purpose of the filing was to obtain a rehearing of the ex-parte determination. On June 30, 2006, the bankruptcy court, after reviewing Mr. Lorz’s petition, “disallowed in its entirety” the claim of the EDD and the IRS subsequently dropped its claim. Mr. Lorz has filed a motion for a dismissal of the bankruptcy proceedings. The judge has indicated his intention to dismiss and there are no objections to the motion. On September 28, 2007, the Bankruptcy Court judge granted the motion to dismiss Mr. Lorz’ bankruptcy petition in its entirety and both the State of California and the Internal Revenue Service dropped their claims in total. The final order dismissing the bankruptcy was entered on October 16, 2007.

Item 6. Executive Compensation.

Summary Compensation Table

The following information sets forth the compensation received by our officers in fiscal year ended March 31, 2007 to (a) our chief executive officer; and (b) each of our executive officers whose compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principle Position	Fiscal Year	Salary(1)	Bonus		Option Awards(3)		All Other Compensation	Total Compensation

Kim A. Lorz,
Chairman of the Board,
Chief Executive Officer
and President	2007	$152,053	$0		$281,282	(4)	$0	$433,335
Theodore L. Schroeder,
Chief Technical Officer
and Vice President of Engineering	2007	$96,000	$156,000	(2)	$140,641	(5)	$0	$392,641
Michael M. Hamilton,
Senior Vice President of Operations and
Business Development	2007	$96,000	$0		$225,025	(6)	$0	$321,025

(1) Salaries are based on employment from April 1, 2006 to March 31, 2007.

(2) Mr. Schroeder, deferred receipt of his bonus and his entire salary in fiscal 2007.

(3) Represents compensation cost of outstanding awards for fiscal year ended March 31, 2007, as determined in accordance with FAS 123R. The value of stock options was based on a Black-Scholes value of $0.58 per share.

(4) Represents two grants dated March 1, 2007 for 370,000 and 130,000 shares at an exercise price of $0.83 per share. Options vest ratably over thirty-six months.

(5) Represents two grants dated March 1, 2007 for 130,000 and 120,000 shares at an exercise price of $0.83 per share. Options vest ratably over thirty-six months.

(6) Represents two grants dated March 1, 2007 for 130,000 and 270,000 shares at exercise price of $0.83 per share. Options vest ratably over thirty six months.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning outstanding unexercised options and equity incentive plan awards for each named executive officer in the Summary Compensation Table as of fiscal year ended March 31, 2007.

Name	Number of securities underlying unexercised options at fiscal year-end (#) exercisable		Number of securities underlying unexercised options at fiscal year-end (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price	Option expiration date

Kim A. Lorz	1,004,006		0	0	$1.12	3/31/2015
	10,278	(1)	359,722	0	$0.83	3/1/2012
	3,611	(1)	126,389	0	$0.83	3/1/2016
Theodore L. Schroeder	167,334		0	0	$1.12	3/31/2015
	10,000		0	0	$0.50	2/27/2011
	3,611	(1)	126,389	0	$0.83	3/1/2016
	3,333	(1)	116,667	0	$0.83	3/1/2012
Michael M. Hamilton	3,611	(1)	126,389	0	$0.83	3/1/2016
	7,500	(1)	262.500	0	$0.83	3/1/2012

(1) Options vest ratably over thirty-six months.

Employment Agreements

Each of our executive officers (other than Mr. Avondet) is party to an employment agreement with FreeHand Systems dated July 3, 2007. The following summaries of the material terms of their respective employment agreements do not purport to be complete and are qualified in their entirety by reference to the provisions of such agreements, which have been filed with the Securities and Exchange Commission.

Kim A. Lorz. Mr. Lorz’s employment agreement has a term of three years unless terminated earlier. Pursuant to the agreement, Mr. Lorz has agreed to serve as the Chairman, President and Chief Executive Officer of FreeHand Systems. Mr. Lorz’s annual salary is $175,000 for the first year and $415,000 for the second and third years of the agreement, and he is eligible to receive an annual bonus at the discretion of our board of directors. Under the agreement, we must provide medical and dental insurance, disability and life insurance under plans chosen by us. Mr. Lorz is also entitled to participate in any incentive stock option plan that we adopt.

Mr. Lorz must devote all of his business time to our company and may not engage in any other business activity or serve as an employee , director, consultant or in any other capacity for any other person without our written consent. The employment agreement terminates upon Mr. Lorz’s death or disability (as defined in the agreement). Upon such termination, we must pay him or his estate or legal representative, as applicable, his salary for a period of one year (less any amounts received under disability insurance) plus any reimbursable business expenses due and owing to him at the time of termination. We must also continue to provide his health and other insurance benefits to him for one year (in the case of disability) or to his family for 18 months) in the case of death. We may terminate Mr. Lorz’s employment for “cause,” which is defined in the agreement to include dishonesty in the performance of his duties, conviction of certain crimes or settlements of certain civil proceedings damaging to us or our reputation, willful acts or omissions by Mr. Lorz that are or are likely to be injurious to our company, breach of our code of ethics or policies or material breach of the agreement, appropriation of a corporate opportunity or material asset of our company, inability to register our securities with the SEC or list our securities on a stock exchange due to his failure to disclose background information, certain misrepresentations regarding stock option grants, or failure to comply with lawful directives of our board not inconsistent with the agreement. We also have the right to terminate the agreement without cause (which includes a failure to extend the agreement upon expiration of the term, and Mr. Lorz may terminate the agreement for “good reason,” which is defined as our breach of the agreement not remedied within 30 days after notice of such breach to us or a substantial reduction in Mr. Lorz’s duties. Upon a termination by us without cause or by Mr. Lorz for good reason, Mr. Lorz is entitled (i) his salary for the greater of 1 year from termination and the remaining term of the Agreement, (ii) continuation of his insurance benefits for the same period, (ii) immediate vesting of all unvested options, and (iv) reimbursement of all business expenses then due to him. Upon termination without cause following a change of control (defined in the agreement to include certain sales of assets, mergers, consolidations, a shift of ownership of 50% of our voting securities or a change in the majority of our board), Mr. Lorz may elect to receive the salary payment described in the preceding clause (i) or a lump sum payment of $3,000,000. All of Mr. Lorz’s options will vest upon such a change of control, regardless of whether his employment continues thereafter. The agreement includes provisions obligating Mr. Lorz to turn over inventions and work product developed during his employment, to maintain the confidentiality of our confidential and proprietary information and to refrain from competing with us during a period in which he is receiving severance payment after termination.

Michael M. Hamilton, Theodore L. Schroeder, Karen Page Kupfer and Sarah S. Shreve. Our employment agreements with each of Mr. Hamilton, Mr. Schroeder, Ms. Kupfer and Ms. Shreve are substantially identical to our agreement with Mr. Lorz and differ only with respect to the positions held by them, their salaries and the amount of the lump sum severance pay alternative upon a termination without cause following a change of control. The following summarizes such provisions of their respective employment agreements.

Executive	Position	Salary	Lump Sum Severance Alternative (change of control)

Michael M. Hamilton	Senior Vice President	Year 1: $106,000	$3,000,000
		Years 2 and 3: $200,000
Theodore L. Schroeder	Vice President	Year 1: $120,000	$3,000,000
		Years 2 and 3: $200,000
Karen Page Kupfer	Vice President	$102,000 (all 3 years)	$1,000,000
Sarah S. Shreve	Vice President	Year 1: $96,000	$2,000,000
		Years 2 and 3: $200,000

Roy Avondet. Roy Avondet’s services as Chief Financial Officer and Chief Accounting Officer of our company are provided to us pursuant to a consulting agreement dated March 31, 2007 between us and Lami Park LLC, a company wholly owned by Mr. Avondet. The stated compensation under that agreement consists of a per diem fee of $2,000 for each day spent by Mr. Avondet on-site at our company, $250 per hour for time spent in excess of 10 hours on any day and for other hours he works for us, plus reimbursement to Lami Park LLC for Mr. Avondet’s travel and subsistence expenses. The 10-hour limit includes one half of Mr. Avondet’s travel time. The agreement also provides that Lami Park LLC will accept cash compensation in the amount of three quarters of the fees specified in the agreement and that we will grant options to Mr. Avondet commensurate with those granted to other senior executives. Mr. Avondet presently holds options to purchase 420,000 shares of common stock, of which 245,833 are presently exercisable.

Director Compensation

Our board of directors has the authority to fix the compensation of directors which may be in the form of fixed fees or other compensation. No amounts have been paid to or accrued for directors in such capacity during the two preceding fiscal years.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

On December 20, 2005, KAL Equity Group, Ltd., an entity controlled by our President and Chief Executive Officer Kim A. Lorz, assigned the lease covering the premises at 95 First Street, Los Altos, CA, 94022, to Freehand Systems, Inc. FreeHand Systems assumed Kal Equity Group, Ltd.’s obligations under the lease. The premises are used as the Company’s headquarters and principal office. See Item 3. “Properties.”

KAL Equity Fund II (“KAL Fund II”) is a subsidiary of KAL Equity Capital Fund, LLC, the owner of all our Series A Preferred Stock and 5,132,347 shares of our common stock. Mr. Lorz, our President and Chief Executive Officer, is the managing member of KAL

Fund II. Theodore Schroeder, our Chief Technology Officer and Vice President of Engineering, is also a member of KAL Fund II. KAL Fund II provided a line of credit for the Company for the years 2007 and 2006. KAL Fund II financed advances to the Company through sales of its shares of the Company’s Series A Preferred Stock to individuals. These individuals also made direct loans to the Company. The line of credit balances due to KAL Fund II were $958,847 and $5,576,052 in principal and accrued interest at March 31, 2007 and 2006, respectively. Upon conversion of the notes and accrued interest in September 2006 described above, KAL Fund II exchanged shares of the Company’s common stock which it received for the Series A preferred shares that it had previously sold to individuals. KAL Fund II holds 90% of the shares of the Company’s Series A Preferred Stock subsequent to September 2006.

Direct Response Specialists (“DRS”), a direct marketing and advertising specialist, which is 55% owned by Karen Page Kupfer, our Vice President, Secretary and Treasurer, provided advertising, marketing and other services in the amounts of $377,744 and $521,450 for 2007 and 2006, respectively. Ms. Kupfer is also the President of DRS, and Mr. Lorz, our President and Chief Executive Officer, is a director of DRS.

For information, including a description of our recent financing transactions with Vision, the owner of all our Series C Preferred Stock 7,996,875 shares of our common stock and warrants to purchase 21,000,000 shares of our common stock, see Item 2. “Management’s Discussion and Analysis or Plan of Operations—Liquidity and Capital Resources.”

Item 8. Description of Registrant’s Securities to be Registered.

The following summary of the material terms our capital stock does not purport to be complete and is qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation and the Certificate of Designation of our Series C Preferred Stock, which have been filed with the Securities and Exchange Commission. Only our common stock is being registered under the Securities Exchange Act of 1934.

COMMON STOCK

We are presently authorized to issue 95,000,000 shares of $0.001 par value common stock. As of October 18, 2007, based on our reconciled transfer agent records, as adjusted to reflect certain additional prior issuances not yet reflected on the transfer agent’s records, we had 45,823,902 shares of common stock issued and outstanding. The holders of our common stock are entitled to dividends and distributions when, as, and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into and other securities of the Company. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, the assets will be divided pro-rata on a share-for-share basis among the holders our common stock and any classes of preferred stock entitled to participate with holders of the common stock in such distribution. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights or any preemptive rights.

PREFERRED STOCK

We are presently authorized to issue 5,000,000 shares of preferred stock, of which 500,000 shares have been designated Series A and 120 shares have been designated Series C. As of July 27, 2007, there were 334,669 shares of Series A Preferred Stock issued and outstanding and 120 shares of Series C Preferred Stock issued and outstanding.

Series A Convertible Preferred Stock

The powers, preferences, rights, privileges, restrictions, and other matters relating to our Series A Preferred Stock are as follows:

Dividends

Holders of Series A Preferred Stock are entitled to receive dividends at the rate of $0.40 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares - currently $0.60 per share), per annum, payable out of funds legally available therefore and in preference to any distribution of dividends to the holders of common stock. Such dividends shall be payable only when, as, and if declared by the Board of Directors and are non-cumulative. No dividends (other than those payable solely in the common stock of the Company) shall be paid on any common stock of the Company during the any fiscal year (i) until dividends in the foregoing amount shall have been paid or declared and set apart during that fiscal year, and (ii) unless an additional dividend is paid with respect to all outstanding shares of Series A Preferred Stock in an amount per share equal to or greater than the aggregate amount of the common stock dividend for all shares of common stock into which such share of Series A Preferred Stock could then be converted.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive, after liquidating distributions to holders of the Company’s Series C Preferred Stock described below under “Series C Convertible Preferred Stock – Liquidation Preference” but in preference to any distribution of any of the assets of the Company to the holders of common stock or other equity security having a lesser priority in liquidation, an amount per share equal to the sum of (i) $5.00 (as adjusted for any stock dividends, combinations or splits with respect to such shares – currently $7.47 per share of Series A Preferred Stock) and (ii) an amount equal to all declared but unpaid dividends on the Series A Preferred Stock.

After such distributions have been paid in full, the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed among the holders of Series A Preferred Stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Series A Preferred Stock into shares of common stock at the then applicable conversion rate). For these purposes (i) a merger, consolidation, sale of the Company’s stock or other reorganization of the Company (other than a transaction solely to effect the reincorporation of the Company in another state or jurisdiction), if after giving effect to such transaction, the stockholders of the Company immediately prior thereto do not represent more than fifty percent (50%) of the voting power (on a fully diluted basis) of the surviving or resulting entity after such transaction, or (ii) a sale of all or substantially all of the assets of the Company, shall be treated as a liquidation, dissolution or winding up of the Company and shall entitle the holders of Series A Preferred Stock and common stock to receive at the closing the amounts specified in this paragraph.

Conversion

Each share of Series A Preferred Stock is convertible, at the option of the holder into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing $5.00 (as adjusted for any stock splits, stock dividends, recapitalizations or the like currently $7.47 per share) by the conversion price applicable to such share, determined as hereinafter provided, in effect at the time that the certificate is surrendered for conversion. The price at which shares of common stock shall be deliverable upon conversion of shares of the Series A Preferred stock (the “Series A Conversion Price”) shall initially be $0.50 (currently $0.747 per share) per share of Common Stock. Such initial Series A Conversion Price shall be adjusted as hereinafter provided. Each share of Series A Preferred Stock is currently convertible into 10 shares of common stock. In addition, each share of Series A Preferred Stock shall automatically be converted into shares of common stock at the then-effective Series A Conversion Price upon the earlier of (i) the date specified by vote or written consent of agreement of the holders of a majority of the shares of Series A Preferred Stock then outstanding, or (ii) immediately upon the closing of the sale of the Company’s Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”) at a public offering price per share of $5.00 and with proceeds to the Company (before underwriters’ discount and expenses) of at least $20,000,000.

Conversion Price

The Series A Conversion Price is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, rights distributions, combinations or consolidations, (“reverse splits”), reclassifications and reorganizations

Voting Rights

General

In addition to any voting rights required by law or as set forth below, holders of Series A Preferred Stock are entitled to vote, in person or by proxy, as a single class together with our common stock, on all matters voted on by the holders of our common stock. With respect to all such matter, each share of Series A Preferred Stock has a number of votes equal to the number of shares of common stock into which such share of Series A Preferred Stock could be converted on the record date for the vote or written consent of stockholders.

Election of Directors

Holders of Series A Preferred Stock, voting as a separate series, are entitled to elect (and to remove, either for or without cause) two (2) members of our Board of Directors. Holders of our common stock and Series A Preferred Stock are entitled, voting together as a single class with the Series A Preferred Stock voting on an as-if converted basis, to elect (and to remove, either for or without cause) the remaining members of the Board of Directors of the Company. In the case of any vacancy in the office of a director occurring among the directors elected solely by the Series A Preferred Stock, only the holders of a majority of the Series A Preferred Stock may elect a successor or successors to hold the office for the unexpired term of the director or directors whose place or places shall be vacant.

Additional Voting Rights

So long as at least 100,000 shares of Series A Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class and on an as-if converted basis:

•

redeem, purchases or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any common stock other than shares purchased from employees, officers, directors, consultants or other persons performing services for the company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares

•

effectuate any acquisition of the company by means of a merger, consolidation, sale of the company’s stock, sale of all or substantially all of the Company’s assets or other reorganization of the Company (other than a transaction to effect the reincorporation of the Company in another state or jurisdiction), if after giving effect to such transaction, the stockholders of the Company immediately prior thereto do not hold securities representing a majority of the voting power (on a fully diluted basis) of the surviving or resulting entity in such transaction

•	effectuate any liquidation or dissolution of the Company

•

authorize or create (by reclassification, merger or otherwise) any new class or series of shares having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with Series A Preferred Stock

•	amend our Certificate of Incorporation with respect to any of the foregoing requirements.

In addition, the Company shall not amend its Certificate of Incorporation or Bylaws without the approval, by vote or written consent, by the holders of the majority of the Series A Preferred Stock if such amendment would adversely any of the rights, preferences or privileges provided for herein or therein for the benefit of the Series A Preferred Stock.

Redemption; Preemptive Rights

The Series A Preferred Stock is not redeemable. Holders of the Series A Preferred Stock are not entitled to any preemptive rights to subscribe for, purchase, or receive any part of any new securities issued by the Company.

Series C Convertible Preferred Stock

The powers, preferences, rights, privileges, restrictions, and other matters relating to our Series C Preferred Stock are as follows:

Designation and Rank

The Series C Preferred Stock ranks senior to the Company’s common stock and to all other classes of the Company’s equity securities, including the Series A Preferred Stock, which by their terms, do not rank senior to the Series C Preferred Stock (“Junior Stock”).

Dividends

Holders of our Series C Preferred Stock are not entitled to receive any dividends.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock are entitled to receive, in preference to any distribution of any of the assets of the Company to the holders of Junior Stock including the Series A Preferred Stock, the sum of $25,000 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares, the “Liquidation Preference Amount”) For these purposes (i) the consolidation or merger of the Company with or into another corporation or corporations, or a sale of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of related transactions in which more than fifty percent (50%) of the voting shares of the Company is disposed of or conveyed, shall not be deemed a liquidation, dissolution or winding up of the Company. In the event of a merger or consolidation of the Company with or into another corporation, the Series C Preferred Stock shall maintain its relative powers, designations and preferences provided for in the certificate of designation for the Series C Preferred Stock. No merger shall result which is inconsistent with the requirement of the previous sentence.

Conversion

Right To Convert

Each share of Series C Preferred Stock is convertible, at the option of the holder into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Preference Amount (as adjusted for any stock splits, stock dividends, recapitalizations or the like) by the conversion price applicable to such share, determined as hereinafter provided, in effect at the time of delivery of the required notice of conversion. The price at which shares of common stock shall be deliverable upon conversion of shares of the Series C Preferred stock (the “Series C Conversion Price”) is currently $0.50 per share of common stock. Such initial Series C Conversion Price shall be adjusted as hereinafter provided. Each share of Series C Preferred Stock is currently convertible into 50,000 shares of common stock.

If the Company fails to cause its transfer agent to transmit to the converting Series C Preferred Stock holder a certificate or certificates representing the shares of common stock issuable upon conversion of the such holder’s Series C Preferred Stock on or before the third business day following the Company’s receipt of a conversion notice and if, after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the holder of the shares of common stock issuable upon conversion of Series C Preferred Stock which the holder anticipated receiving upon such conversion, then the Company must (1) pay in cash to the holder the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of common stock issuable upon conversion of Series C Preferred Stock that the Company was required to deliver times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the holder, either reinstate the shares of Series C Preferred Stock and equivalent number of shares of common stock for which such conversion was not honored or deliver to the converting Series C Preferred Stock holder the number of shares of common stock that would have been issued had the Company timely complied with its conversion and delivery obligations under the conversion provisions of the certificate of designation relating the Series C Preferred Stock.

Series C Conversion Price Adjustments

The Series C Conversion Price is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, stock distributions, combinations or consolidations, (“reverse splits”) and changes to our common stock by reclassification, exchange, substitution or otherwise. In the case of such a reclassification, exchange, or substitution or other such change, holders of Series C Preferred Stock shall have the right thereafter to convert their Series C Preferred Stock into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of shares of common stock into which the shares of Series C Preferred Stock might have been converted immediately prior to such reclassification, exchange, substitution or other change.

In addition, upon a capital reorganization of the Company (other than by way of a stock split, a combination of shares, a stock dividend or distribution or a reclassification, exchange or substitution of shares provided for in the preceding portion of this paragraph), or a merger or consolidation of the Company with or into another corporation where the holders of outstanding voting securities prior to such merger or consolidation do not own over 50% of the outstanding voting securities of the merged or consolidated entity immediately after such merger or consolidation, or the sale of all or substantially all of the Company’s properties or assets to any other person (an “Organic Change”), then as a part of such Organic Change an appropriate revision to the Series C Conversion Price must be made if necessary and provision must be made if necessary (by adjustments of the Series Conversion Price or otherwise) so that the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share of Series C Preferred Stock into the kind and amount of shares of stock and other securities or property of the Company or any successor corporation resulting from the Organic Change.

Subject to specified exceptions, if we issue additional common stock or are deemed to issue additional common stock (e.g., by the issuance of securities convertible into or exchangeable or exercisable for common stock or warrants, options or other rights to purchase common stock) within two years after February 1, 2007 at an issue price (or deemed issue price) per share less than the Series C Conversion Price in effect at the time of the issuance or deemed issuance of such additional common stock, the Series Conversion Price will be reduced to the issue price or deemed issue price of the additional common stock. In connection with the recent debt financing with Vision, the price at which shares of common stock shall be deliverable upon conversion of shares of the Series C Preferred stock (the “Series C Conversion Price”) was reduced from $0.75 per share to $0.50 per share of common stock.

Conversion Restriction

Notwithstanding anything to the contrary set forth in the certificate of designation for the Series C Preferred Stock, at no time may a holder of shares of Series C Preferred Stock convert shares of the Series C Preferred Stock if the number of shares of common stock to be issued pursuant to such conversion would cause the number of shares of common stock owned by such holder at such time to exceed, when aggregated with all other shares of common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of common stock outstanding at such time. A holder of Series C Preferred Stock may waive this restriction with respect to any or all of the Series

C Stock owned by such holder on 61 days notice to the Company. This restriction was waived when the sole holder of the Series C Preferred Stock exercised certain warrants in May 2007 and Vision’s beneficial ownership of our common stock now exceeds 10%. See Note 1 to the table in Item 4. “Security Ownership of Certain Beneficial Owners and Management.”

Redemption

Simultaneously with the occurrence of a “Major Transaction” and upon the occurrence of a “Triggering Event” (each as defined below), each holder of Series C Stock shall have the right, at such holder’s option, to require the Company to redeem all or a portion of such holder’s Series C Preferred Stock at a redemption price equal to, in the case of a Major Transaction, 100% of the Liquidation Preference Amount and, in the case of a Triggering Event, 110% of the Liquidation Preference Amount. The Company may elect to pay the applicable redemption price payable upon a Major Transaction or any of the Triggering Events described in paragraphs (i), (ii), (iii) and (vii) of the definition of Triggering Event below in either cash or shares of common stock (with a price per share equal to the Series C Conversion Price then in effect). The redemption price payable upon any of the Triggering Events described in paragraphs (iv), (v) and (vi) of such definition is payable solely in cash. Any common stock issued in payment of the redemption price shall have the benefit of piggy-back registration rights for such shares.

As used in the certificate of designation for the Series C Preferred Stock:

A “Major Transaction” shall be deemed to have occurred at such time as any of the following events:

(i) the consolidation, merger or other business combination of the Company with or into another person (other than (A) a merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or (B) a consolidation, merger or other business combination in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors of such entity or entities).

(ii) the sale or transfer of more than 50% of the Company’s assets other than inventory in the ordinary course of business in one or a related series of transactions.

(iii) closing of a purchase, tender or exchange offer made to the holders of more than fifty percent (50%) of the outstanding shares of common stock in which more than fifty percent (50%) of the outstanding shares of common stock were tendered and accepted.

A “Triggering Event” shall be deemed to have occurred at such time as any of the following events:

(i) so long as any shares of Series C Preferred Stock are outstanding, the effectiveness of the registration statement referred to below under “Registration Rights” after it becomes effective either (i) lapses for any reason and such lapse continues for a period of twenty (20) consecutive trading days, or (ii) is unavailable to the holder of the Series C Preferred Stock for sale of the shares of common stock, and such lapse or unavailability continues for a period of twenty (20) consecutive trading days, and the shares of common stock into which such holder’s Series C Preferred Stock can be converted cannot be sold in the public securities market pursuant to Rule 144(k) under the Securities Act, provided that the cause of such lapse or unavailability is not due to factors solely within the control of the holder of Series C Preferred Stock;

(ii) the suspension from listing or trading, without subsequent listing on any one of, or the failure of the common stock to be listed or traded on at least one of, the Pink Sheets, LLC, the OTC Bulletin Board, the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc., for a period of five (5) consecutive trading days;

(iii) the Company’s notice to any holder of Series C Preferred Stock, including by way of public announcement, at any time, of its inability to comply or its intention not to comply with proper requests for conversion of any Series C Preferred Stock into shares of common stock;

(iv) the Company’s failure to comply with a conversion notice tendered to it by a holder of Series C Preferred Stock within ten (10) business days after the receipt by the Company of the conversion notice and the Certificates for the shares being converted;

(v) the Company deregisters its shares of common stock and as a result such shares of common stock are no longer publicly traded;

(vi) the Company consummates a “going private” transaction and as a result the common stock is no longer registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended; or

(vii) the Company breaches any representation, warranty, covenant or other term or condition of the Exchange Agreement dated as of January 1, 2007 between the Company and the holder of the Series C Preferred Stock (the “Exchange Agreement”), the Certificate of Designation for the Series C Preferred Stock or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby or hereby, except for a breach that would not have a Material Adverse Effect (as defined in the Exchange Agreement) and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of a least ten (10) business days.

If certificates evidencing the Series C Preferred Stock to be redeemed have been submitted to the Company but the Company does not redeem all of the Series C Preferred Stock submitted for redemption (other than pursuant to a dispute as to the arithmetic calculation of the redemption price), in addition to any remedy that the holder of the Series C Preferred Stock submitted for redemption may have under the certificate of designation for the Series C Preferred Stock and the Exchange Agreement, the applicable redemption price payable in respect of such unredeemed Series C Preferred Stock shall bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full. Until the Company pays such unpaid redemption price in full to a holder of shares of Series C Preferred Stock submitted for redemption, such holder shall have the option, exercisable by notice to the Company and in lieu of redemption, to require the Company to promptly return to such holder all of the shares of Series C Preferred Stock that were submitted for redemption by such holder for which the applicable redemption price has not been paid. Upon the Company’s receipt of such a notice prior to payment of the full applicable redemption price to such holder, the Company shall immediately return any Series C Preferred Stock submitted to the Company by each holder for redemption and for which the applicable redemption price has not been paid and, in addition, the Series C Conversion Price of such returned shares of Series C Preferred Stock shall be adjusted (but not increased) to the lesser of (A) the Series C Conversion Price and (B) the lowest closing bid price for the common stock during the period beginning on the date on which the holder’s redemption notice was delivered to the Company and ending on the date on which the holder’s notice canceling the redemption request with respect the unpaid shares is delivered to the Company.

Registration Rights

The Exchange Agreement referred to in the certificate of designation for the Series C Preferred Stock provides that the common stock issuable upon conversion of the Series C Stock (as well as the common stock issuable upon exercise of certain warrants issued contemporaneously with the issuance of the Series C Preferred Stock) are “registrable securities” as defined in a Registration Rights Agreement dated as of September 26, 2006 between the Company and the holder of the Series C Preferred Stock. Shares of the Company’s common stock acquired by the Purchaser in September 2006 and shares issuable upon the exercise of warrants acquired at that time are also registrable securities under the Registration Rights Agreement. The Registration Rights Agreement obligates the Company to file with the Commission, within 30 days after September 26, 2006, and to use its best efforts to cause to become effective, a registration statement under the Securities Act. The registration statement is required to be declared effective by the earlier of 90 days after September 26, 2006 (135 days if the staff of the Commission conducts a “full review” of the registration statement) and 3 days after the Commission staff advises the Company either that the registration statement will not be reviewed or that the Company may request acceleration of the registration statement. Liquidated damages are payable if the registration statement is not declared effective by the date required by the Registration Rights Agreement. The Company has not yet filed the registration statement required by the Registration Rights Agreement and, pursuant to the Exchange Agreement, the holder of the Series C Preferred Stock has waived all accrued and subsequently accruing liquidated damages under the Registration Rights Agreement (but not the Company’s obligation to file the registration statement).

The certificate of designation for the Series C Preferred Stock provides that if the Company elects to pay all or any portion of the redemption price for Series C Preferred Stock in common stock of the Company that was not registered under the Securities Act when issued, the holders of the Series C Preferred Stock shall have “piggy-back” registration rights to include such share of common stock in a registration statement filed by the Company.

Voting Rights

So long as any shares of Series C Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock, voting as a separate class:

•

authorize, create, issue or increase the authorized or issued amount of any class or series of stock ranking pari passu or senior to the Series C Preferred Stock with respect to the distribution of assets on liquidation, dissolution or winding up of the Company;

•

amend, alter or repeal the provisions of the Series C Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock;

•

repurchase, redeem or pay dividends on, shares of common stock or any other shares of the Company’s Junior Stock (other than de minimus repurchases from employees of the Company in certain circumstances);

•	amend the Company’s Certificate of Incorporation or By-Laws so as to affect materially and adversely any right, preference, privilege or voting power of the Series C Preferred Stock;

•	effect any distribution with respect to Junior Stock other than as permitted by the Certificate of Designation for the Series C Preferred Stock;

•	reclassify the Company’s outstanding securities;

•

voluntarily file for bankruptcy, liquidate the Company’s assets or make an assignment for the benefit of the Company’s creditors, subject to the fiduciary duty obligations of the members of the Company’s board of directors; and

•	materially change the nature of the Company’s business.

Except as otherwise required by Delaware law or as set forth above, the Series C Preferred Stock shall have no voting rights.

Preemptive Rights

Holders of the Series C Preferred Stock are not entitled to any preemptive rights to subscribe for, purchase, or receive any part of any new securities issued by the Company.

STOCK PURCHASE WARRANTS

In September 2006, the Company issued warrants to purchase a total of 16,000,000 shares of common stock at exercise prices ranging from $0.75 per share to $1.60 per share. On February 1, 2007, Vision exchanged a warrant to purchase 4,000,000 shares of common stock for a warrant to purchase 120 shares of Series C Preferred Stock and immediately exercised the warrants to purchase such Series C Preferred Stock. In the February 2007 financing, Vision also acquired warrants to purchase 8,000,000 additional shares of the Company’s common stock. In May 2007 the company adjusted the exercise price of the Series A warrants to $.001, and Vision exercised these warrants receiving 1,996,875 shares of common stock. Vision then exercised 2,000,000 of the Series G warrants at $1.00 per share for 2,000,000 shares of common stock and gross proceeds to the company of $2,000,000. The company then adjusted the exercise price on all remaining outstanding warrants held by Vision to $0.50 per share. After these transactions Vision held outstanding warrants to purchase 16,000,000 shares of common stock at $0.50 per share. In connection with the May 2007 transactions, Vision waived any adjustment to the original conversion price of the Series C Preferred Stock.

In July 2007, as part of a debt financing with Vision, the Company issued additional warrants to Vision to purchase 5,000,000 shares of common stock at an exercise price of $0.65 per share. In connection with this financing, the conversion price of the Series C Preferred Stock was reduced to $0.50 per share.

The number of shares, exercise price, and expiration dates of the warrants held by Vision are shown below. All such warrants are presently exercisable.

Warrant Series	Number of Shares	Per Share Exercise Price	Expiration Date

B	2,000,000	$0.50	September 26, 2011
C	2,000,000	$0.50	September 26, 2011
D	2,000,000	$0.50	September 26, 2011
E	2,000,000	$0.50	September 26, 2011
F	2,000,000	$0.50	September 26, 2011
G	2,000,000	$0.50	February 1, 2012
H	4,000,000	$0.50	February 1, 2012
—	5,000,000	$0.65	July 27, 2014

The warrants may be exercised for cash or on a “cashless exercise” basis. If the Company fails to cause its transfer agent to transmit to the exercising warrant holder a certificate or certificates representing the shares of common stock issuable upon exercise of the warrants on or before the third business day following the Company’s receipt of an exercise notice and if, after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the holder of the shares of common stock issuable upon exercise of the warrants which the holder anticipated receiving upon such conversion, then the Company must (1) pay in cash to the holder the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of common stock issuable upon the exercise price of the warrants that the Company was required to deliver times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the holder, either reinstate the warrants and equivalent number of shares of common stock for which such exercise was not honored or deliver to the exercising warrant holder the number of shares of common stock that would have been issued had the Company timely complied with its exercise and delivery obligations under the warrants.

The exercise price of each warrant is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, stock distributions, combinations or consolidations, (“reverse splits”) and changes to our common stock by reclassification, exchange, substitution or otherwise. In the case of a consolidation or merger in which either the Company is not the surviving or continuing corporation or is the surviving or continuing company but the Company’s capital stock is exchanged for securities of another issuer or cash or other property, appropriate adjustments will be made to the warrant exercise price and number of shares issuable on exercises of the warrant so that holders of the warrants shall be entitled thereafter to exercise their warrants to acquire the securities, cash or property for which the warrants might have been exercised immediately prior to such transaction, provided that, in lieu of such adjustment, the warrant holder may elect to receive a cash payment of the value of the warrant, determined in accordance with the Black-Scholes valuation formula. The number of shares issuable on exercise of the warrant and the exercise price are also subject to adjustment to take into account distributions of cash (other than dividends payable out of earnings or surplus legally available for dividend payments under Delaware law), securities other than Company common stock or common stock equivalents or warrants or rights to subscribe for securities (other than Company common stock or common stock equivalents),

Subject to specified exceptions, if we issue additional common stock or are deemed to issue additional common stock (e.g., by the issuance of securities convertible into or exchangeable or exercisable for common stock or warrants, options or other rights to purchase common stock) within two years after the issue date of a warrant, at an issue price (or deemed issue price) per share less than the exercise price of such warrant in effect at the time of the issuance or deemed issuance of such additional common stock, the exercise price of the warrant will be reduced to the issue price or deemed issue price of the additional common stock.

Although all of the warrants are presently exercisable, each warrant provides that at no time may a holder of shares of a warrant exercise the warrant if the number of shares of common stock to be issued pursuant to such exercise would cause the number of shares of common stock owned by such holder at such time to exceed, when aggregated with all other shares of common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of common stock outstanding at such time. A warrant holder may waive this restriction with respect to any or all of the warrants owned by such holder on 61 days notice to the Company.

The Company may, at its option, redeem the warrants at a redemption price of $0.001 per underlying share if our common stock trades at specified closing prices ($2.00 for series D, $3.00 for series B and E, $4.00 for series C and F, $2.10 for series G, $3.15 for series H and $2.10 for the warrant issued in July 2007) for a period of 20 consecutive trading days and in the case of the July 2007 warrant, if the trading volume for our common stock equals or exceeds 50,000 shares on each day of such 20-day trading period. Our right to redeem any warrants is subject to there being an effective registration statement for the sale of the common stock underlying the warrants and certain other conditions.

TRANSFER AGENT

Our transfer agent is Holladay Stock Transfer, 2939 N. 67 Pl. Ste. C, Scottsdale, AR, 85251.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is not currently listed on any securities exchange. Quotations for our common stock are currently available in the Pink Sheets under the symbol “FSYI.PK.” The following table sets forth the range of high and low bid quotations for the fiscal years ended March 31, 2006 and 2007. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

Fiscal Year	Quarter	Quarter Ending	High	Low

2006	First	June 30, 2005	$0.02	$0.01
2006	Second	September 30, 2005	$0.90	$0.02
2006	Third	December 31, 2005	$2.00	$0.81
2006	Fourth	March 31, 2006	$1.50	$1.01
2007	First	June 30, 2006	$1.28	$1.00
2007	Second	September 30, 2006	$2.85	$1.35
2007	Third	December 31, 2006	$2.70	$1.04
2007	Fourth	March 31, 2007	$2.65	$1.25
2008	First	June 30, 2007	$1.34	$0.40
2008	Second	September 30, 2007	$0.44	$0.15

The Company has not paid any dividends on its common stock during the two preceding fiscal years or in the subsequent interim period. For information regarding restrictions on the payment of dividends on our common stock, see Part I, Item 8, “Description of Securities to be Registered – Series A Preferred Stock.”

As of September 27, 2007 in accordance with our transfer agent records, we had 427 shareholders of record. Such shareholders of record held 45,823,902 shares of our common stock. In addition, we have 334,789 shares of preferred stock issued and outstanding held by 3 shareholders convertible into 9,346,690 shares of our common stock. We have the following outstanding warrants and options that may be exercised into 35,575,535 shares of our common stock:

Name	Number of Option/ Warrant Holders	Underlying Shares of Common Stock	Exercise Price

Theodore L. Schroeder	1	150,601	$1.49
Convertible Notes (debt placement of $1,859,500)	69	619,833	$1.00
Convertible Note (debt placement of $200,000)	1	266,667	$0.75
Warrants (private placement of units)	23	576,666	$1.35
Vision Opportunity Fund:
Series B	1	2,000,000	$0.50
Series C	1	2,000,000	$0.50
Series D	1	2,000,000	$0.50
Series E	1	2,000,000	$0.50
Series F	1	2,000,000	$0.50
Series G	1	2,000,000	$0.50
Series H	1	4,000,000	$0.50
July 27, 2007 warrant	1	5,000,000	$0.65
Employee options ( September 30, 2007)	43	6,423,849	$0.50-$1.27
Non-employee options ( September 30, 2007)	82	5,539,043	$0.02-$2.50

Item 2. Legal Proceedings.

In March 2002, David Sitrick (“Sitrick”), an unrelated party, sued FreeHand Systems in the United States District Court for the Northern District of Illinois, alleging that certain of FreeHand Systems’ products infringed certain patents owned by Sitrick. In October 2004, FreeHand Systems settled the proceedings with Sitrick for a cash payment and an agreement to pay royalties on future sales of defined products. Thereafter a dispute arose between Sitrick and FreeHand Systems and FreeHand Systems ceased making any further payments to Sitrick. In February 2007, Sitrick brought a motion before the District Court seeking enforcement of the settlement agreement and an injunction. FreeHand Systems opposed the motion, seeking dismissal on the ground, among other things, that the full dispute between the parties, which goes beyond the settlement agreement, must be fully litigated in a separate action. In August 2007, Sitrick’s motion was denied in full by the District Court. FreeHand Systems intends to seek a settlement of the current monetary dispute on mutually-agreeable business terms. Although the Company is disputing the royalties due, the Company has continued to accrue royalties until the matter can be settled.

In April 2007, Alfred Publishing Co., Inc. (“Alfred”) sued FreeHand Systems in the Superior Court of the State of California to recover unspecified royalty payments under an agreement assumed by FreeHand Systems from Sunhawk Corporation. On August 16, 2007 the Court dismissed the action in its entirety. The amount in dispute was minimal.

In March 2007, MCRB Service Bureau, Inc. sued FreeHand Systems in the Superior Court of the State of California to recover amounts due of $106,380 pursuant to a contract with FreeHand Systems. FreeHand Systems filed its answer to the Superior Court on April 27, 2007 denying all allegations and filed a cross-complaint alleging damages of $93,000. In September 2007, the matter was settled within the Company’s accrued amount of $103,000.

In April 2007, Peyton Chandler & Sullivan, Inc. sued FreeHand Systems in the Superior Court of the State of California to recover unspecified amounts pursuant to a contract with FreeHand Systems. The Company believes this suit is without merit , has filed a cross complaint and it intends pursue its claims and defend this suit vigorously.

On or about September 19, 2007, Basle Holdings Ltd., Chatsworth Asset Management, Ltd., Commodity Trade Ltd., Kilgarven Investment & Holding Co., Ltd., Michael T. Cronin and Max Schmid (the “Plaintiffs”) commenced an action against the Company (erroneously sued as “FreeHand Systems, Inc.”), Angelo J. Panzarella (“Panzarella”), Ron Hottovy (“Hottovy”) and Holladay Stock Transfer, Inc. (“Holladay”) in the United States District Court for the Middle District of Florida seeking damages in an unspecified amount and declaratory and injunctive relief.

Plaintiffs’ complaint, captioned Basle Holdings Ltd., et al. v Freehand Systems, Inc. [sic], et al, alleges fraud in violation of state and federal securities laws, common law fraud, conversion, breach of fiduciary duty and violation of the Uniform Commercial Code. Essentially, Plaintiffs claim that Panzarella and Hottovy falsely claimed to have authority to act on behalf of the Company and defrauded Plaintiffs by facilitating the reverse merger of FreeHand Systems, Inc. into the Company (then a public shell named U.S. Environmental, Inc. (“USEV”)) pursuant to which FreeHand Systems became a wholly-owned subsidiary of the Company, and then changing USEV’s name to FreeHand Systems International, Inc. Plaintiffs claim that they owned a controlling interest in the Company prior to a reverse stock split, the reverse merger and a subsequent change of the Company’s name. Plaintiffs allege that the Company has failed and refused to issue new certificates to the Plaintiffs indicating their post-split ownership and indicating the new name of the Company. Plaintiffs also claim that Messrs. Panzarella, Hottovy and the Company also deprived them of the opportunity to obtain consideration for the Company as a corporate shell or to pursue alternative purchasers for the shell.

Prior to institution of the instant lawsuit, Plaintiffs made demands for such new certificates; however, despite numerous requests to Plaintiffs and Plaintiffs’ counsel, the Company has never received adequate documentation or information to verify Plaintiffs’ claims and has, therefore, refused to issue stock certificates to Plaintiffs. At the time of the reverse merger, the Company reserved shares in the name of a nominee to be issued to the appropriate individuals upon receipt of adequate documentation. Such shares were included in the shares issued to former USEV shareholders and have been treated as issued and outstanding since the time of the merger. At the time of the earlier demands, no claims of fraud were alleged.

The Company is conducting an investigation into the Plaintiffs’ allegations and has retained counsel to defend the lawsuit.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Our consolidated financial statements for the fiscal years ended March 31, 2006 and 2005, and the financial statements of FreeHand Systems for the fiscal years ended March 31, 2004 and 2003, were audited by BDO Seidman, LLP, registered public accountants and independent auditors (“BDO”). In connection with the audit of our consolidated financial statements for the fiscal year ended March 31, 2007, on May 21, 2007, we dismissed BDO and engaged Burr, Pilger & Mayer LLP (“BPM”), an independent registered public accounting firm, as our independent auditors. We do not have an audit committee, and the engagement of BPM was unanimously approved by our board of directors.

During our two most recent fiscal years and for the interim period through May 21, 2007, there were no disagreements with BDO, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreement in connection with its report , nor were there any reportable events as defined in Item 304(a)(1)(iv)(B) of SEC Regulation S-B .

The audit reports of BDO on the Company’s consolidated financial statements as of and for the years ended March 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, or a modification due to audit scope or accounting principles. Their opinions did contain an explanatory paragraph which expressed substantial doubt about the ability of the Company to continue as a going concern.

In connection with the audits of the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2006 and 2005, there were no disagreements between the Company and BDO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference in connection with their opinion to the subject matter of the disagreement.

During the Company’s fiscal years ended March 31, 2006 and 2005 and through May 20, 2007, BPM has not been engaged as an independent registered public accountant to audit the Company’s consolidated financial statements, nor has BPM been consulted regarding the application of the Company’s accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements.

Item 4. Recent Sales of Unregistered Securities.

During September 2005 through December 2005, in connection with the private placement of $1,859,500 of notes convertible into shares of common stock at $0.75 per share to accredited investors, the Company issued warrants to purchase a total of 619,833 shares of common stock. The warrants are exercisable at $1.00 per share and expire three years from the date issued. The offering was effected without registration in reliance on the exemption provided by Rule 506 of Regulation D. Each purchaser made representations to the Company as to the investor’s accredited investor status, and the Company’s placement agent for the offering represented that it had not used any form of general solicitation or advertising in connection with the offering and that it offered and sold the notes and warrants only to accredited investors. The investors also made representations with respect to their non-distributive intent and acknowledged that their securities would be subject to restrictions on resale required by the Securities Act, and the notes and warrants were imprinted with legends setting forth such restrictions. The Company filed a Form D with respect to the offering. In September 2005 a total of $1,865,136 of notes and accrued interest were converted into a total of 2,486,846 shares of common stock at $.75 per share. The conversions were effected without registration in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

During November 2005 through April 2006, in connection with the private placement sale of 576,666 shares of common stock for an aggregate offering price of $432,500 to accredited investors, the Company issued warrants to purchase a total of 576,666 shares of common stock. The warrants are exercisable at $1.35 per share and expire three years from the date issued. The Company also issued 53,333 shares of common stock for costs of the placement. The issuances of our common stock and warrants were made pursuant to the exemption provided by Rule 506 of Regulation D promulgated under the Securities Act. Each purchaser (and the Company’s placement agent to which the additional warrants were issued) made representations to the Company as to the investor’s accredited investor status, and the Company’s placement agent for the offering represented that it had not used any form of general solicitation or advertising in connection with the offering and that it offered and sold the shares and warrants only to accredited investors. The investors also made representations with respect to their non-distributive intent and acknowledged that their securities would be subject to restrictions on resale required by the Securities Act, and the share certificates and warrants were imprinted with legends setting forth such restrictions. The Company filed a Form D with respect to the offering.

In March 2006, in connection with the private placement of a note for $200,000 convertible into shares of common stock at $0.75 per share to an accredited investor, the Company issued a warrant to purchase a total of 266,667 shares of common stock. This note was converted in to common stock in September 2006. The note and warrant were issued without registration pursuant to the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering. The investor made representations to the Company as to its accredited investor status and as to its knowledge and experience in, and ability to bear the risks of, investing in securities such as those offered by the Company. The investors also made representations with respect to their non-distributive intent and acknowledged that the securities would be subject to restrictions on resale required by the Securities Act. The note and warrant were imprinted with legends setting forth such restrictions. The note was converted in to common stock in September 2006. The conversion was effected without registration in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

During September 2006, the Company sold a total of 75,000 shares of common stock for net proceeds of $63,250 to two accredited investors in private transactions. The issuances of our common stock were made pursuant to the exemption provided by Rule 506 of Regulation D promulgated under the Securities Act. Each investor made representations to the Company as to the investor’s accredited investor status and non-distributive intent, and acknowledged that their securities would be subject to restrictions on resale required by the Securities Act. The share certificates were imprinted with legends setting forth such restrictions. The Company filed a Form D with respect to the offering.

From April 2005 through March 2006, the Company sold a total of 1,347,350 shares of common stock to individuals in a series of private transactions for an aggregate offering price of $607,120. The issuances of our common stock were made pursuant to the exemption provided by Rule 504 of Regulation D promulgated under the Securities Act. At the time of the sales, the Company was neither a reporting issuer nor a development stage company, all sales were made to accredited investors, sales were made in at least one state (Minnesota) requiring state registration or public filing or delivery of a disclosure document prior to sales, and all purchasers received such offering materials. Aggregate sales during the 10-month period did not exceed $1,000,000.

In September 2006, the Company raised $3,000,000 in gross proceeds in a private placement transaction with Vision, an accredited investor. The Company sold 4,000,000 Units, each consisting of one share of common stock and warrants to purchase 4 additional shares of common stock. The warrants expire in five years and are designated in seven series as follows:

	Number of Shares of
Warrant Series	Common Stock upon Exercise	Original Exercise Price

A and D	2,000,000 each series	$0.90
B and E	2,000,000 each series	$1.25
C and F	2,000,000 each series	$1.60
J	4,000,000	$0.75

In connection with this financing the Company paid fees totaling $526,599, $161,839 as value of a warrant to purchase 240,000 shares of common stock and $364,760 in cash.

In January 2007 Vision exchanged those warrants for new 2007 Series J warrants to purchase 120 shares of a new Series C Preferred stock at $25,000 per share. The Series C Preferred stock was originally convertible into common stock at $0.75 per share, with each share of Series C Preferred stock convertible into 33,333.33 shares of common stock (4,000,000 shares total). The Series C Preferred stock is non-voting, except with respect to issuing or creating a class of stock senior in preference and has a liquidation preference of $3,000,000 ahead of all other classes of stock. As inducement to make this exchange the Company granted the holder of the Series J warrants additional warrants: Series G to purchase 4,000,000 shares of common stock at $1.00 per share and Series H to purchase 4,000,000 shares of common stock at $1.50 per share. The holder exercised the new 2007 Series J warrant in full for gross proceeds to the Company of $3,000,000. Costs of this transaction were $225,854. In connection with this transaction, the holder waived all penalties for failure to file a required registration statement.

On May 24, 2007 the Company adjusted the exercise price of the Series A warrants to $.001, and Vision exercised these warrants receiving 1,996,875 shares of common stock in a cashless exercise. Vision then exercised 2,000,000 of the Series G warrants at $1.00 per share for 2,000,000 shares of common stock and gross proceeds to the Company of $2,000,000. The Company then adjusted the exercise price on all remaining outstanding warrants held by Vision to $0.50 per share. After these transactions Vision has outstanding warrants to purchase 16,000,000 shares of common stock at $0.50 per share. The issuances of our common stock and warrants were made pursuant to the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering. After these transactions Vision held outstanding warrants to purchase 16,000,000 shares of common stock at $0.50 per share and 120 shares of Series C Preferred Stock convertible into 4,000,000 shares of common stock at a conversion price of $0.75 per share.

On July 27, 2007, the Company issued a senior secured note, due April 1, 2009, with an interest rate of 8% to Vision and granted additional warrants, with a term of seven years, to purchase 5,000,000 shares of common stock of the Company at an exercise price of $0.65 per share, for an aggregate purchase price of $1,500,000, all pursuant to a securities purchase agreement among the Company, FreeHand Systems and Vision.

Except as set forth below all of the securities issued to Vision in our financings with Vision were issued without registration pursuant to the exemption provided by Section 4(2) under the Securities Act. Vision represented to the Company that it is an accredited investor and, based on the Company’s ongoing relationship with Vision, the Company reasonably believes Vision to be an accredited investor. The Company did not employ any form of general solicitation or advertising in connection with the offerings to Vision. Vision also made representations with respect to its non-distributive intent and acknowledged that the securities would be subject to restrictions on resale required by the Securities Act. All certificates evidencing the shares, warrants and note issued to Vision were imprinted with legends setting forth such restrictions. The exchange of the Company’s original Series J warrant for the 2007 Series J Warrant and the Series G and Series H Warrants and the issuance of the Company’s common stock upon the cashless exercise of the Series A warrant were effected without registration pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

In August through October 2007, all holders of rights to acquire 3,051,037 shares of the Series B Preferred Stock rights agreed to exchange such rights for an equal number of shares of common stock in full settlement and satisfaction of all obligations to issue Series B Preferred Stock to such persons and in November 2007, pursuant to earnout provisions of the purchase agreement for Sheet Music Now, we issued 126,632 shares of common stock to the former shareholders of Sheet Music Now, who had been holders of Series B Preferred Stock rights. The exchange and issuance of additional common stock were made pursuant to the exemption provided by Section 4(2) under the Securities Act. Each of the holders made representations to the Company as to the holder’s accredited investor status and non-distributive intent with respect to the shares, and certificates for the shares were legended to note the resulting restrictions on disposition. Alternatively, because all rights to acquire Series B Preferred Stock are themselves a security as defined in the Securities act and no payment has been or will be made for the solicitation of exchanges of such rights for common stock, the exchange may be deemed exempt under Section 3(a)(9) of the Securities Act.

Effective September 7, 2006 notes payable and accrued interest (related parties and others) of $11,711,490 were converted to 19,823,555 shares of the Company’s common stock valued at $0.75 per share at conversion rates of $0.58 -$0.60 of debt for each share. All persons who converted such notes were either affiliates of the Company or related persons of such affiliates and, based on their prior investments in the Company, the Company reasonable believed such persons to be accredited investors . After conversion of the notes, the Company had $1 million outstanding under its related party line of credit and all other notes payable were converted. The issuance of our common stock in such conversions were made pursuant to the exemption provided by Section 3 ( a)(9) of the Securities Act.

In October 2006, the Company acquired ECS, an Illinois corporation, and a privately held computer software developer and publisher of music and music education products, in a stock for stock transaction. The Company issued 175,000 shares of its common stock to the former shareholders of ECS in fiscal 2006 and granted warrants for 250,000 shares of its common stock in fiscal 2007. The value of the warrants was $127,500. The issuances of our common stock were made pursuant to the exemption provided by Section 4(2) under the Securities Act. The ECS shareholders made representations to the Company as to their accredited investor status and as to their knowledge and experience in, and ability to bear the risks of, investing in securities such as those offered by the Company and, based on the Company’s negotiations and discussions with such shareholders in connection with the purchase of ECS, the Company reasonably believed them to be accredited investors. The ECS shareholders also made representations with respect to their non-distributive intent and acknowledged that the securities would be subject to restrictions on resale required by the Securities Act. The share certificates and warrants were imprinted with legends setting forth such restrictions.

During fiscal 2005, fiscal 2006 and fiscal 2007, the Company issued 445,028, 311,112 and 173,333 shares of common stock, respectively, in payment of interest owed to investors of an aggregate amount equal to $873,023. The issuances of our common stock were made pursuant to the exemption provided by Section 4(2) under the Securities Act. The investors made representations to the Company as to their accredited investor status and as to their knowledge and experience in, and ability to bear the risks of, investing in securities such as those offered by the Company and, based on the Company’s existing relationship with such persons as prior investors in the Company, the Company reasonably believed them to be accredited investors. The investors also made representations with respect to their non-distributive intent and acknowledged that the securities would be subject to restrictions on resale required by the Securities Act and the share certificates were imprinted with legends setting forth such restrictions.

During fiscal 2005, fiscal 2006 and fiscal 2007, the Company issued 167,334, 37,214 and 313,581 shares of common stock, respectively, upon the exercise of options for a total value received of $222,697. The issuances of our common stock were made pursuant to the exemption provided by Section 4(2) under the Securities Act. The option holders made representations to the Company as to their accredited investor status and as to their knowledge and experience in, and ability to bear the risks of, investing in securities such as those offered by the Company and, based on the Company’s existing relationship with such persons as existing stockholders, affiliates or employees of the Company, the Company reasonably believed them to be accredited investors. The option holders also made representations with respect to their non-distributive intent and acknowledged that the securities would be subject to restrictions on resale required by the Securities Act. Certificates evidencing the shares issued on exercise of the options were imprinted with legends setting forth such restrictions.

During the last three fiscal years and through July 2007, the Company has issued 3,550,074 shares of common stock in exchange for accounts payable and services rendered of an approximate value of $2.5 million. The issuances of our common stock was made pursuant to the exemption provided by Section 4(2) under the Securities Act. The share recipients made representations to the Company as to their accredited investor status and as to their knowledge and experience in, and ability to bear the risks of, investing in securities such as those offered by the Company and, based on the Company’s existing relationship with such persons as vendors to the Company, the Company reasonably believed them to be accredited investors. The vendors also made representations with respect to their non-distributive intent and acknowledged that the securities would be subject to restrictions on resale required by the Securities Act. Certificates evidencing the shares issued to such vendors were imprinted with legends setting forth such restrictions.

Item 5. Indemnification of Directors and Officers.

Our Certificate of Incorporation and By-laws provide that we shall indemnify to the fullest extent permitted by Delaware law any person whom we may indemnify thereunder, including our directors, officers, employees and agents. Such indemnification (other than as ordered by a court) shall be made by us only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct i.e., such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the stockholders. In addition, our Certificate of Incorporation provides for the elimination, to the extent permitted by Delaware, of personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty as directors.

PART F/S

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
FreeHand Systems International, Inc.
Los Altos, California

We have audited the accompanying consolidated balance sheet of FreeHand Systems International, Inc. (the “Company”) as of March 31, 2007 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FreeHand Systems International Inc. at March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations, stockholders’ deficit and working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2, Reclassification of Series B Convertible Preferred Stock Rights and Restatement of Net Loss per Common Share to the consolidated financial statements, the net loss per common share has been restated.

As discussed in Note 2 to the consolidated financial statements, on April 1, 2006 the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, applying the modified prospective method.

Burr , Pilger & Mayer LLP
San Jose, California
August 28, 2007 , except as to Note 2, Reclassification of Series B Convertible
Preferred Stock Rights and Restatement of Net Loss per Common Share
and Note 6(b), which is as of November 13, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
FreeHand Systems International, Inc.
Los Altos, California

We have audited the accompanying consolidated balance sheet of FreeHand Systems International, Inc. as of March 31, 2006 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As indicated in Note 2, Reclassification of Series B Convertible Preferred Stock Rights and Restatement of Net Loss per Common Share to the consolidated financial statements, the net loss per common share has been restated.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FreeHand Systems International Inc. at March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements , the Company’s recurring losses from operations, stockholders’ deficit and working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements . The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman LLP
San Francisco, California
February 2, 2007 , except as to Note 2, Reclassification of Series B Convertible Preferred Stock Rights and Restatement of Net Loss per Common Share and Stock-Based Compensation and Note 6(b) to the consolidated financial statements, which is as of November 13, 2007

FreeHand Systems International, Inc.

Consolidated Balance Sheets

March 31,	2007	2006

Current Assets
Cash and cash equivalents	$704,009	$57,647
Restricted cash	300,000	300,000
Accounts receivable, net of allowance for doubtful accounts of $22,000 and $20,000	148,010	147,710
Inventory	54,239	595,561
Other current assets	166,558	74,697

Total Current Assets	1,372,816	1,175,615
Equipment, net of accumulated depreciation of $206,769 and $135,566	38,772	66,019
Goodwill	77,430	45,763
Intangible Assets, net	955,450	1,126,812

Total Assets	$2,444,468	$2,414,209

Current Liabilities
Accounts payable (including amounts to related parties of $28,281 and $228,462)	$1,831,996	$3,221,609
Accrued liabilities:
Related parties (interest of $1,153,385 in 2006)	—	1,317,479
Others	1,187,825	1,597,016
Deferred revenue	159,269	286,531
Bank line of credit	293,931	297,414
Notes payable, net:
Related parties	—	9,852,924
Others	40,894	6,675

Total Current Liabilities	3,513,915	16,579,648

Long-term debt – related party	958,847	—

Commitments and Contingencies (Notes 1, 9 and 11 )
Redeemable Convertible Preferred Stock
Series A convertible preferred stock, $0.001 par value: 334,669 shares authorized, issued and outstanding (aggregate liquidation preference of $2,500,000 after Series C)	335	335
Series C convertible preferred stock, $0.001 par value: 120 shares authorized, issued and outstanding (aggregate liquidation preference of $3,000,000)	2,774,146	—

Total Redeemable Convertible Preferred Stock	2,774,481	335

Stockholders’ Deficit
Series B Convertible Preferred Stock Rights (Notes 2 and 6)	3,247,665	3,247,665
Common stock, $0.001 par value: 95,000,000 shares authorized; 38,428,263 and 10,121,395 shares issued and outstanding	38,428	10,121

Additional paid-in capital	33,642,742	11,861,790
Accumulated deficit	(41,731,610)	(29,285,350)

Total Stockholders’ Deficit	(4,802,775)	(14,165,774)

Total Liabilities and Stockholders’ Deficit	$2,444,468	$2,414,209

See accompanying notes to consolidated financial statements.

FreeHand Systems International, Inc.

Consolidated Statements of Operations

For the year ended March 31,	2007		2006

Sales
Product sales, net		$1,357,732		$1,437,120
Digital and print sheet music		511,875		274,355

Total sales, net		1,869,607		1,711,475

Cost of sales
Product		1,561,554		1,598,835
Digital and print sheet music		203,890		221,784
Amortization of digital sheet music intangible assets		590,969		493,048

Total cost of sales		2,356,413		2,313,667

Gross profit		(486,806)		(602,192)

Operating expenses
Research and development		991,124		1,364,542
Sales and marketing		1,932,860		1,531,747
General and administrative		5,203,204		2,114,173

Total operating expenses		8,127,188		5,010,462

Loss from operations		(8,613,994)		(5,612,654)
Interest expense, net		(1,182,627)		(2,505,030)
Loss on conversion of notes payable to common stock		(2,649,639)		—
Other income, net		—		3,772

Net loss		$(12,446,260)		$(8,113,912)

Net loss per common share - basic and diluted (As Restated—Note 2)	$	(0.51)	$	(1.02)

Weighted average shares - basic and diluted (As Restated—Note 2)		24,327,359		7,949,356

See accompanying notes to consolidated financial statements.

FreeHand Systems International, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series B Preferred Stock Rights		Common Stock		Additional Paid-In Capital	Accumulated Deficit

	Shares	Amount	Shares	Amount			Total

Balance, at March 31, 2005	1,951,037	$2,422,665	2,141,781	$2,142	$6,994,223	$(21,171,438)	$(11,752,408)
Common stock issued in connection with the reverse acquisition of US Environmental, Inc.			4,070,831	4,071	(4,071)	—
Common stock issued for interest payment – related party	200,000	150,000	111,112	111	83,223	—	233,334
Preferred stock rights issued for the acquisition of Sheet Music Now A.S.	900,000	675,000					675,000
Private placement of convertible notes:
Common stock issued upon note conversion in September 2005	—	—	2,479,333	2,479	1,857,021	—	1,859,500
Common stock issued for interest	—	—	7,513	8	5,628	—	5,636
Common stock issued for debt placement costs	—	—	137,675	138	103,132	—	103,270
Warrant discount	—	—	—	—	303,087	—	303,087
Beneficial conversion feature	—	—	—	—	303,087	—	303,087
Notes payable –related parties:
Option discount	—	—	—	—	455,638	—	455,638
Beneficial conversion feature	—	—	—	—	528,533	—	528,533
Private placement of units consisting of common stock and warrants, net of costs of $60,000	—	—	533,333	533	339,467	—	340,000
Common stock issued for fees in unit placement	—	—	53,333	53	(53)	—
Common stock issued for financial advisory services	—	—	220,000	220	164,780	—	165,000
Common stock issued for $25,000 cash and services valued at the difference between fair value of $.75 per share and the cash received	—	—	250,000	250	187,250	—	187,500
Common stock issued for services received	—	—	79,270	79	60,632	—	60,711
Stock options value for services received	—	—	—	—	460,379	—	460,379
Common stock issued from stock option exercise ($2,000 from related party)	—	—	37,214	37	19,834	—	19,871
Net loss	—	—	—	—	—	(8,113,912)	(8,113,912)

Balance, at March 31, 2006	3,051,037	$3,247,665	10,121,395	$10,121	$11,861,790	$(29,285,350)	$(14,165,774)

See accompanying notes to consolidated financial statements.

Continued

FreeHand Systems International, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series B Preferred Stock Rights		Common Stock		Additional Paid-In Capital	Accumulated Deficit

	Shares	Amount	Shares	Amount			Total

Balance, at March 31, 2006	3,051,037	$3,247,665	10,121,395	$10,121	$11,861,790	$(29,285,350)	$(14,165,774)
Private placement of common stock, net of cash fees of $12,605 and including $457,500 of services valued at $0.71 per share	—	—	1,172,350	1,172	1,089,093	—	1,090,265
Common stock issued for services ($42,000 to related party)	—	—	1,798,473	1,798	1,276,301	—	1,278,099
Common stock issued for interest payments ($62,500 to related party)	—	—	173,333	173	129,827	—	130,000
Common stock issued for $100,000 cash and $42,000 services valued at $0.71 per share	—	—	200,000	200	141,800	—	142,000
Private placement of units consisting of common stock and warrants, net of costs of $4,875	—	—	47,666	48	27,577	—	27,625
Sale of common stock and warrants, net of costs of $364,760	—	—	4,000,000	4,000	2,631,240	—	2,635,240
Common stock issued upon conversion of notes payable and interest of $11,711,492	—	—	19,823,555	19,824	14,054,901	—	14,074,725
Common stock issued against account payable	—	—	602,910	603	696,403	—	697,006
Exercise of stock options ($18,625 cash; $104,201 against accounts and notes payable)	—	—	313,581	314	122,512	—	122,826
Common stock issued in acquisition of ECS	—	—	175,000	175	124,075	—	124,250
Option value granted in acquisition of ECS	—	—	—	—	127,500	—	127,500
Notes payable - related parties warrant discount	—	—	—	—	281,076	—	281,076
Notes payable –beneficial conversion feature	—	—	—	—	52,629	—	52,629
Stock options value for services received	—	—	—	—	692,096	—	692,096
Stock-based compensation	—	—	—	—	333,922	—	333,922
Net loss	—	—	—	—	—	(12,446,260)	(12,446,260)

Balance, at March 31, 2007	3,051,037	$3,247,665	38,428,263	$38,428	$33,642,742	$(41,731,610)	$(4,802,775)

See accompanying notes to consolidated financial statements.

FreeHand Systems International, Inc.

Consolidated Statements of Cash Flows

For the year ended March 31,	2007	2006

Cash Flows from Operating Activities
Net loss	$(12,446,260)	$(8,113,912)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on conversion of debt	2,649,639	—
Amortization of intangible assets	666,612	529,273
Amortization of option discount – related party notes payable	256,816	372,732
Amortization of option discount - others	152,823	—
Amortization of beneficial conversion feature – others	173,213	542,168
Depreciation	34,393	40,569
Issuance of stock for services received:
Stock and Series B preferred stock rights issued for interest payment – related party	130,000	233,334
Stock issued for interest payment – others	—	5,636
Stock issued for services – related party	42,000	—
Stock issued for services – others	1,278,099	60,711
Stock issued for financial advisory services	—	165,000
Value of services included in stock sold in private placement	457,500	162,500
Write-off upon note conversion:
Warrant discount	—	187,360
Beneficial conversion feature	—	187,360
Stock issued for debt placement fees	—	93,270
Amortization of pre-paid digital sheet music masters	—	15,000
Stock option value for services	692,096	460,379
Stock compensation expense	333,922	—
Increase in bad debt reserve	2,000	10,000
Changes in operating assets and liabilities:
Accounts receivable	3,168	(74,951)
Inventory	541,322	31,876
Other current assets	(91,861)	58,968
Accounts payable	(2,230,992)	(122,211)
Accrued interest – related parties	1,153,385	538,399
Accrued interest – others	541,303	13,690
Other accrued liabilities	(334,191)	1,232,882
Deferred revenue	(127,262)	95,332

Net Cash Used in Operating Activities	(6,122,275)	(3,274,635)

See accompanying notes to consolidated financial statements.

Continued

FreeHand Systems International, Inc.

Consolidated Statements of Cash Flows

For the year ended March 31,	2007	2006

Cash Flows from Investing Activities
Purchase of property and equipment	$(6,466)	$(16,241)
Purchase of intangible assets	(27,250)	(134,051)
Cash from acquisition (2007 ECS; 2006 Sheet Music Now)	3,937	13,527

Net Cash Used in Investing Activities	(29,779)	(136,765)

Cash Flows from Financing Activities
Notes payable – related parties borrowings	571,650	707,000
Notes payable – others	83,000	500,000
Convertible debt placement (net of $30,000 of costs paid in cash)	—	1,829,500
Proceeds from stock option exercises	18,625	17,871
Proceeds from private placement of stock, net	660,390	25,000
Proceeds from private placement of units of common stock and warrants, net	2,635,240	340,000
Proceeds from warrant exercise, net	2,774,146	—
Payments of credit line and note payable –related party	(44,635)	—
Sale of stock to employee	100,000	—
Proceeds from stock option exercise – related party	—	2,000

Net Cash Provided by Financing Activities	6,798,416	3,421,371

Net Increase in Cash and Cash Equivalents	646,362	9,971
Cash and Cash Equivalents, beginning of year	57,647	47,676

Cash and Cash Equivalents, end of year	$704,009	$57,647

Other Cash Flow Information:
Cash paid for interest	$40,616	$424,352

Non-Cash Investing and Financing Activities:
Issuance of stock , Series B preferred stock rights and options to acquire business: 2007, ECS; 2006, Sheet Music Now	$251,750	$675,000
Value of common stock issued upon conversion of notes payable and interest	$14,074,725	$1,859,500
Stock issued for accounts and notes payable	$801,207	—

See accompanying notes to consolidated financial statements.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

1.	Description of the Business

On September 15, 2005, US Environmental, Inc. (“USEV”), a Delaware public shell company acquired FreeHand Systems, Inc. (“FreeHand Systems”), a Nevada corporation. USEV changed its name to FreeHand Systems International, Inc. (“FSYI” or “FreeHand”). USEV had ceased all operations and had no assets or liabilities. In the transaction the shareholders of FreeHand Systems received all of the Series A and Series B preferred stock rights and approximately 34% of the common stock of FSYI. The FreeHand Systems’ management and Board of Directors became the management and Board of Directors of FSYI. On an “as converted” basis with respect to the preferred stock and preferred stock rights, the shareholders of FreeHand Systems received approximately 64% of the total stock outstanding and assuming conversion of FreeHand Systems notes payable and outstanding options and warrants, received approximately 78% of the total stock outstanding after the transaction. Accordingly, the transaction has been accounted for as a reverse acquisition whereby FreeHand Systems is deemed to be the acquirer and USEV is deemed to be the acquired entity. FreeHand Systems issued 4,070,831 shares of its common stock to the shareholders of USEV which has been treated as a recapitalization of FreeHand Systems with no adjustment to paid-in capital and no goodwill. For this reason, pro forma information giving effect to the acquisition is not presented.

In connection with this acquisition, FreeHand Systems effected a 0.66933:1 (one share for every 1.49403 shares) reverse stock split. Par value was not affected. All share and per share amounts have been adjusted to reflect this reverse split in each period presented in these consolidated financial statements.

These financial statements are the consolidated financial statements of FreeHand Systems International, Inc. (“FreeHand” or “the Company”)

FreeHand is the developer of the MusicPad Pro® (“MusicPad”) digital sheet music display system, which consists of a computer appliance display tablet for sheet music and software. MusicPad is sold in a variety of versions and configurations. The Company specializes in technology applications for the sheet music industry, including hardware, software and digital sheet music content. The Company’s patented proprietary hardware and software (“Music Management System”) with additional products that bridge the gap between paper and digital domains, allow for the easy conversion to, and storage in, digital format of printed sheet music.

The MusicPad is designed to serve the performing musician, and is currently being used by professional and amateur musicians, as well as bands and orchestras, throughout the world. MusicPad is also used as a teaching aid in high school and college musical curriculum programs.

The Company has acquired rights to digital sheet music and print sheet music libraries. It has and will continue to digitize the print libraries. The Company provides a platform for users to download and print sheet music from these libraries. Users can download from the Company website at www.freehandmusic.com or at selected music dealers in the United States. The Company intends to continue to add content to its sheet music libraries through licensing and acquisition.

In October 2005, the Company purchased Denmark-based Sheet Music Now A. S. (“SMN”) in exchange for 900,000 Series B preferred stock rights valued at $675,000. The principal assets of SMN were its patents, trademarks, copyrights and rights to digital sheet music masters, which have been recorded as intangible assets. Operations of SMN, a wholly owned subsidiary, are included in these consolidated financial statements from the date of acquisition. Net revenues and operating loss from SMN’s operations for the fiscal year ended March 31, 2006 are less than 2% of the combined Company’s reported amounts.

In September 2006, the Company acquired Illinois-based Electronic Courseware Systems, Inc. (“ECS”), a privately held computer software developer and publisher of music and music education products, in a stock for stock transaction. The Company issued 175,000 shares of its common stock and granted stock options to purchase 250,000 shares of its common stock to the former shareholders of ECS. An additional 75,000 shares of common stock will be issued to one of the former shareholders of ECS when and if certain tasks are completed. Net revenues and operating loss from ECS’s operations for the fiscal year ended March 31, 2007 are less than 3% of the combined Company’s reported amounts.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

Liquidity and Going Concern

As of March 31, 2007, the Company had cash and cash equivalents of $704,000, restricted cash of $300,000, accumulated losses of $41.7 million, a working capital deficiency of $2.1 million and a stockholders’ deficit of $4.8 million. Management expects to incur additional losses in the foreseeable future as the Company grows its customer base. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Since year end, the Company has raised a total of $3.5 million, $2.0 million through the exercise of warrants and $1.5 million through the issuance of a senior secured note, both of which resulted in significant dilution to its existing stockholders. The Company is negotiating a distribution and digital sheet music licensing agreement with a major sheet music publisher that, if agreed, will include a working capital financing facility. Management believes that the combination of the funds raised through the warrant exercise and note issuance and the working capital financing and expected increased sales as a result of the distribution and digital sheet music licensing agreement will be sufficient to allow the Company to continue to operate for at least the next twelve months. However, significant assumptions supporting management’s assessment, including concluding the distribution and digital sheet music licensing agreement and related financing, executing the sales plan, inventory availability and operating expense levels could change and the changes could be material. Any failure in these areas could negatively impact the Company’s ability to pay its obligations as they come due and to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to achieve profitability and significant positive cash flows.

2.	Summary of Significant Accounting Policies

Consolidation

FreeHand Systems International, Inc. is the parent holding company and has no operations. FreeHand Systems, Inc. is the operating company. Sheet Music Now A. S., a Danish company and Electronic Courseware Systems, Inc. are wholly owned subsidiaries of FreeHand Systems International, Inc. The consolidated financial statements include the accounts of all of these entities. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Foreign Currency Translation

The financial statements for Sheet Music Now are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheets have been translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholder’s equity (deficit). Foreign currency transaction gains and losses are included in the results of operations. Translation adjustment and foreign currency transaction gains and losses have been insignificant to date; therefore no separate reporting is shown in these consolidated financial statements.

Management Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and reserves, amortization (estimated useful lives used), goodwill and intangible assets valuation, valuation of warrants and options, calculation of stock compensation, calculation of beneficial conversion features of convertible debt and preferred stock, taxes and contingencies. Actual results could differ from these estimates, and the differences could be significant.

Reclassification of Series B Convertible Preferred Stock Rights and Restatement of Net Loss Per Common Share

In April 2004, the Company’s Board of Directors designated Series B preferred stock in amounts to be determined by the Board of Directors, not to exceed the remaining 4,500,000 authorized shares of preferred stock. The Board set forth the rights of Series B Preferred Stock and issued shares from time to time through October 2005. However, both FreeHand Systems and the Company inadvertently failed to file the

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

required certificates of designation to establish their respective shares of Series B Convertible Preferred Stock, and such stock was never validly issued by either company. In May 2007, the Company discovered this administrative error and offered to exchange common stock for the Series B preferred stock rights. Through September 2007, all holders of Series B preferred stock rights have informed the Company that they agree to the exchange and the Company has received signed agreements to exchange 2,939,624 shares (96%) of the Series B preferred stock. On August 30, 2007, the Company issued all 3,051,037 shares of common stock pursuant to this exchange in full settlement and satisfaction of FreeHand Systems and the Company’s respective obligations to issue Series B Preferred Stock to the holders. With respect to the two individuals who have not yet delivered the signed agreements, the Company is holding those certificates pending receipt of the agreements.

The Series B Convertible Preferred Stock Rights are presented in stockholders’ equity (deficit) separate from common stock, as the administrative failure to validly issue shares of stock could have been corrected at any time by filing the required documents with the respective Secretaries of State in the Company’s and its subsidiary’s states of incorporation. The Company’s Form 10-SB originally filed on August 29, 2007 reflected the Series B Convertible Preferred Stock Rights as common stock for all periods presented. Accordingly, the Series B Convertible Preferred Stock Rights have been reclassified to a separate line item from common stock for all periods presented. This reclassification led to a restatement of the net loss per common share amounts which decreased weighted average common shares by 2,458,485 from 10,407,791, as previously reported to 7,949,356 and increased net loss per common share by $(0.24) from $(0.78), as previously reported to $(1.02) in the year ended March 31, 2006; and decreased weighted average common shares by 3,051,037 from 27,378,396, as previously reported to 24,327,359 and increased net loss per common share by $(0.06) from $(0.45), as previously reported to $(0.51) in the fiscal year ended March 31, 2007.

Concentrations

As of March 31, 2007, the Company has contracted exclusively with one vendor in China to manufacture MusicPad Pro and MusicPad Pro Plus. If this vendor is unable to fulfill the production requirements of the Company or if the relationship terminates for unplanned reasons, the Company’s operating results could be impacted adversely. Management believes this risk is not significant because it believes that other vendors are available that could produce the MusicPad Pro and MusicPad Pro Plus at the same quality and at comparable prices, to meet customer demand.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase and money market funds to be cash equivalents. The Company holds cash deposits in United States banks. The deposits held in U.S. banks at times may exceed the federally insured limit of $100,000. Management does not believe that their cash deposits in these commercial banks poses a significant credit risk to the Company.

Restricted Cash	The Company has a $300,000 certificate of deposit with a bank to collateralize a line of credit at March 31, 2007 and 2006.

Receivables

Accounts receivable are presented in the balance sheet at net realizable value, which equals the gross receivable value less allowances for bad debts and estimated returns. Such allowances are based on estimates of non-collectibility due to customer factors, product quality and current economic conditions.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, notes payable to related parties and non-related parties, and other accrued liabilities, approximate their fair values due to their short maturities. The carrying amount of long-term debt is considered to approximate fair value due to its interest rate and is comparable to other financings available to the Company.

Inventory	Inventory consists principally of finished goods and is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method of accounting.

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Major additions and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the life of the assets are charged to expense.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

Equipment consists of the following:

March 31,	2007	2006

Furniture and fixtures	$66,892	$66,892
Machinery and equipment	128,326	84,821
Software	50,323	49,872

Subtotal	245,541	201,585
Less accumulated depreciation	(206,769)	(135,566)

Equipment, net	$38,772	$66,019

Goodwill and Intangible Assets

Intangible assets, which consist principally of distribution rights, software tools, customer lists, patents, copyrights, trademarks and digital sheet music masters, are stated at cost less accumulated amortization. Amortization is computed using the straight line method over the assets’ estimated useful lives, which range from three to seven years. Due to the nature of the Company’s intangible assets, estimated useful lives of intangible assets are a significant estimate, and actual useful lives could change significantly in the future which would change future annual amortization expense.

In October 2005, the Company purchased SMN in exchange for 900,000 Series B preferred stock rights valued at $675,000. In this acquisition, the Company acquired a number of patents, copyrights, trademarks and rights to digital sheet music masters. The Company obtained an independent valuation of the net assets acquired in the transaction, and allocated the purchase price over the net assets acquired using the independent valuation as a basis, in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations.

In September 2006, the Company acquired Illinois-based ECS, a privately held computer software developer and publisher of music and music education products, in a stock for stock transaction. The Company issued 175,000 shares of its common stock and granted a stock option for 250,000 shares of its common stock to the former shareholders of ECS. An additional 75,000 shares of common stock will be issued to one of the former shareholders of ECS when and if certain tasks are completed. The Company obtained an independent valuation of the net assets acquired in the transaction, and allocated the purchase price over the net assets acquired using the independent valuation as a base, in accordance with SFAS No. 141, Business Combinations.

Long-Lived Assets

The Company accounts for long-lived assets under SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable, or whenever management has committed to a plan to dispose of the assets. Assets to be held and used which are affected by such an impairment loss are depreciated or amortized at their new carrying amount over the remaining useful life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization. No adjustments were made to the carrying values of the Company’s assets in fiscal 2007 or 2006.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

not be recoverable, or whenever management has committed to a plan to dispose of the assets. Assets to be held and used which are affected by such an impairment loss are depreciated or amortized at their new carrying amount over the remaining useful life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization. No adjustments were made to the carrying values of the Company’s assets in fiscal 2007 or 2006.

The Company accounts for costs of computer software under SFAS No. 86, Accounting for Cost of Computer Software to be Sold. Leased or Otherwise Marketed, which requires that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absences, completion of a working model. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product. During 2007 and 2006, the Company’s software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs were capitalized.

Redeemable Convertible Preferred Stock (Mezzanine Equity)

Pursuant to rule 5-02.28 of Regulation S-X and Accounting Series Release No. 268, amounts paid to the Company for Series A and Series C preferred stock are classified as mezzanine equity rather than permanent equity. The reason for this classification is the ability of the holder of Series A and Series C preferred stock to require the Company to redeem that stock at 100% of the liquidation preference ($2,500,000 for Series A and $3,000,000 for Series C) upon the occurrence of a Major Transaction or Triggering Event, as defined. One of the criteria for a Triggering Event is suspension from listing or trading, without subsequent listing on any one of, or the failure of the common stock to be listed or traded on at least one of the Pink Sheets, LLC, the OTC Bulletin Board, the Nasdaq Global Market, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for a period of five (5) consecutive trading days. A Major Transaction is defined as a transaction in which owners of 50% of the common stock of the Company before a transaction do not own 50% of the common stock after the transaction. This could include tender offers that are outside the control of the Company. Pursuant to Rule 5-02 of Regulaton S-X (ASR 268) each of these criteria are considered to be outside of the control of the Company and therefore require Series A and Series C preferred stock to be carried on our consolidated balance sheet as mezzanine equity rather than permanent equity in order to emphasize that there are circumstances under which those amounts may not be available to the common shareholders. Because redemption is uncertain, accretion to the redemption amount will occur only if and when the events described become probable.

Revenue Recognition

Net sales consist primarily of revenue from the sale of hardware that contains software essential to its functionality, peripherals, digital content, and service and support contracts. Throughout fiscal 2007 and 2006, the Company provided post contract support (“PCS”) through its offer to provide upgrades and bug fixes for its MusicPads on its website without additional cost to the customer. The Company recognizes revenue pursuant to applicable accounting standards, including American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended, and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. For most of the Company’s product sales, these criteria are met at the time the product is shipped. Because of the PCS offered by the Company, which does not have a separate price supported by vendor specific objective evidence (“VSOE”), the Company defers revenue and cost of sales and amortizes them over estimated useful lives of the products of 18 months.

The Company sells peripheral products obtained from other companies. The Company establishes its own pricing and retains related inventory risk, is the primary obligor in sales transactions with its customers, and assumes the credit risk for amounts billed to its customers. Accordingly, the Company

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

recognizes revenue for the sale of products obtained from other companies based on the gross amount billed.

Revenue from sales of digital sheet music content is recognized when the customer downloads the digital music from the Company’s web-site. Along with each downloadable sheet music data file, the Company provides, at no additional cost, a software tool that allows the user to read, print or otherwise use the sheet music data. Customers who want to download the digital sheet music content from the Company’s web-site are required to purchase using a prepaid card or a credit card. The price is fixed and determinable as outlined in the web-site, and delivery occurs when the download is complete.

The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs, including reseller and end-user rebates, and other sales programs and volume-based incentives. The estimated cost of these programs is accrued as a reduction to revenue in the period the Company has sold the product and committed to a plan. The Company offers a 30 day money back guarantee to its end user customers. The Company records reductions to revenue for expected future product returns based on the Company’s historical experience. Product returns have not been significant to date.

The Company sells extended hardware warranties. Revenue from these contracts is deferred and amortized over the contract period. Generally, the Company does not offer specified or unspecified upgrade rights to its customers in connection with the sale of extended warranty and support contracts. When the Company does offer specified upgrade rights, the Company defers revenue for the fair value of the specified upgrade right until the future obligation is fulfilled or when the right to the specified upgrade expires.

Cost of Sales

Cost of sales consists primarily of material and assembly costs for the MusicPad Pro and MusicPad Pro Plus. The cost of goods sold for printed sheet music includes the cost to purchase rights to the sheet music as well as shipping, credit card processing and handling fees. The cost of sales for digital sheet music includes credit card processing fees and royalties to music publishers when selling copyright or trademark protected sheet music. Cost of sales also includes amortization of digital sheet music intangible assets.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. All potential common stock equivalents including convertible preferred stock, Series B convertible preferred stock rights, warrants to purchase common stock, stock options to purchase common stock, and shares contingently issuable are anti-dilutive in all periods and have been excluded from the calculation of net loss per common share. See Note 6 for a table of potentially dilutive shares.

Stock-Based Compensation

On April 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a)equity instruments of the enterprise or (b)liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation. The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning on April 1, 2006, the first day of the Company’s fiscal year 2007. Stock-based compensation expense for awards granted prior to April 1, 2006 is based on the grant-date fair-value as determined

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

under the pro forma provisions of SFAS No. 123. The Company recognized stock-based compensation expense of $333,922, or $0.01 per share, during fiscal 2007 as a result of the adoption of SFAS No. 123R. In accordance with SFAS No. 123R, beginning in fiscal 2007 the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows if and when they become realizable. No such benefits were realizable in fiscal 2007.

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

The following table illustrates the effect on net loss and net loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during fiscal 2006:

Year ended March 31,		2006

Net loss as reported		$(8,113,912)
Add:	Stock-based employee compensation included in reported net loss, net of related tax effects	—
Deduct:	Total stock-based employee compensation determined under fair value method for all awards, net of related tax effects	(495,562)

Pro Forma Net Loss		$(8,609,474)
Net loss per common share - basic and diluted, as reported (As restated)		$(1.02)
Pro forma net loss per common share - basic and diluted (As restated)		$(1.08)

For non-employees, SFAS No. 123 applies whereby cost is measured at the grant date, using the fair value method, but is recognized in the financial statements over the vesting period or immediately if no further services are required. Compensation related to options/warrants granted to non-employees was $692,096 in fiscal 2007 and $460,379 in fiscal 2006.

The fair value of stock-based option plan awards to employees and others have been valued on the date of grant using the BSM option-pricing model with the following weighted-average assumptions:

For the years ended March 31,	2007	2006

Expected volatility	90%	148% - 159%
Expected life of options (average of vesting date and term)	6.0 years	5.8 years
Dividend rate	0%	0%
Risk-free interest rates	4.5% 5.0%	4.0% - 4.7%

The dividend rate of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on comparable company volatilities for fiscal 2007. In fiscal 2006, the volatilities used were those of the Company using a constant fair value of stock for the year as determined by an independent valuation of the Company’s common stock and significant stock transactions during the year. The risk-free interest rates are taken from the Market yield on U.S. Treasury securities at 5-year constant maturity, quoted on investment basis by the Federal Reserve Bank. The expected term calculation is based on the safe harbor calculation of one-half of the sum of the vesting period and the option term. Since stock-based compensation expense recognized in the consolidated statements of operations for the year ended March 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123 for the periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in its financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that the deferred tax benefit will not be realized.

Advertising

Advertising costs are paid primarily for print media, on-line advertising and trade shows. The cost of advertising is expensed as incurred rather than the alternative method of expensing when first aired. Advertising expense during the years ended March 31, 2007 and 2006 was approximately $134,000 and $333,000, respectively and is included in sales and marketing expenses in the consolidated financial statements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines “fair value” for purposes of accounting pronouncements which require or permit “fair value” measurements, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years and interim periods beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial statements.

In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 will be effective for the Company on April 1, 2007. The Company is currently evaluating the accounting and disclosure requirements of FIN 48 to determine the impact of FIN 48 on its financial position, cash flows and results of operations when the Company adopts FIN 48 at the beginning of fiscal 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specific election dates, to measure eligible items at fair value (the”fair value option”). Unrealized gains and losses on instruments for which the fair value option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 will be effective for the Company on April 1, 2008. The Company is currently studying the guidelines on SFAS No. 159 and has not yet determined the expected impact of the implementation of this pronouncement on its financial position, cash flows and results of operations.

3.	Acquisitions	In October 2005, the Company purchased Denmark-based SMN. The primary reason for the acquisition was to expand the company’s digital music library.

Total consideration paid to the former shareholders of SMN consisted of 900,000 Series B convertible preferred stock rights valued at $675,000. The purchase agreement also provides that the former shareholders of SMN will earn one additional share of common stock, up to a maximum aggregate of 900,000 shares, for every $1.25 of gross revenue generated by SMN in the 24 months following the acquisition. For the period from the date of the acquisition through March 31, 2007, SMN generated $96,000 of gross revenues. The Company has reserved 76,800 common shares related to this earnout provision. Goodwill will be increased for the additional purchase price at the time the shares are issued.

Subsequent to the acquisition, the Company determined that the fair value of the operating assets and liabilities of SMN was $675,000 at the time of the acquisition based on management’s estimate giving consideration to a valuation by an external valuation firm.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

The total purchase consideration was allocated as follows:

Total Purchase Consideration	$675,000
Assets Purchased
Other current assets	$25,230
Distribution rights	635,449
Sheet digital music masters	76,750
Equipment	9,905
Liabilities Assumed
Accounts payable and accrued liabilities	(72,334)

$675,000

In September 2006, the Company acquired ECS, a privately held computer software developer and publisher of music and music education products, in a stock for stock transaction. The Company issued 175,000 shares of its common stock valued at $124,250 and granted a stock option for 250,000 shares of its common stock valued at $127,500 to the former shareholders of ECS. An additional 75,000 shares of common stock will be issued to one of the former shareholders of ECS when and if certain tasks are completed. The Company assumed liabilities totaling $258,001.

Subsequent to the acquisition, the Company determined that the fair value of the common stock and options plus the net liabilities assumed to acquire ECS was $509,751 at the time of the acquisition based on a valuation by an external valuation firm. The Company allocated the purchase price to the fair value of assets acquired and liabilities assumed as follows based on the allocation determined by an external valuation firm:

Total Purchase Consideration	$251,750
Assets Purchased and Liabilities Assumed
Current assets	$9,405
Equipment	$679
Liabilities assumed – accounts payable	$(258,001)

Customer lists	$95,000
Proprietary technology - prepackaged software	$47,000
Proprietary technology – software tools	$326,000
Goodwill	$31,667

Total	$251,750

4.	Amortizable Intangible Assets	Amortizable intangible assets consist of the following:

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

March 31,	2007		2006

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$273,592	$263,591	$273,592	$225,928
Digital sheet music masters	1,333,969	1,189,165	1,301,230	840,853
Sheet music distribution rights	635,449	300,073	635,449	88,257
Sheet music masters	76,750	36,243	76,750	10,660
Prepaid digital sheet music masters	—	—	5,489	—
Customer lists	95,000	5,938	—	—
Proprietary software - prepackaged	47,000	4,700	—	—
Proprietary technology – software tools	326,000	32,600	—	—

Total	$2,787,760	$1,832,310	$2,292,510	$1,165,698

Intangible assets, net	$955,450		$1,126,812

Patents have an estimated useful life of three to seven years, digital sheet music masters, sheet music distribution rights and sheet music masters have a three-year useful life, customer lists have an eight year life and proprietary technology and software has a five year life, resulting in a weighted average useful life of 3.6 years. The following table summarizes estimated future amortization expense on these intangible assets:

For the fiscal year ending March 31:

2008	$479,000
2009	225,000
2010	86,000
2011	86,000
2012	49,000
Subsequent	30,450

$955,450

5.	Notes Payable and Accrued Liabilities	A summary of the Company’s debt obligations is as follows:

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

March 31,	2007	2006

Bank Line of Credit – interest at 4.5% due on demand, collateralized by restricted cash deposit	$293,931	$297,414

Notes Payable – Related Parties	—
Line of Credit Promissory Note at a stated interest rate of 8%, due on demand, collateralized by all the assets of the Company. Principals of the lender are management and directors of the Company.	—	5,010,406

Promissory Note at 12%, due April 10, 2009, collateralized by all the assets of the Company. Principals of the lender are management and directors of the Company.	958,847

Accrued interest	—	565,646

Senior Secured Convertible Note payable, stated interest at 8%, due on demand collateralized by all the assets of the Company. The note holder is an officer and director of the Company.	—	1,537,000

Accrued interest	—	50,247

Note payable, imputed interest at 15%, due on demand. Note holder is a shareholder and close relative of management	—	75,000

Accrued interest	—	15,226

Convertible note payable, variable interest, due on demand. Note holders are shareholders and vendors	—	500,000

Accrued interest	—	72,500

Note payable, stated interest at 12%, due on demand. Note holder is a shareholder	—	1,000,000

Accrued interest	—	40,000

Note payable, stated interest at 13%, due July 2007. Note holder is a significant shareholder. Two officers of the Company are guarantors of the note.	—	1,772,748

Accrued interest	—	409,766

Total Notes Payable – Related Parties	958,847	9,895,154
Warrant discount and beneficial conversion feature –related parties	—	(42,230)

Notes Payable – Related Parties, net	958,847	9,852,924

Total Accrued Interest – related parties	—	1,153,385

Notes Payable – Others
Convertible notes payable, interest of 10%, due on demand.	—	300,000
Convertible notes payable from private placement, stated interest at 12%, due March 2007	—	200,000

Notes payable interest of 10%, due on demand	40,894	—

Total Notes Payable – Others	40,894	500,000
Warrant discount and beneficial conversion feature	—	(493,325)

Notes Payable – Others, net	40,894	6,675

Total Notes Payable, net	$999,741	$9,859,599

Effective September 7, 2006, notes payable and accrued interest (related parties and others) totaling $11.7 million were converted to 19,823,555 shares of the Company’s common stock valued at $0.71 per share at conversion rates of $0.58 -$0.60 of debt for each share. As inducement to convert, the related party line of credit notes, which were not convertible under their original terms, were given a conversion rate of $0.58 of debt for each share. All other notes were given a conversion rate of $0.60 of debt for each share, which was a change from previously agreed conversion rates. A loss on conversion of approximately $2.6 million was recorded at the conversion date, which consisted of the excess of stock value received over the carrying value of the notes prior to the inducements of $2.3 million and approximately $300,000 write-off of unamortized option discount and beneficial conversion features.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

Post conversion the Company had $1 million outstanding under its related party line of credit and all other notes payable were converted. In March 2007, the related party note holder extended the due date of its note to April 10, 2009. In connection with this extension, the interest rate was increased from 8% to 12%.

The borrowings under the commercial line of credit with a bank were repaid in May 2007 using the restricted cash.

Accrued liabilites consist of the following:

March 31,	2007	2006

Accrued payroll and benefits	$487,038	$953,664
Accrued royalties	358,681	115,653
Accrued consulting and legal	304,750	—
Accrued Engraving	—	349,577
other	37,356	178,122

Total accrued liabilities	$1,187,825	$1,597,016

6.	Capital Stock

In connection with the USEV acquisition, the Company reincorporated as FreeHand Systems International, Inc. in Delaware. The Company is authorized to issue 55,000,000 shares, of which 5,000,000 preferred and 50,000,000 common shares are authorized. On January 25, 2007, the Company’s authorized shares were increased from 50,000,000 to 95,000,000 shares.

		(a)	Series A Convertible Preferred Stock (Mezzanine equity)

Shares of Series A preferred stock are convertible into shares of common stock, at any time, at a conversion rate of 10 shares of common stock for each share of Series A preferred stock. The conversion ratio of the Series A preferred stock is subject to appropriate adjustments for stock splits, combination, reclassifications, and similar transactions. Series A preferred stock holders are entitled to receive non-cumulative dividends at the rate of $0.60 per share as, when and if declared by the Board of Directors and have a liquidation preference over holders of common stock at $7.47 per share of Series A Preferred Stock.

		(b)	Series B Convertible Preferred Stock Rights

In April 2004, the Company’s Board of Directors designated Series B preferred stock in amounts to be determined by the Board of Directors, not to exceed the remaining 4,500,000 shares. The Board set forth the rights of Series B Preferred Stock and issued shares from time to time through October 2005. However, both FreeHand Systems and the Company inadvertently failed to file the required certificates of designation to establish their respective shares of Series B Convertible Preferred Stock, and such stock was never validly issued by either company. In May 2007, the Company discovered this administrative error and offered to exchange common stock for the Series B preferred stock rights. Through September 2007, all holders of Series B preferred stock rights have informed the Company that they agree to the exchange and the Company has received signed agreements to exchange 2,939,624 shares (96%) of the Series B preferred stock. On August 30, 2007, the Company issued all 3,051,037 shares of common stock pursuant to this exchange in full settlement and satisfaction of FreeHand Systems and the Company’s respective obligations to issue Series B Preferred Stock to the holders . With respect to the two individuals who have not yet delivered the signed agreements, the Company is holding those certificates pending receipt of the agreements.

The Series B Convertible Preferred Stock Rights are presented in stockholders’ equity (deficit) separate from common stock, as the administrative failure to validly issue shares of stock could have been corrected at any time by filing the required documents with the respective Secretaries of State in the Company’s and its subsidiary’s states of incorporation. The Company’s Form 10-SB originally filed on August 29, 2007, reflected the Series B Convertible Preferred Stock Rights as common stock for all periods presented. Accordingly, the Series B Convertible Preferred Stock Rights have been reclassified to a separate line item from common stock for all periods presented.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

(c)	Series C Convertible Preferred Stock (Mezzanine Equity)

Series C preferred stock is shown net of costs of $225,854. The Series C preferred stock ranks senior to the Company’s common stock and to all other classes of the Company’s equity securities, including the Series A preferred stock, which by their terms, do not rank senior to the Series C preferred stock. Holders of our Series C preferred stock are not entitled to receive any dividends. The holders of Series C preferred stock have a liquidation preference of $25,000 per share (as adjusted for any stock dividends, combinations or splits. Each share of Series C preferred stock is convertible, at the option of the holder into 33,333 shares of common stock. The conversion ratio of the Series C preferred stock is subject to appropriate adjustments for stock splits, combination, reclassifications and similar transactions.

Redemption

Simultaneously with the occurrence of a Major Transaction and upon the occurrence of a Triggering Event, as defined, each holder of Series C Stock shall have the right, at such holder’s option, to require the Company to redeem all or a portion of such holder’s Series C Preferred Stock at a redemption price equal to, in the case of a Major Transaction, 100% of the Liquidation Preference Amount and, in the case of a Triggering Event, 110% of the Liquidation Preference Amount. One of the criteria for a Major Transaction is a tender offer in which shareholders of the company owning more than fifty percent (50%) of the common stock accept the tender. One of the criteria for a Triggering Event is suspension from listing or trading, without subsequent listing on any one of, or the failure of the common stock to be listed or traded on at least one of the Pink Sheets, LLC, the OTC Bulletin Board, the Nasdaq Global Market, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for a period of five (5) consecutive trading days. Pursuant to Rule 5-02 of Regulaton S-X (ASR 268) each of these criteria are considered to be outside of the control of the Company and therefore require Series C preferred stock to be carried on our consolidated balance sheet as mezzanine equity rather than permanent equity in order to emphasize that there are circumstances under which those amounts may not be available to the common shareholders.

Voting Rights

Series C preferred stock does not have voting rights except voting as a separate class to:

•

authorize, create, issue or increase the authorized or issued amount of any class or series of stock ranking pari passu or senior to the Series C Preferred Stock with respect to the distribution of assets on liquidation, dissolution or winding up of the Company

•

amend, alter or repeal the provisions of the Series C Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

	•	repurchase, redeem or pay dividends on, shares of common stock or any other shares of the Company’s stock (other than de minimus repurchases from employees of the Company in certain circumstances)

	•	amend the Company’s Certificate of Incorporation or By-Laws so as to affect materially and adversely any right, preference, privilege or voting power of the Series C Preferred Stock

	•	effect any distribution with respect to any other class of stock other than as permitted by the Certificate of Designation for the Series C Preferred Stock

	•	reclassify the Company’s outstanding securities

•

voluntarily file for bankruptcy, liquidate the Company’s assets or make an assignment for the benefit of the Company’s creditors, subject to the fiduciary duty obligations of the members of the Company’s board of directors

(d)	Warrants and Options

Notes Payable – Related Parties and Others

In 2007 and 2006, in connection with notes payable to related parties, the Company issued options to purchase a total of 680,000 and 901,802 shares, respectively. The options are exercisable at various prices as noted in the table below. The Company used the BSM to calculate the fair value of the options issued using the following assumptions:

	2007	2006

Exercise price	$0.65 - $0.75	$0.65 – $1.12
Interest rate	4.5% -5.0%	3.8% - 4.4%
Volatility	90%	148% - 159%
Term of option	1.5 years – 3.0 years	1 year – 2.6 years

For convertible notes where the proceeds from the note, net of option discount is less than the value of the stock into which it could be converted, the Company records the value of that beneficial conversion feature. The fair value at issuance of the options was $281,076 and $455,638 in 2007 and 2006, respectively. The value of the beneficial conversion features was $52,629 and $528,533 in 2007 and 2006, respectively. The value of these options and beneficial conversion features has been amortized to interest expense using the effective interest method over the terms of the related notes.

A warrant to purchase 150,601 shares of common stock at $1.49 per share was issued in fiscal 2004 in connection with convertible notes payable to a related party and remains outstanding at March 31, 2007 and 2006. This warrant and related beneficial conversion feature was valued and expensed in prior years. The warrant will expire on March 31, 2009.

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

Private placement of Convertible Notes

In fiscal 2006, in connection with the private placement of $1,859,500 of notes convertible into shares of common stock at $0.75 per share, the Company issued warrants to purchase a total of 619,833 shares of common stock. The warrants are exercisable at $1.00 per share and expire three years from the date issued. The Company used the BSM model to calculate the fair value of the warrants issued using the following assumptions:

Interest rate	4.0% - 4.4%
Volatility	148% - 151%
Term of warrant	3 Years

The fair value of the warrants was $187,360. As the notes were convertible, the Company also recorded a beneficial conversion feature of $187,360 to interest expense.

In September 2005 a total of $1,865,136, of the notes and accrued interest were converted into a total of 2,486,846 shares of common stock at $0.75 per share. The write-off of applicable warrant discount, beneficial conversion feature, and costs totaling $467,990 has been included in interest expense.

In March 2006, in connection with the private placement of a note for $200,000 convertible into shares of common stock at $0.75 per share, the Company issued a warrant to purchase a total of 267,666 shares of common stock. The warrant is exercisable at $0.75 per share. The Company used the BSM model to calculate the fair value of the warrants issued using the following assumptions:

Interest rate	4.7%
Volatility	145%
Term of warrant	3 Years

The fair value of the warrant was $100,000. As the note was convertible, the Company also recorded a beneficial conversion feature of $100,000 to interest expense.

Private Placement of Units

In fiscal 2006 and 2007, in connection with the private placement sale of a total of 576,666 shares of common stock for $372,500, net of costs of $64,875, the Company issued warrants to purchase a total of 576,666 shares of common stock. The warrants are exercisable at $1.35 per share and expire three years from the date issued. The Company also issued 57,666 shares of common stock for costs of the placement. The value of these shares ($43,248) was offset against the proceeds of the offering.

In September 2006, the Company raised $3,000,000 in gross proceeds in a private placement transaction with Vision Opportunity Master Fund Ltd. (“Vision”). The Company sold 4,000,000 Units, each consisting of one share of common stock and warrants to purchase 4 additional shares of common stock. The warrants expire in five years and are designated in seven series as follows:

Warrant Series	Number of Shares of Common Stock upon Exercise	Exercise Price

A and D	2,000,000 each series	$0.90
B and E	2,000,000 each series	$1.25
C and F	2,000,000 each series	$1.60
J	4,000,000	$0.75

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

In connection with this financing the Company paid fees totaling $526,599, $161,839 as value of a warrant to purchase 240,000 shares of common stock and $364,760 in cash. The Company may at its option redeem the warrants at $0.001 per share if its shares trade at prices ranging from $2.00 to $4.00 for a period of at least 30 days. The Company committed to file a registration statement to register all of the shares of common stock and shares issuable upon exercise of the warrants within 30 days of closing and to have it effective within 135 days after filing. The Company has not yet filed such registration statement. The penalty for not filing is 2% per month of the total stock purchase price ($60,000) not to exceed 10% ($300,000).

In January 2007, Vision exchanged the Series J warrants for new 2007 Series J warrants to purchase 120 shares of a new Series C Preferred stock at $25,000 per share. The Series C Preferred stock is convertible into common stock at $0.75 per share. Each share of Series C Preferred stock is convertible into 33,333 shares of common stock (4,000,000 shares total). The Series C Preferred stock is non-voting, except with respect to issuing or creating a class of stock senior in preference and has a liquidation preference of $3,000,000 ahead of all other classes of stock. As inducement to make this exchange the Company granted Vision additional warrants: Series G to purchase 4,000,000 shares of common stock at $1.00 per share and Series H to purchase 4,000,000 shares of common stock at $1.50 per share. Vision exercised the new 2007 Series J warrant in full for gross proceeds to the Company of $3,000,000. In connection with this transaction, Vision waived all penalties for failure to file a registration statement.

After the transaction described above, there were warrants to purchase 20 million shares outstanding.

(e)	Common Stock

As of March 31, 2007, giving effect to warrants issued in the transactions described above, the Company has reserved the following shares of common stock for future issuance:

Conversion of Series A preferred stock	3,346,690
Conversion of Series C preferred stock	4,000,000
Series B preferred stock rights	3,051,037
Potential shares to be issued	375,000
Outstanding warrants to purchase common shares	21,614,766
Outstanding non-employee options/warrants	6,599,999
Outstanding employee stock options	6,760,872

Total common shares reserved	45,748,364

7.	Stock Option Plans

In May 2004, the Company’s stockholders approved the 2004 Stock Option Plan which was superceded by the 2006 Equity Incentive Plan (“the Plan”). From the Company’s inception, through May 2004, the Company did not have a formal stock option plan. Instead, the Company’s Board of Directors approved the terms of stock option grants individually. At the time of each individual grant, an appropriate number of shares of common stock were reserved for issuance to employees, directors and consultants. The Company refers to options issued prior to the approval of the Plan as the Stock Option Program (“Program”). The following summarizes the activity related to the Company’s stock option Program and the Plan for the periods indicated:

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

			Total	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value

	Employees	Others

	Number of Shares

Options outstanding at March 31, 2005:	3,504,805	2,219,886	5,724,691	$0.953
Options granted	903,152	1,697,832	2,600,984	$0.876
Options terminated	(80,292)	(6,693)	(86,985)	$1.138
Options exercised	(23,827)	(13,387)	(37,214)	$0.771
Options outstanding at March 31, 2006:	4,303,838	3,897,638	8,201,476	$0.928

Options granted	2,695,800	3,025,000	5,720,800	$0.803
Options terminated	(216,599)	(31,225)	(247,824)	$0.861
Options exercised	(22,167)	(291,414)	(313,581)	$0.415

Options outstanding at March 31, 2007	6,760,872	6,599,999	13,360,871	$0.889	5.21	$6,982,486

Options vested and exercisable and expected to be exercisable at March 31, 2007			12,960,053	$0.889	5.06	$6,773,011
Options vested and exercisable at March 31, 2007			9,984,250	$0.928	4.54	$4,878,081

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on the Company’s closing stock price of $1.40 as of March 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of March 31, 2007 was 9,338,741. The total intrinsic value of options exercised during the years ended March 31, 2007 and 2006 was $271,570 and $18,345, respectively.

Options granted under the Plan and Program may be incentive stock options (“ISO”) or non-statutory stock options. Stock purchase rights also may be granted under the Plan or Program. ISO may only be granted to employees. In the case of an ISO granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the option agreement. The exercise price of ISO and nonstatutory stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company’s common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. Options have a maximum term of 10 years and vest over three years unless an earlier vesting is approved by the Board of Directors.

The Company’s Board of Directors authorizes stock options at the same time they are granted. As of March 31, 2007, all stock options authorized to date had been granted.

The following table summarizes information with respect to options outstanding for the year ended March 31, 2007 as follows:

		Options Outstanding			Options Currently Exercisable

	Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

Year ended March 31, 2007	$0.015–0.149	1,060,893	1.55 years	$0.128	1,060,893	$0.128
	$0.500–1.121	11,269,206	5.88 years	$0.904	7,894,186	$0.961
	$1.195–1.494	930,772	1.69 years	$1.390	929,171	$1.390
	$1.500–2.500	100,000	1.94 years	$2.500	100,000	$2.500

	$0.015-2.500	13,360,871	5.21 years	$0.889	9,984,250	$0.928

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

The weighted average fair value of stock option grants was $0.50 for the year ended March 31, 2007.

No stock-based compensation costs have been capitalized as of March 31, 2007. As of March 31, 2007, $1.4 million of total unrecognized compensation cost related to stock options and restricted stock units is expected to be recognized over a weighted-average period of 2.7 years.

In September 2004 the Company rescinded the exercise of options to purchase 447,528 shares and cancelled all remaining options outstanding at that date. In connection with the rescinded exercise the Company has a liability for unreturned exercise price of $24,639 and $138,290 at March 31, 2007 and 2006, respectively, which is included in accrued liabilities.

8.	Income Taxes

March 31,	2007	2006

Deferred Tax Assets:
Net operating loss carryovers	$11,076,125	$8,476,875
Deferred stock compensation	607,016	—
Deferred revenue	48,755	—
Accumulated depreciation and amortization	(87,970)	(9,087)

Gross Deferred Tax Assets	11,643,926	8,467,788
Valuation Allowance	(11,643,926)	(8,467,788)

Net Deferred Taxes	$—	$—

The difference between applying the federal statutory income tax rate of 34% to pre-tax loss and actual income tax expense reported in the statement of operations and comprehensive loss (none for 2007 or 2006) is due primarily to a 100% valuation allowance on the deferred tax assets.

The Company provided a full valuation allowance on the deferred tax assets because of its limited operating history, cumulative losses and uncertainty regarding the realizability of the deferred tax assets.

At March 31, 2007, the Company had approximately $30 million of federal and state net operating loss carryforwards, respectively, to offset future taxable income, which expire at varying times from 2022 through 2028. Net operating loss carryforwards can only be used by the legal entity generating the operating losses. The extent to which loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes as defined by federal and various state and foreign jurisdictions. These limitations may result in the expiration of net operating losses and tax credits before utilization.

9.	Leases

The Company leases facilities in Los Altos, California, Illinois and Denmark under operating leases that expire on various dates through September 30, 2009. Rent expense was $253,526 and $227,008 in fiscal 2007 and 2006, respectively. Future minimum rental payments under the operating leases are as follows:

Year Ending March 31,

2008	$218,000
2009	227,000
2010	118,000

Total	$563,000

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

10.	Related Parties

KAL Equity Fund II (“KAL Fund II”) is a related party company. The chief executive officer, also a director, of FreeHand is the Managing member of KAL Fund II. Another officer and director of the Company is also a member in KAL Fund II. KAL Fund II provided a line of credit for the Company during fiscal years 2007 and 2006. KAL Fund II financed advances to the Company through sales of its shares of the Company’s Series A preferred stock to individuals. These individuals also made direct loans to the Company. The note payable to KAL Fund II was $958,847 and $5,576,000 in principal and accrued interest at March 31, 2007 and 2006, respectively. Upon conversion of the notes and accrued interest in September 2006 described in Note 6, KAL Fund II exchanged shares of the Company’s common stock which it received for the Series A preferred shares that it had previously sold to individuals. KAL Fund II holds 90% of the shares of the Company’s Series A preferred stock subsequent to September 2006.

In March 2007, KAL Fund II extended the due date of the note to April 10, 2009, and increased the interest rate from 8% to 12% per annum with interest payments due monthly.

Direct Response Specialists (“DRS”), a company 55% owed by an officer and director of the Company, provided advertising, marketing and other services in the amounts of $377,744 and $521,450 for 2007 and 2006. In fiscal 2007 most of the $377,744 paid to DRS was reimbursement of advances made against travel expenses of the FreeHand CEO, as advertising and marketing was transitioned to the Company. Payables to DRS of $28,281 and $116,091 were included in the accounts payable at March 31, 2007 and 2006, respectively.

11.	Commitments and contingencies	(a)

Pursuant to its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. To date, the Company has not incurred any costs, as there have not been any lawsuits or claims that would invoke these indemnification agreements. Accordingly, the Company has recorded no liabilities for the agreements as of the years ended March 31, 2007 and 2006.

(b)

During fiscal 2006, the Company was late in remitting certain of its portion and its employees’ portion of payroll taxes and withholding. These payroll taxes and withholding were subsequently remitted. An accrual for the underpayment of such payroll taxes and withholding as of March 31, 2006, including penalty and interest of $55,000, has been made in these consolidated financial statements. All such amounts were paid in fiscal 2007.

(c)

During fiscal 2007 the Company issued a convertible debenture for $50,000 that was convertible into a maximum of 240,000 shares of common stock. During the year approximately $17,000 was converted into 40,000 shares of common stock in exchange for services rendered. Subsequently a dispute arose between the Company and the holder. The holder made demand for conversion and the Company refused. A settlement was reached, but not concluded and the holder has not made any further claim. At March 31, 2007, the Company has a note payable of $33,000 on which it is accruing interest and has reserved 200,000 shares of common stock to be issued in case a claim is made and the Company does not prevail in its defense. No claim has been made.

(d)

During fiscal 2006 based on orders from its distributors, the Company issued purchase orders to its manufacturer in China in excess of $5.4 million. One distributor subsequently cancelled its order which resulted in increased holding costs for the manufacturer. Purchase orders are not firm commitments. The MusicPad units are to be manufactured under the purchase order on production requests issued from time to time by the Company. During fiscal 2007 the manufacturer accepted 232,601 shares of restricted common stock as satisfaction of $297,730 of the Company’s indebtedness. At March 31, 2007, the Company still owed $300,000 to this manufacturer.

(e)

In March 2002, David Sitrick (“Sitrick”), an unrelated party, sued the Company’s subsidiary, FreeHand Systems, Inc. in the United States District Court for the Northern District of Illinois, alleging that certain of FreeHand System’s products infringed certain patents owned by Sitrick. In October 2004, FreeHand Systems settled the proceedings with Sitrick for a cash payment and an agreement to pay royalties on future sales of defined products. Thereafter a dispute arose between Sitrick and FreeHand Systems whereby FreeHand Systems ceased making any further payments to Sitrick. In February 2007, Sitrick brought a motion before the District Court seeking enforcement of the settlement agreement and an injunction. FreeHand Systems opposed the

FreeHand Systems International, Inc.

Notes to Consolidated Financial Statements

motion, seeking dismissal on the ground, among other things, that the full dispute between the parties, which goes beyond the settlement agreement, must be fully litigated in a separate action. Sitrick’s motion was denied in full by the District Court in August 2007. FreeHand Systems intends to seek a settlement of the current monetary dispute on mutually-agreeable business terms. Although the Company is disputing the royalties due, the Company has continued to accrue royalties until the matter can be settled. At March 31, 2007 accrued royalties were $102,531.

(f)

In April 2007, Alfred Publishing Co., Inc. (“Alfred”) sued FreeHand Systems in the Superior Court of the State of California to recover unspecified royalty payments under an agreement assumed by FreeHand Systems from Sunhawk Corporation. On August 16, 2007 the Court dismissed the action in its entirety.

(g)

In March 2007, MCRB Service Bureau, Inc. sued FreeHand Systems in the Superior Court of the State of California to recover amounts due of $106,380 pursuant to a contract with FreeHand Systems. FreeHand Systems filed its answer to the Court on April 27, 2007 denying all allegations and a cross-complaint alledging damages of $93,000. The matter is still pending with the Court and the Company and MCRS have agreed to a half day mediation on September 6, 2007. The Company has accrued $103,000 related to this action in its consolidated financial statements pending resolution.

(h)

In April 2007, Peyton Chandler & Sullivan, Inc. sued FreeHand Systems in the Superior Court of the State of California to recover unspecified amounts pursuant to a contract with FreeHand Systems. The Company believes this suit is without merit and intends to oppose it vigorously.

(i)

In connection with the Private Placement of Units discussed in Note 7, the Company committed to file a registration statement within 60 days of closing and to be current in their 1934 Act reporting responsibilities. Penalties of 1% per month of the proceeds from the sale of Units are assessed for failing to achieve each of the commitments noted above. Because the Company can control their 1934 Act reporting responsibilities, accrual of that penalty is not required. However, because an effective registration statement is not within the control of the Company, that penalty will be accrued. On April 20, 2007, the Company issued to the investors in both the convertible notes and units private placements a total of 54,976 warrants with a strike price of $1.35 which expire March 31, 2008 in satisfaction of the penalties incurred. The fair value of these warrants ($13,070) was charged to expense in the first quarter of fiscal 2008.

12.	Subsequent Events

In May 2007, the Company changed the exercise price of the Series A warrants to $0.001 per share and Vision exercised the Series A in a cashless exercise and 2,000,000 of the Series G warrants for gross proceeds to the Company of $2,000,000 for a total of 3,996,875 shares. The Company changed the exercise price of all remaining warrants to $0.50. The exchange ratio of the Series C Preferred Stock into 4,000,000 shares of common stock was not affected by this transaction.

In July 2007, the Company borrowed $1,500,000 with a senior secured note due April 1, 2009 with interest at 8% from Vision and granted additional warrants to purchase 5,000,000 shares of common stock at an exercise price of $0.65 per share with a term of seven years. The note is collateralized by all of the assets of the Company except for inventory. Payment of interest is deferred until maturity. The Company valued the warrants using the BSM method with interest rate and volatility assumptions of 5.03% and 140%, respectively. The warrant value of $1,051,062 has been recorded as note discount and an increase to equity. The note discount and costs of $20,000 will be amortized to interest expense using the effective interest method over the term of the note. The effective annual interest rate on this borrowing including amortization of the discount is approximately 80%.

In connection with this borrowing the Company changed the conversion rate of the Series C Preferred Stock to 50,000 common shares for each Share of Series C Preferred Stock from 33,333 shares. This adjusts the conversion price to $0.50 per common share from $0.75 per common share.

FreeHand Systems International, Inc.

Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2007	March 31, 2007(1)

Current Assets

Cash and cash equivalents	$717,480	$704,009
Restricted cash	—	300,000
Accounts receivable, net of allowance for doubtful accounts of $22,000	240,178	148,010
Inventory - raw materials	206,654	—
Inventory- finished goods	177,803	54,239
Other current assets	51,589	166,558

Total Current Assets	1,393,704	1,372,816

Equipment, net of accumulated depreciation of $ 180,244 and $206,769	33,711	38,772
Goodwill	90,930	77,430
Intangible Assets, net	797,811	955,450

Total Assets	$2,316,156	$2,444,468

Current Liabilities

Accounts payable	$1,603,988	$1,831,996
Accrued liabilities:
Related Parties	14,467	—

Others	1,343,136	1,187,825
Deferred revenue	221,819	159,269
Bank line of credit	—	293,931
Notes payable	40,894	40,894

Total Current Liabilities	3,224,304	3,513,915

Long-term debt – related party	901,129	958,847

Senior Secured Note Payable, net of deferred warrant and other costs of $552,183	969,188	—
Commitments and Contingencies (Notes 1, 7 and 10 )

Redeemable Convertible Preferred Stock
Series A convertible preferred stock, $0.001 par value: 334,669 shares authorized, issued and outstanding (aggregate liquidation preference of $2,500,000 after Series C)	335	335
Series C convertible preferred stock, $0.001 par value: 120 shares authorized, issued and outstanding (aggregate liquidation preference of $3,000,000)	2,774,146	2,774,146

Total Redeemable Convertible Preferred Stock	2,774,481	2,774,481

Stockholders’ Deficit
Series B convertible preferred stock rights	—	3,247,665
Common stock, $0.001 par value: 95,000,000 shares authorized; 45,823,902 and 38,428,263 shares issued and outstanding	45,823	38,428
Additional paid-in capital	40,227,642	33,642,742
Accumulated deficit	(45,826,411)	(41,731,610)

Total Stockholders’ Deficit	(5,552,946)	(4,802,775)

Total Liabilities and Stockholders’ Deficit	$2,316,156	$2,444,468

(1)	Derived from the Company’s audited consolidated financial statements as of March 31, 2007.

Unaudited -See notes to condensed consolidated financial statements.

FreeHand Systems International, Inc.

Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006

Sales
Product sales, net	$314,343	$325,093	$589,916	$758,605
Digital and print sheet music	145,192	102,632	286,930	233,941

Total sales, net	459,535	427,725	876,846	992,546

Cost of sales
Product	325,629	380,463	828,793	835,575
Digital and print sheet music	66,039	50,241	123,345	98,402
Amortization of digital sheet music intangible assets	98,467	135,022	205,292	411,240

Total cost of sales	490,135	565,726	1,157,430	1,345,217

Gross margin	(30,600)	(138,001)	(280,584)	(352,671)

Operating expenses
Research and development	227,306	221,959	488,085	354,119
Sales and marketing	520,956	362,538	1,018,645	672,050
General and administrative	1,017,030	1,045,699	2,129,377	1,383,346

Total operating expenses	1,765,292	1,630,196	3,636,107	2,409,515

Loss from operations	(1,795,892)	(1,768,197)	(3,916,691)	(2,762,186)
Interest expense, net	(134,296)	(398,301)	(179,922)	(1,107,624)
Loss on conversion of notes payable to common stock	—	(2,649,639)	—	(2,649,639)
Other income, net	—	—	1,812	—

Net loss	$(1,930,188)	$(4,816,137)	$(4,094,801)	$(6,519,449)

Net loss per common share – basic and diluted	$(0.04)	$(0.39)	$($0.10)	$(0.57)

Weighted average shares – basic and diluted	43,786,110	12,394,497	41,924,078	11,392,096

Unaudited - See notes to condensed consolidated financial statements.

FreeHand Systems International, Inc.
Condensed Consolidated Statement of Stockholder’s Equity (Deficit)
For the six month period ended September 30, 2007
(Unaudited)

			AdditionalPaid -Capital

	Series B Preferred Stock Rights		Common Stock		Additional Paid- in Capital	Accumulated Deficit	Total

	Shares	Amount	Shares	Amount

Balance, at March 31, 2007	3,051,037	$3,247,665	38,428,263	$38,428	$33,642,742	$(41,731,610)	$(4,802,775)
Common stock issued upon exercise of warrants, net of costs of $120,000			3,996,875	3,997	1,876,003	—	1,880,000
Common stock issued in exchange for Series B preferred stock rights	(3,051,037)	(3,247,665)	3,051,037	3,051	3,244,614		—
Stock issued for legal settlement previously accrued			25,000	25	18,725		18,750
Value of warrants issued for senior secured note payable					617,632		617,632
Value of warrants issued for non-registration penalty					17,070	—	17,070
Value of change to option as reduction of long-term debt -related party			—	—	34,434		34,434
Common stock issued for services received			322,727	322	129,178	—	129,500
Stock options value for services received			—	—	201,475	—	201,475
Stock-based compensation			—	—	445,769	—	445,769
Net loss			—	—	—	(4,094,801)	(4,094,801)

Balance, at September 30, 2007	—	$—	45,823,902	$45,823	$40,227,642	$(45,826,411)	$(5,552,946)

Unaudited - See notes to condensed consolidated financial statements

FreeHand Systems International, Inc.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

For the six month periods ended September 30,	2007	2006

Cash Flows from Operating Activities

Net loss	$(4,094,801)	$(6,519,449)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	247,805	408,951
Amortization of option discount – related party notes payable	—	333,590
Amortization of debt discount – others	85,450	76,049
Amortization of beneficial conversion feature – others	—	173,185
Loss on conversion of debt	—	2,649,639
Depreciation	16,359	20,974
Stock issued for services – others	39,500	911,616
Stock issued for services – related party	—	42,000
Stock issued for interest payment – related party	—	130,000
Stock option value for services	201,475	224,460
Stock-based compensation	445,769	143,475
Bad debt provision	—	2,000
Warrant value for penalties	17,070	—
Accrued interest on senior secured note	21,370	—
Changes in operating assets and liabilities:
Accounts receivable	(92,168)	(310,741)
Inventory	(330,218)	136,015
Other current assets	114,803	32,381
Accounts payable	(228,008)	(8,029)
Accrued interest – related parties	14,467	—
Accrued interest – others	—	—
Other accrued liabilities	160,561	661,644
Deferred revenue	62,550	(51,431)

Net Cash Used in Operating Activities	(3,318,015)	(943,671)

Unaudited -See notes to condensed consolidated financial statements.

Continued

FreeHand Systems International, Inc.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

Cash Flows from Investing Activities
Purchase of property and equipment	$(11,298)	$(566)
Purchase of intangible assets	—	(25,000)
Cash from acquisition - ECS	—	3,937

Net Cash Used in Investing Activities	(11,298)	(21,629)

Cash Flows from Financing Activities
Notes payable – related parties	—	571,650
Notes payable – others	—	83,000
Proceeds from stock option exercises	—	15,499
Proceeds from private placement of stock	—	660,390
Proceeds from private placement of units of common stock and warrants, net	—	2,635,240
Proceeds from sale of stock to employee	—	100,000
Proceeds from warrant exercise, net	1,880,000	—
Proceeds from senior secured note, net of $20,000 costs	1,480,000	—
Payments of credit line and note payable – related party	(23,285)	—
Proceeds (Payment) of bank credit line	(293,931)	1,351
Restricted cash used to pay bank credit line	300,000	—
Proceeds from stock option exercise – related party	—	2,000

Net Cash Provided by Financing Activities	3,342,784	4,069,130

Net Increase in Cash and Cash Equivalents	13,471	3,103,831

Cash and Cash Equivalents, beginning of period	704,009	57,647

Cash and Cash Equivalents, end of period	$717,480	$3,161,478

Other Cash Flow Information:
Cash paid for interest	$7,446	$57,836

Non-Cash Investing and Financing Activities:

Stock issued for accounts and notes payable	$18,750	$10,016,804

Stock issued for accrued interest ($1,153,385 related party)	—	1,694,668

Stock issued for intangible assets	$90,000	—

Change in value of option and reduction of long-term debt – related party	$34,433	$—

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

1.	Description of the Business	These financial statements are the consolidated financial statements of FreeHand Systems International, Inc. (“FreeHand” or “the Company”)

FreeHand is the developer of the MusicPad Pro® (“MusicPad”) digital sheet music display system, which consists of a computer appliance display tablet for sheet music and software. MusicPad is sold in a variety of versions and configurations. The Company specializes in technology applications for the sheet music industry, including hardware, software and digital sheet music content. The Company’s patented proprietary hardware (“MusicPad”) and software (“Music Management System”) with additional products that bridge the gap between paper and digital domains, allow for the easy conversion to and storage in digital format of printed sheet music.

The MusicPad is designed to serve the performing musician, and is currently being used by professional and amateur musicians, as well as bands and orchestras, throughout the world. MusicPad is also used as a teaching aid in high school and college musical curriculum programs.

The Company has acquired rights to digital sheet music and print sheet music libraries. It has and will continue to digitize their print libraries and the Company provides a platform for users to download and print sheet music from these libraries. Users can download from the Company

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

website at www.freehandmusic.com or at selected music dealers in the United States. The Company also intends to continue to add content to its sheet music libraries through licensing and acquisition.

Basis of Presentation

The unaudited condensed consolidated financial statements included herein have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position of the Company at September 30, 2007, the results of its operations for the three and six month periods ended September 30, 2007 and 2006 and its cash flows for the six month periods ended September 30, 2007 and 2006. The results of operations for the periods presented are not necessarily indicative of those that may be expected for the full year. The condensed consolidated financial statements presented herein have been prepared by management, without audit by independent auditors who do not express an opinion thereon, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended March 31, 2007 and 2006 previously filed. The independent auditors’ reports on the consolidated financial statements for the years ended March 31, 2007 and 2006 each contained an explanatory paragraph which states that our consolidated financial condition, as reported in our consolidated financial statements, raises substantial doubt as to our ability to continue as a going concern.

FreeHand Systems International, Inc. is the parent holding company and has no operations. FreeHand Systems, Inc. is the operating company and is a wholly owned subsidiary of the Company. Sheet Music Now A. S., a Danish company and Electronic Courseware Systems, Inc. are wholly owned subsidiaries of FreeHand Systems International, Inc. The consolidated financial statements include the accounts of all of these entities. All significant intercompany accounts and transactions have been eliminated in the consolidation.

The financial statements for Sheet Music Now A.S. are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheets have been translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholder’s equity (deficit). Foreign currency transaction gains and losses are included in the results of operations. Translation adjustment and Foreign currency transaction gains and losses have been insignificant to date; therefore no separate reporting is shown in these condensed consolidated financial statements.

2.	Liquidity and Going Concern

As of September 30, 2007, the Company had cash and cash equivalents of $717,000, accumulated losses of $45.9 million, a working capital deficiency of $1.8 million and a stockholders’ deficit of $5.2 million. Management expects to incur additional losses in the foreseeable future as the Company grows its customer base. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that additional debt or equity financing will be necessary in addition to the combination of cost containment actions, the expected increase in sales as a result of the distribution and digital sheet music licensing agreement entered into in September 2007 and the associated working capital financing under discussion in order for the Company to continue to operate for the next twelve months. There are no current discussions underway to obtain the additional equity or debt financing needed and there can be no assurance that such financing will be available to the Company on terms acceptable to it or at all. In addition, other significant assumptions supporting management’s assessment, including availability of working capital financing, anticipated sales, inventory availability and operating expense levels could change and the changes could be material. Any failure in these areas could negatively impact the Company’s ability to pay its obligations as they come due and to continue as a going concern.

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to achieve profitability and significant positive cash flows.

3.	Stock-Based Compensation

On April 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all options issued after April 1, 2006 and unvested stock options outstanding at April 1, 2006 that are ultimately expected to vest as the requisite service is rendered. Stock-based compensation expense for awards granted prior to April 1, 2006 is based on the grant-date fair-value as determined under the pro forma provisions of SFAS No. 123. The Company recognized stock-based compensation expense of $333,922 during fiscal 2007 as a result of the adoption of SFAS No. 123R. In accordance with SFAS No. 123R, beginning in fiscal 2007 the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows if and when they become realizable. No such benefits were realizable in fiscal 2007 or the first half of fiscal 2008.

No stock-based compensation costs have been capitalized as of March 31, 2007 or September 30, 2007. As of September 30, 2007, $935,000 of total unrecognized compensation cost related to employee stock options and restricted stock units is expected to be recognized over a weighted-average period of 2.3 years.

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

For non-employees, SFAS No. 123 and Emerging Issues Task Force Abstract 96-18 (“EITF 96-18”) apply whereby cost is measured at the grant date, using the fair value method, but is recognized in the financial statements over the vesting period or immediately if no further services are required.

The impact of stock-based compensation expense for the three months ended September 30, 2007 and 2006 was $210,702 ($0.00 per share – basic and diluted) and $77,908 ($0.01 per share – basic and diluted), respectively. The impact of stock-based compensation expense for the six months ended September 30, 2007 and 2006 was $434,591 ($0.01 per share – basic and diluted) and $143,475 ($0.01 per share – basic and diluted), respectively.

No employee options were granted during the three months ended September 30, 2007. During the three months ended September 30, 2006 the Company granted employee options to purchase 257,800 shares of common stock, with an estimated total grant-date fair value of $139,000. Of this amount, the Company estimated that the stock-based compensation expense of the awards not expected to vest was $4,000. During the three months ended September 30, 2007 and 2006 the Company granted options to non-employees to purchase 50,000 and 1,170,000 shares of common stock, with an estimated total grant date fair value of $8,000 and $509,000, respectively.

During the six months ended September 30, 2007 and 2006, the Company granted employee options to purchase 50,000 and 337,800 shares of common stock with an estimated total grant-date fair value of $18,000 and $187,000, respectively. Of these amounts, the Company estimated that the stock-based compensation expense of the awards not expected to vest was $0 and $6,000, respectively.

During the three months ended September 30, 2007 in connection with the termination of three employees the Company accelerated the vesting and extended the time to exercise on a total of 554,555 options. The Company determined the incremental value of the options on the dates of the changes to be approximately $40,000 and charged that amount to expense.

The fair value of stock-based option plan awards to employees and others have been valued on the date of grant using the BSM option-pricing model with the following weighted-average assumptions:

For the three and six month periods ended September 30,	2007	2006

Expected volatility	142%	90%
Expected life of options (average of vesting date and term)	6. 0 years	6.0 years
Dividend rate	0%	0%
Risk-free interest rates	4.2% - 4.6%	4.7% - 5.0%

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

4.	Amortizable Intangible Assets and Goodwill	Amortizable intangible assets consist of the following:

	September 30, 2007		March 31, 2007

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Patents	$273,592	$273,592	$273,592	$263,591
Digital sheet music masters	1,424,135	1,265,032	1,333,969	1,189,165
Sheet music distribution rights	635,449	405,981	635,449	300,073
Sheet music masters	76,750	49,035	76,750	36,243
Customer lists	95,000	11,875	95,000	5,938
Proprietary software - prepackaged	47,000	9,400	47,000	4,700
Proprietary technology – software tools	326,000	65,200	326,000	32,600
Subtotal	$2,877,926	$2,080,115	$2,787,760	$1,832,310
Intangible assets, net	$797,811		$955,450

Patents have an estimated useful life of three to seven years, and copyrights and trademarks, digital sheet music masters, sheet music distribution rights and sheet music masters have a three-year useful life, customer lists have an eight year life and proprietary technology has a five year life, resulting in a weighted average useful life of 3.6 years. The following table summarizes estimated future amortization expense on these intangible assets:

For the fiscal year ending March 31:

2008 – remaining six months	$172,361
2009	285,000
2010	146,000
2011	115000
2012	49,000
Subsequent	30,450
$797,811

In September 2006, the Company acquired ECS, a privately held computer software developer and publisher of music and music education products, in a stock for stock transaction. The Company issued 175,000 shares of its common stock valued at $124,250 and granted a stock option for 250,000 shares of its common stock valued at $127,500 to the former shareholders of ECS.

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

An additional 75,000 shares of common stock will be issued to one of the former shareholders of ECS when and if certain tasks are completed. In September 2007, these tasks were completed and the Company increased goodwill by $13,500, which represents the fair value of the 75,000 shares ($0.18 per share) at the date the tasks were completed. The shares will be issued in November 2007.

6.	Notes Payable	A summary of the Company’s debt obligations is as follows:

September 30,	2007

Senior Secured Note – Interest at 8%. Principle and interest due April 1, 2009 collateralized by all the assets of the Company except inventory.	$1,500,000

Accrued interest	21,370

Warrant discount and deferred costs	(552,182)

Senior Secured Note - net	969,188

Notes Payable – Related Party

Promissory Note payable, stated interest at 12%, due April 10, 2009 collateralized by all the assets of the Company, subordinate to the Senior Secured Note. Principals of the lender are management and directors of the Company.	$901,129

Notes Payable – Others

Notes payable, interest of 10%, due on demand.	40,894

Total Notes Payable	$1,911,211

Principle payments of $2,401,129 are due in fiscal 2010.

In May 2007, at the request of KAL Equity Fund II, a related party, the Company extended the expiration date and exercise price of certain options. The effect of these changes increased the option value by $34,433. This change in option value was treated as a reduction of the amount owed on the Line of Credit Promissory Note.

In July 2007, the Company borrowed $1,500,000 and issued a senior secured note due April 1, 2009 (the “Note”) with interest at 8% from Vision Opportunity Master Fund, Ltd. (“Vision”) and granted additional warrants to purchase 5,000,000 shares of common stock at an exercise price of $0.65 per share with a term of seven years. The Note is collateralized by all of the assets of the Company except for inventory. Payment of interest is deferred until maturity. The Company valued the warrants using the BSM option-pricing model with interest rate and volatility assumptions of 4.68% and 141%, respectively. The relative fair value of the warrant of $617,632 has been recorded as note discount and increase to equity. The note discount and costs of $20,000 were amortized to interest expense using the effective interest method during the three months ended September 30, 2007. During the six months ended September 30, 2007 approximately $85,000 was amortized to interest expense and the remaining $552,000 will be amortized over the life of the note (22 months). The effective annual interest rate on this borrowing including amortization of the discount is approximately 40%.

7.	Capital Stock

The Company is incorporated as FreeHand Systems International, Inc. in Delaware. The Company is authorized to issue 95,000,000 shares, of which 5,000,000 preferred and 90,000,000 common shares are authorized.

In May 2007, the Company changed the exercise price of the Series A warrants to $0.001 per share and Vision exercised the Series A warrants and 2,000,000 of the Series G warrants for a

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

total of 3,996,875 common shares, resulting in gross proceeds to the Company of $2,000,000. The Company changed the exercise price of all remaining warrants held by Vision to $0.50. In July 2007, in connection with the Senior Secured Note borrowing the Company changed the conversion rate of the Series C Preferred Stock to 50,000 common shares for each share of Series C Preferred Stock from 33,333 shares. This adjusted the conversion price to $0.50 per common share from $0.75 per common share.

In August 2007, the Company issued 3,051,037 shares of common stock in exchange for the Series B preferred stock rights.

(a)	Warrants and Options

Notes Payable – Related Parties and Others
In the first six months of fiscal 2007, in connection with notes payable, the Company issued options to purchase a total of 680,000 shares of common stock (580,000 in the three months ended September 30, 2006). The options are exercisable at prices ranging from $0.65 to $0.75 per share. The Company used the BSM option-pricing model to calculate the fair value of the options issued using the following assumptions:

September 30,	2006

Exercise price	$0.65
Interest rate	4.9%
Volatility	90%
Term of warrant	2.4	years

For convertible notes where the proceeds from the note, net of option discount, are less than the value of the stock into which it could be converted, the Company records the value of that beneficial conversion feature. The fair value at issuance of the options was $281,076 in the first six months of fiscal 2007. The value of the beneficial conversion features for options issued during the six months ended September 30, 2006 was $52,629. The value of these options and beneficial conversion features has been amortized to interest expense using the effective interest method over the terms of the related notes.

(b)	Common Stock

As of September 30, 2007, giving effect to outstanding warrants, the Company has reserved the following shares of common stock for future issuance:

Conversion of Series A convertible preferred stock	3,346,687
Conversion of Series C convertible preferred stock	4,000,000
Potential shares to be issued	326,632
Outstanding warrants to purchase common shares	22,570,434
Outstanding non-employee options/warrants	5,539,043
Outstanding employee stock options	6,423,849

Total common shares reserved	42,206,645

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

8.	Income Taxes

On April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertain Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“FAS 109”) and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FIN 48, there was no impact to the Company’s consolidated financial position, results of operations or cash flows for the six month period ended September 30, 2007. In accordance with FIN 48, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of income taxes. At September 30, 2007 no interest or penalties related to unrecognized tax benefits had been recorded. There was no change to the Company’s unrecognized tax benefits for the six month period ended September 30, 2007.

The Company and certain of its subsidiaries are subject to taxation in the U.S. and various states and foreign jurisdictions. All the Company’s tax years will be open to examination by the U.S. federal and certain state tax authorities due to the Company’s net operating loss and overall credit carry forward position.

9.	Related Parties

KAL Equity Fund II (“KAL Fund II”) is a related party company. The chief executive officer, also a director of FreeHand, is the Managing member of KAL Fund II. Another officer and director of the Company is also a member in KAL Fund II. KAL Fund II holds 301,202 shares of Series A preferred stock and a note payable of $901,129 at September 30, 2007.

Direct Response Specialists (“DRS”), a company 55% owed by an officer and director of the Company, provided advertising, marketing and other services in the amounts of $37,027 and $117,619 for the three month periods ended September 30, 2007 and 2006 and $119,699 and $158,305 for the six month periods ended September 30, 2007 and 2006, respectively. Payables to DRS of $7,117 were included in the accounts payable at September 30, 2007.

10.	Commitments and contingencies	(a)

Pursuant to its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. To date, the Company has not incurred any costs, as there have not been any lawsuits or claims that would invoke these indemnification agreements. Accordingly, the Company has recorded no liabilities for the agreements as of September 30, 2007.

(b)

The October 2005 purchase agreement with Sheet Music Now A.S. (“SMN”) provided that the former shareholders of SMN will earn one share of common stock, up to a maximum aggregate of 900,000 shares, for every $1.25 of gross revenue generated by SMN in the 24 months following the acquisition. For the period from the date of the acquisition through October 2007, SMN generated $158,289 of gross revenues. The Company has reserved 126,632 common shares related to this earnout provision. The Company valued the shares at the closing price on October 14, 2007 ($0.18), the anniversary date of the agreement, and in November 2007, the Company issued the common shares resulting in an increase to goodwill of $22,794.

(c)

During fiscal 2007 the Company issued a convertible debenture for $50,000 that was convertible into a maximum of 240,000 shares of common stock. During fiscal 2007 approximately $17,000 was converted into 40,000 shares of common stock in exchange for services rendered. Subsequently a dispute arose between the Company and the holder. The holder made demand for conversion and the Company refused. A settlement was reached, but not concluded and the holder has not made any further claim. In April 2007, the trustee for the remaining 200,000 shares instructed the Company’s transfer agent to release the shares. The Company disputes the release of these shares and at September 30, 2007, the Company has a note payable of $33,000 on which it is accruing interest and has reserved 200,000 shares of common stock to be issued pending resolution of this matter.

(d)

During fiscal 2006 based on orders from its distributors, the Company issued purchase orders to its manufacturer in China in excess of $5.4 million. One distributor subsequently cancelled its order which resulted in increased holding costs for the manufacturer. Purchase orders are not firm commitments. The MusicPad units are to be manufactured under the purchase order on production requests issued from time to time by the Company. During fiscal 2007 the manufacturer accepted 232,601 shares of restricted common stock as satisfaction of $297,730 of the Company’s indebtedness. At September 30, 2007, the Company still owed $246,000 to this manufacturer which is included in accounts payable.

(e)

In 2007, MCRB Service Bureau, Inc. sued FreeHand Systems, Inc. (“FSI”) in the Superior Court of the State of California to recover amounts due pursuant to a contract with FSI. FSI filed its answer to the Court on June 20, 2007 denying all allegations. In September 2007, the matter was settled for amounts accrued.

FreeHand Systems International, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(Unaudited)

(f)

In April 2007, Peyton Chandler & Sullivan, Inc. (“PCS”) sued FSI in the Superior Court of the State of California to recover unspecified amounts pursuant to a contract with FSI. The Company believes this suit is without merit, has filed a cross cliam and intends to both aggressively defend the claims of PCS and pursue its cross complaint against PCS.

(g)

On or about September 19, 2007, Basle Holdings Ltd., Chatsworth Asset Management, Ltd., Commodity Trade Ltd., Kilgarven Investment & Holding Co., Ltd., Michael T. Cronin and Max Schmid (the “Plaintiffs”) commenced an action against Freehand Systems International, Inc. (the “Company,” erroneously sued as “Freehand Systems, Inc.”), Angelo J. Panzarella (“Panzarella”), Ron Hottovy (“Hottovy”) and Holladay Stock Transfer, Inc. (“Holladay”) in the United States District Court for the Middle District of Florida seeking damages in an unspecified amount and declaratory and injunctive relief.

Plaintiffs’ complaint alleges fraud in violation of state and federal securities laws, common law fraud, conversion, breach of fiduciary duty and violation of the Uniform Commercial Code. Essentially, Plaintiffs claim that Panzarella and Hottovy falsely claimed to have authority to act on behalf of the Company and defrauded Plaintiffs by facilitating a reverse merger of a Nevada corporation, Freehand Systems, Inc., into the Company (then a public shell named U.S. Envronmental, Inc. (“USEV”)), and then changing USEV’s name to Freehand Systems International, Inc. Plaintiffs claim that they owned a controlling interest in the Company prior to a reverse stock split, the reverse merger and a subsequent change of USEV’s name. Plaintiffs allege that the Company has failed and refused to issue new certificates to the Plaintiffs indicating their post-split ownership and indicating the new name of the Company. Plaintiffs also claim that Messrs. Panzarella and Hottovy and the Company also deprived them of the opportunity to obtain consideration for the Company as a corporate shell or to pursue alternative purchasers for the shell.

Prior to institution of a lawsuit by the same Plaintiffs in January 2007, Plaintiffs made demands for such new certificates; however, despite numerous requests to Plaintiffs and Plaintiffs’ counsel, the Company has never received adequate documentation or information to verify Plaintiffs’ claims and has, therefore, refused to issue stock certificates to Plaintiffs. The January 2007 lawsuit was dismissed by the court sua sponte in April 2007 for failure to prosecute. No demands or other communication were issued to the Company prior to commencement of the current proceedings. At the time of the reverse merger, the Company reserved shares in the name of a nominee to be issued to the appropriate individuals upon receipt of adequate documentation. Such shares were included in the shares issued to former USEV shareholders and have been treated as issued and outstanding since the time of the merger. At the time of the earlier demands, no claims of fraud were alleged.

The Company is conducting an investigation into the Plaintiffs’ allegations and has retained counsel to defend the lawsuit.

PART III

Items 1 and 2. Index to Exhibits and Description of Exhibits

Note: Except for Exhibits marked “filed herewith,” all Exhibits listed below were filed with the Company’s initial Form 10-SB as originally filed on August 29, 2007.

Exhibit Number	Description

2.1.1	Certificate of Incorporation of the Company, dated February 17, 1988, as amended

2.1.2	Certificate of Designation of Series C Convertible Preferred Stock

2.2	By-laws of the Company

3.1	Line of Credit Promissory Note, dated October 29, 2001, between FreeHand Systems, Inc. and KAL Capital Fund I, LLC

3.2	Line of Credit Promissory Note, dated April 3, 2002, between FreeHand Systems, Inc. and KAL Capital Fund II, LLC

3.3	Addendum to Line of Credit Promissory Note, dated April 1, 2003, between FreeHand Systems, Inc. and KAL Capital Fund I, LLC

3.4	Addendum II to Line of Credit Promissory Note, dated March 30, 2007, between FreeHand Systems, Inc. and KAL Capital Fund I, LLC

3.5	Series B Warrant dated September 26, 2006 for the purchase of 2,000,000 shares of Common Stock

3.6	Series C Warrant dated September 26, 2006 for the purchase of 2,000,000 shares of Common Stock

3.7	Series D Warrant dated September 26, 2006 for the purchase of 2,000,000 shares of Common Stock

3.8	Series E Warrant dated September 26, 2006 for the purchase of 2,000,000 shares of Common Stock

3.9	Series F Warrant dated September 26, 2006 for the purchase of 2,000,000 shares of Common Stock

3.10	Series G Warrant dated February 1, 2007 for the purchase of 4,000,000 shares of Common Stock

3.11	Series H Warrant dated February 1, 2007 for the purchase of 4,000,000 shares of Common Stock

3.12	Warrant, dated July 27, 2007, for the purchase of 5,000,000 shares of Common Stock

3.13	Senior Secured Note, dated July 27, 2007, in favor of Vision Opportunity Master Fund, Ltd.

10.1	Lease, dated March 19, 2001 by and between Ueneka Family Partnership and KAL Equity Group, Ltd.

10.2	First Amendment to Lease, dated October 16, 2001 by and between Ueneka Family Partnership and KAL Equity Group, Ltd.

10.3	Second Amendment to Lease, dated November 5, 2001 by and between Ueneka Family Partnership and KAL Equity Group, Ltd.

10.4	Third Amendment to Lease, dated September 5, 2003 by and between Ueneka Family Partnership and KAL Equity Group, Ltd.

10.5	Assignment of Lease, dated December 20, 2005, by KAL Equity Group, Ltd. and FreeHand Systems, Inc.

10.6	Agency Agreement, dated January 1, 2004, by and between FreeHand Systems, Inc. and Direct Response Specialists, Inc.

Exhibit Number	Description

10.7	Manufacturing Agreement, dated March 10, 2004, between FreeHand Systems, Inc. and Elite Business Machines Manufacturing Company Limited

10.8	Settlement, License and Release Agreement, dated December 16, 2004, between FreeHand Systems, Inc. and David H. Sitrick

10.9	Securities Purchase Agreement dated October 14, 2005 among Freehand Systems, Inc., Sheet Music Now A/S and the shareholders of Sheet Music Now A/S

10.10	Form of FreeHand Systems, Inc. Dealer Channel Agreement

10.11	Form of Sheet Music License and Distribution Agreement

10.12	Engineering Services Agreement, dated June 5, 2006, between FreeHand Systems, Inc. and Brite Lite Select LLC

10.13	Intentionally omitted

10.14	Exchange Agreement, dated September 14, 2005 between U.S. Environmental, Inc. and Freehand Systems, Inc.

10.15	Common Stock and Warrant Purchase Agreement, dated September 26, 2006 between Freehand Systems International, Inc., and Vision Opportunity Master Fund, Ltd.

10.16	Registration Rights Agreement dated September 26, 2006 between Freehand Systems International, Inc., and Vision Opportunity Master Fund, Ltd.

10.17	Consulting Agreement, dated as of October 15, 2006, by and between FreeHand Systems, Inc. and CAK Entertainment, Inc.

10.18	Contract for Services, dated March 31, 2007, between FreeHand Systems, Inc. and Lami Park LLC

10.19	Exchange Agreement dated January 31, 2007 between Freehand Systems International, Inc., and Vision Opportunity Master Fund, Ltd.

10.20

Form of Lockup Agreement dated September 26, 2006 entered into between certain stockholders and the Company pursuant to the requirements of the Common Stock and Warrant Purchase Agreement, dated September 26, 2006 between Freehand Systems International, Inc., and Vision Opportunity Master Fund, Ltd. (filed herewith)

10.21	Form of Exchange Agreement, by and between Freehand Systems International, Inc. and certain stockholders of Freehand Systems International, Inc.

10.22	Letter of Understanding, dated March 23, 2007, between FreeHand Systems International, Inc. and MPI

10.23	Securities Purchase Agreement, dated July 27, 2007, by and between FreeHand Systems International, Inc. and Vision Opportunity Master Fund, Ltd.

10.24	Guaranty Agreement, dated July 27, 2007, by and between FreeHand Systems International, Inc. and FreeHand Systems, Inc.

10.25	Security Agreement, dated July 27, 2007, among FreeHand Systems International, Inc., FreeHand Systems, Inc. and Vision Opportunity Master Fund, Ltd.

10.26	2006 Equity Incentive Plan

10.27	Employment Agreement, dated July 3, 2007, between FreeHand Systems, Inc. and Kim A. Lorz

10.28	Employment Agreement, dated July 3, 2007, between FreeHand Systems, Inc. and Theodore Schroeder

Exhibit Number	Description

10.29	Employment Agreement, dated July 3, 2007, between FreeHand Systems, Inc. and Michael Hamilton

10.30	Employment Agreement, dated July 3, 2007, between FreeHand Systems, Inc. and Karen Kupfer

10.31	Employment Agreement, dated July 3, 2007, between FreeHand Systems, Inc. and Sarah Shreve

10.32	MusicPad Distribution Agreement dated September 24, 2007 between FreeHand Systems International, Inc. and Hal Leonard Corporation (filed herewith)

10.33	Digital Retail Program Distribution Agreement dated September 24, 2007 between Hal Leonard Corporation and FreeHand Systems International, Inc. (filed herewith)

16.0	Letter from BDO Seidman LLP (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FreeHand Systems International, Inc.

Date: November 13, 2007	By:	/s/ Kim A. Lorz

Kim A. Lorz
Chief Executive Officer